As confidentially submitted to the Securities and Exchange Commission on October 2, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333–

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AbCellera Biologics Inc.

(Exact name of registrant as specified in its charter)

British Columbia	8731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2215 Yukon Street

Vancouver, BC V5Y 0A1

(604) 559-9005

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sam Zucker Deepa M. Rich Mitchell S. Bloom James Xu Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 (650) 752-3100	Joseph Garcia Blake, Cassels & Graydon LLP 595 Burrard Street, Suite 2600 Vancouver, BC V7X 1L3 Canada (604) 631-3300	Carl L. G. Hansen, Ph.D. Andrew Booth Tryn T. Stimart AbCellera Biologics Inc. 2215 Yukon Street Vancouver, BC V5Y 0A1 Canada (604) 559-9005	Charles S. Kim Kristin VanderPas Divakar Gupta Richard Segal Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Shahir Guindi Trevor Scott Osler, Hoskin & Harcourt LLP Suite 1700, Guinness Tower 1055 West Hastings Street Vancouver, BC V6E 2E9 Canada (778) 785-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common shares, no par value per share	$	$

(1)

Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Registration fee will be paid when registration statement is first publicly filed under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2020

PRELIMINARY PROSPECTUS

                              Shares

Common Shares

This is the initial public offering of common shares of AbCellera Biologics Inc. We are offering                  of our common shares. Prior to this offering, there has been no public market for our common shares. We anticipate that the initial public offering price per share of our common shares will be between $                 and $                 per share. We intend to apply to list our common shares on the Nasdaq Global Market under the symbol “ABCL.”

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to an additional                common shares from us at the initial public offering price, less underwriting discounts and commissions.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended and, as such, have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to AbCellera (before expenses)
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for additional disclosure regarding the underwriting discounts and commissions and estimated expenses payable by us.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                 , 2020.

Credit Suisse	Stifel	Berenberg	SVB Leerink	BMO Capital Markets

The date of this prospectus is                 , 2020.

You should rely only on the information contained in this document or to which we have referred you. Neither we nor the Underwriters have authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Regardless of the time of delivery of this prospectus or of any sale of our common shares and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Through and including                 ,                (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars. All references in this prospectus to “$,” “US $,” “dollars” and “USD” mean U.S. dollars. Our consolidated financial statements are presented in U.S. dollars and all references to “$” in our consolidated financial statements mean U.S. dollars. All references to “Canadian dollars” and “CAD $” mean Canadian dollars. Transactions in Canadian dollars are translated to U.S. dollars at exchange rates at the date of such transactions. Period end balances of monetary assets and liabilities in Canadian dollars are translated to U.S. dollars using the period end exchange rate.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. You should also consider, among other things, the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. In this prospectus, references to “AbCellera,” the “Company,” “we,” “us,” “our” and similar references refer to AbCellera Biologics Inc. and its wholly owned subsidiaries.

Overview

We believe that the surest path to a better future is through technological advancement and the new frontier of technology lies at the interface of computation, engineering and biology. Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. We aim to become the centralized operating system for next generation antibody discovery.

Our full-stack, artificial intelligence-, or AI, powered drug discovery platform searches and analyzes the database of natural immune systems to find antibodies that can be developed as drugs. We believe our technology increases the speed and the probability of success of therapeutic antibody discovery, including enabling discovery against targets that may otherwise be intractable. Rather than advancing our own clinical pipeline of drug candidates, we forge partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. We empower them to move quickly, reduce cost and tackle the toughest problems in drug development. As of September 30, 2020, we had 94 discovery programs that are either completed, in progress or under contract with 26 partners. As a recent example, in a collaboration with Eli Lilly and Company, or Lilly, we applied our technology stack to co-develop LY-CoV555, a potential antibody therapy to treat and prevent COVID-19. Starting from a single blood sample obtained from a convalescent patient, we and our partners identified a viable antibody drug candidate within three weeks that advanced into clinical testing 90 days after initiation of the program.

Antibodies, which are proteins generated by natural immune systems to fight infection and disease, are amongst the fastest growing class of drugs and are used across multiple therapeutic areas, including oncology, inflammation, neurodegeneration and many others. In 2019, antibody-based therapeutics accounted for over $140.0 billion in sales worldwide and represented five of the top 10 selling therapeutics. The rise of genomics, high-throughput biology and genetic engineering has greatly expanded the opportunity and the ecosystem of innovators working to advance the development of antibody-based therapeutics. There has been a proliferation of biopharmaceutical companies pursuing innovative drug candidate formats and new targets. As new entrants continue to emerge, we believe the total addressable market will continue to expand.

As the field of antibody therapeutics evolves, finding novel antibodies with desired therapeutic properties has become increasingly competitive and demanding. We believe that there are two fundamental problems hindering the discovery and development of next generation antibody-based therapeutics. The first is the state of technology: because of the limitations of legacy discovery approaches, there are many well-validated targets for which suitable antibodies cannot be found. The second is access: most companies are forced to cobble together fragmented solutions and lack the facilities and expertise needed to prosecute their antibody programs. Both of these problems contribute to the rising cost of drug development and delay bringing needed therapies to patients.

Many emerging and established life sciences companies have been built around technologies that focus on one or a limited number of steps in the discovery process, including immune repertoire sequencing, or RepSeq, single-cell analysis, AI, and transgenic rodent platforms. We believe we uniquely integrate proprietary technologies that address each of these steps, creating a complete solution for our partners. Over the last eight years, we have developed and assembled technologies that unlock the database of natural antibodies. We are democratizing the industry by providing our partners of all sizes with access to our centralized operating system.

As depicted in Figure 1 below, our technology stack is a chain of interlocking technologies that is designed to enable the identification of antibodies with desired therapeutic properties.

Figure 1: Our Technology Stack

Some notable technologies within our stack that compound the productivity and efficiency of each step of the discovery process include:

•	Source. We combine proprietary immunization with genetically engineered mouse technologies to provide a diverse source of human antibodies.

•	Search. Our patented microfluidic single-cell screening technology combines speed, throughput, efficiency, resolution and versatility, enabling rapid and deep searches of natural antibody responses.

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Find. Following the acquisition of Lineage Biosciences Inc., or Lineage, in 2017, we integrated high-throughput RepSeq technology with our single-cell screening technology to provide leading capabilities for the comprehensive profiling and functional characterization of antibody diversity.

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Analyze. Our internally developed platform, Celium, a powerful computational engine for mining, interacting and visualizing the terabytes of data generated during an antibody discovery campaign, combines software, AI and visualization tools to organize, compute and interactively explore large multidimensional data sets.

•	Engineer. We acquired rights to the OrthoMab bispecific technology in 2020, which is a versatile and clinically-validated protein engineering solution to design and produce bispecific antibodies.

The marriage of advanced data collection and computation creates a flywheel effect that augments our technology. As we run our partnership business, we are amassing unique, multi-dimensional data sets that link measurements at the level of single immune cells with the properties of the antibodies they make and the DNA sequences that encode their function. A single antibody discovery project can generate millions of DNA sequences and single-cell measurements, as well as thousands of target-specific antibodies, each characterized by hundreds of data points. Every project generates more data about the antibody immune response. This creates a competitive advantage whereby Celium extracts insights from the data that allows us to accelerate wet lab experimentation with in silico computation in a continuously iterative process. Because our computation is grounded on real world data, the output of Celium is not theoretical predications. We find real molecules that have been optimized by nature.

Our business thesis is based on the belief that technological advancement can improve the drug development process and that maximizing the value and impact of our work is best achieved through partnerships. In March 2020, we tested these beliefs as we mobilized our response to the COVID-19 pandemic. Working with our partner Lilly, we were able to progress from initiation of discovery to clinical trials in only 90 days. As of September 16, 2020, the first clinical development candidate in this collaboration, LY-CoV555, was being evaluated in five clinical trials, including two Phase 3 trials for treatment and prophylaxis of COVID-19. On September 16, 2020, Lilly released the first interim Phase 2 clinical data which showed that treatment of COVID-19 infected patients with LY-CoV555 resulted in a 72% risk reduction in hospitalization as compared to placebo. As proud as we are to have played a role in the global response to COVID-19, we believe it is only an example of how our technology can accelerate drug discovery.

Our business has historically been both high growth and capital efficient, with a 106% CAGR in revenue and positive operating cash flow on an annual basis since 2015. Our partnership agreements include: (i) payments for technology access and performance of research, (ii) downstream payments in the form of clinical and commercial milestones and (iii) royalties on net sales of any approved therapeutics. We structure our agreements in a way that is designed to align our partners’ economic interest with our own. While the vast majority of our historical revenue reflects payments from research programs, we believe the long-term value of our business will be driven by downstream milestone and royalty payments. For the years ended December 31, 2018 and 2019 and the six months ended on June 30, 2019 and 2020, our revenue was $8.8 million, $11.6 million, $5.0 million and $15.9 million, respectively. For the years ended December 31, 2018 and 2019 and the six months ended on June 30, 2019 and 2020, our net income (loss) was $0.3 million, $(2.2) million, $(0.6) million and $4.6 million, respectively. As of September 30, 2020, we have entered into agreements for 94 partnered discovery programs, 71 of which include the potential for milestone and royalty payments from our partners. As of September 30, 2020, we had 174 full-time employees in Canada, the United States and Australia, consisting of 81 scientists, 45 engineers and data scientists and 48 business professionals.

Our Strategy

Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. To achieve this mission, we aim to become the operating system for next generation antibody discovery, and to act as an integral part of our partners’ development efforts.

We seek to expand the industry of antibody therapeutics in two ways. First, we believe our technology can solve discovery problems to unlock new opportunities for therapeutic antibody development. Second, by accessing our teams, technologies and facilities, partners can eliminate the extended delays and costs associated with setting up antibody discovery capabilities. Through our partnership business, we aim to enable our partners to start programs without delay and prosecute them at maximum speed.

Our strategy includes:

•	Create more value with our existing partnerships.

•	Increase the number of partnerships.

•	Expand our market by delivering a full solution through forward integration.

•	Scale our teams and facilities to meet future demand.

•	Further our technological differentiation.

•	Leverage synergy of data and computation.

We believe our strategy creates a virtuous cycle, as depicted in Figure 2 below, that will drive our position as the centralized operating system for antibody discovery.

Figure 2: Our Business Strategy

Our Key Competitive Strengths

Our industry position and success are based on the following key competitive strengths:

•	Better antibody discovery, from the start.

•	A full-stack technology, accessible to all.

•	An AI platform built on real world data.

•	A unique combination of hardware, software and wetware.

•	Industry-innovating business model.

•	The flywheel of data, partnerships and technology.

•	Strong brand built on performance and third-party recognition.

•	Robust IP portfolio including foundation patents.

•	Founder-led team, custom-built for interdisciplinary technology development.

Our Market Opportunity

Antibodies are the fastest growing class of drugs and are used across multiple therapeutic areas, including oncology, inflammation, neurodegeneration and many more. In 2019, antibody-based therapeutics accounted for over $140 billion in sales and represented five of the top 10 selling therapeutics worldwide. In 2019, antibodies represented 70% of the sales of all biologics, and 36 antibody therapeutics reached blockbuster status with sales higher than $1.0 billion. The antibody-based therapeutics market is expected to reach approximately $260 billion in size by 2025, representing a CAGR of approximately 11% for the period from 2019 to 2025. Further, the more nascent cell therapy market is expected to grow from $1.0 billion in 2019 to over $17.0 billion in 2025, reflecting a CAGR of around 60%. Opportunities for accelerating growth of the antibody therapeutics market include improved access to traditionally difficult targets (e.g., G protein-coupled receptors, or GPCRs, and ion channels), the emergence of new therapeutic modalities (e.g., bispecifics, CAR-T cell therapy and antibody conjugates) and the ever-expanding number of companies entering the space.

Despite the size of the market, significant challenges exist. Looked at from any perspective, drug development fails too often, takes too long and costs too much.

Our Platform

Our platform is an operating system designed to support many antibody modalities; unlock new targets; increase the speed to clinical development for our partners and increase the potential clinical and commercial success for our partners.

Our full-stack, AI-powered technology sources, searches, decodes and analyzes antibody responses with the ultimate goal of engineering new antibody drug candidates for our partners. Our platform incorporates and integrates modern technology tools from engineering, microfluidics, single-cell analysis, high-throughput genomics, machine learning and hyper-scale data science. We have internally developed, in-licensed or acquired our technologies. We deploy our platform to help our partners in their efforts to identify antibodies with better potency and developability.

We believe our approach of integrating modern hardware, software and wetware is unique. We have pioneered nanoliter volume single-cell antibody screening methods using microfluidics. Our workflows incorporate proprietary immunization methods, optimized molecular biology protocols and patented protein engineering technologies. The aggregation of these technologies, coupled with our proprietary processes and team, allows us to provide a differentiated offering to our partners.

The computational engine of our platform, Celium, combines software, AI and visualization tools to mine, organize, compute and interactively explore the immense multidimensional data sets that we produce in each antibody discovery campaign. Unlike many AI-based drug discovery approaches, Celium is continually improved with real world data. We iteratively inform wetlab experimentation with in silico computation, and vice versa. The output of our process is not theoretical predictions. We discover real molecules that have been optimized by nature.

We believe our competitive advantage is derived from the integration of multiple proprietary technologies and a seamless workflow. Table 1 below provides how each aspect of our end-to-end technology stack addresses challenges in antibody therapeutic discovery.

Table 1: Our Platform and Solution

Our Partnership Business

We forge partnerships with large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. Our partners select a target and define the antibody properties needed for therapeutic development. We provide discovery solutions to partners that have a range of discovery capabilities, from the highly enabled to the less enabled. We enable discovery against targets that have traditionally been intractable, and we accelerate programs against less difficult targets.

Our deals emphasize participation in the success and upside of future antibody therapeutics. Our partnership agreements include near-term payments for technology access, research and intellectual property rights, and downstream payments in the form of clinical and commercial milestones, and royalties on net sales. As of September 30, 2020, we had 94 discovery programs that were either completed, in progress or under contract, including 68 with the potential for milestone and royalty payments. Some of the recent publicly disclosed partnerships, established since 2019, include:

•	IgM Biosciences. Multi-target, multi-year partnership focused on oncology and immunology and announced on September 24, 2020.

•	Lilly. Multi-year partnership with 9 targets focused on COVID-19 and additional indications and announced on May 22, 2020.

•	Gilead Sciences. Single target partnership focused on infectious disease and announced on June 13, 2019.

•	Denali. Multi-year partnership with eight targets focused on neurological diseases and announced on February 28, 2019.

•	Novartis. Multi-year partnership with up to 10 targets and announced on February 14, 2019.

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Government of Canada. Commitment of up to CAD $175.6 million ($125.6 million) to expand efforts related to the discovery of antibodies for use in drugs to treat COVID-19, and to build technology and manufacturing infrastructure and announced on May 3, 2020.

•	Bill & Melinda Gates Foundation. Two-year agreement focused on high-priority infectious diseases including HIV, malaria and tuberculosis and announced on March 14, 2019.

Risks Associated with Our Business

Our business is subject to numerous risks that you should consider before investing in our company. These risks are described more fully the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	We have incurred losses in certain years since inception and we may not be able to generate sufficient revenue to achieve and maintain profitability.

•

Our quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

•	Our commercial success depends on the quality of our antibody discovery platform and technological capabilities and their acceptance by new and existing partners in our market.

•	If we cannot maintain and expand current partnerships and enter into new partnerships that generate discovery programs for antibodies, our business could be adversely affected.

•	In recent periods, we have depended on a limited number of partners for our revenue, the loss of any of which could have an adverse impact on our business.

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Biopharmaceutical drug development is inherently uncertain, and it is possible that none of the drug candidates discovered using our platform that are further developed by our partners will receive marketing approval or become viable commercial products, on a timely basis or at all.

•	We may be unable to manage our current and future growth effectively, which could make it difficult to execute on our business strategy.

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We have invested, and expect to continue to invest, in research and development efforts that further enhance our antibody discovery platform. Such investments in technology are inherently risky and may affect our operating results. If the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

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Our partners have significant discretion in determining when and whether to make announcements, if any, about the status of our partnerships, including about clinical developments and timelines for advancing collaborative programs, and the price of our common shares may decline as a result of announcements of unexpected results or developments.

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Our partners may not achieve projected discovery and development milestones and other anticipated key events in the expected timelines or at all, which could have an adverse impact on our business and could cause the price of our common shares to decline.

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The life sciences and biotech platform technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

•	Our success depends on our ability to protect our intellectual property.

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We have identified a material weakness in our internal control over financial reporting, and we may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.

Corporate Information

We were incorporated in 2012 under the Business Corporations Act (British Columbia), or the BCBCA. Our principal executive offices are located at 2215 Yukon Street Vancouver, British Columbia, V5Y 0A1, Canada and our telephone number is (604) 559-9005. We have two wholly owned subsidiaries, Lineage, a Delaware corporation, and Channel Biologics Pty Ltd., a proprietary company registered in New South Wales, Australia. Our website address is www.abcellera.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

AbCellera and other trademarks or service marks of AbCellera appearing in this prospectus are the property of AbCellera. The other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or JOBS Act, and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC. As long as we remain an emerging growth company, we may take advantage of specified reduced disclosure and other public company reporting requirements. These provisions include:

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being permitted to provide only two years of audited financials in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	not being required to hold advisory votes on executive compensation or to obtain shareholder approval of any golden parachute arrangements not previously approved;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

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an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold shares.

We have elected not to “opt out” of the exemption for the delayed adoption of certain accounting standards, and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. As a result of this election, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million as measured on the last business day of our second fiscal quarter or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million as measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation. Further, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

The Offering

Common shares offered by us	shares

Common shares to be outstanding immediately after this offering	shares

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional common shares at the public offering price, less the estimated underwriting discounts and commissions.

Use of proceeds	We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to continue making investments in research and development efforts towards deepening our technology and expertise along our technology stack, to continue making investments in building our business development team and marketing our solutions to new and existing partners, as well as for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of businesses, technologies or other assets that we believe are complementary to our own. See “Use of Proceeds” for more information.

Risk factors	Investment in our common shares involves substantial risks. You should read this prospectus carefully, including the section titled “Risk Factors” and the financial statements and the related notes to those statements appearing elsewhere in this prospectus, before investing in our common shares.

Proposed Nasdaq Global Market symbol	“ABCL”

The number of common shares to be outstanding immediately after this offering is based on 23,374,690 common shares outstanding as of June 30, 2020 (including our convertible preferred shares on an as-converted basis), and excludes:

•	4,060,900 common shares issuable upon the exercise of share options outstanding as of June 30, 2020, with a weighted-average exercise price of $2.34 per share;

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1,456,768 common shares reserved for issuance under our Fifth Amended and Restated Share Option Plan, or the Current Plan, as of June 30, 2020, which shares will cease to be available for issuance at the time our 2020 Share Option Plan, or the 2020 Plan, becomes effective;

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            common shares to be reserved for future issuance under our 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance; and

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            common shares to be reserved for future issuance under our 2020 Employee Share Purchase Plan, or the 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance.

Except as otherwise specifically indicated, all information in this prospectus assumes or gives effect to the following:

•	a one-for- reverse share split of our common shares, which was effected on , 2020;

•	no exercise of the underwriters’ option to purchase up to additional common shares in this offering;

•	no exercise of the outstanding options described above;

•	the conversion of all of our outstanding convertible preferred shares as of June 30, 2020 into an aggregate of common shares immediately prior to the completion of this offering; and

•	the filing and effectiveness of our new notice of articles and effectiveness of our new articles, which will occur immediately prior to the completion of this offering.

Summary Consolidated Financial Data

The following summary consolidated statements of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the summary consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information in those financial statements. You should read the following summary consolidated financial data together with the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future periods, and results for any interim period are not necessarily indicative of results that should be expected for the full fiscal year ending December 31, 2020 or any other period.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Research fees	$8,831	$11,612	$4,958	$12,885
Milestone payments	—	—	—	3,000

Total revenue	8,831	11,612	4,958	15,885
Operating Expenses:
Research and development	5,803	10,113	4,022	13,262
Sales and marketing	712	1,263	501	984
General and administrative	2,151	2,749	1,071	3,148
Depreciation and amortization	918	1,604	790	1,467

Total operating expenses	9,583	15,729	6,384	18,861

Income (loss) from operations	(753)	(4,117)	(1,425)	(2,976)

Other income (expense):
Interest income	(42)	(155)	(77)	(84)
Interest and other (income) expense	213	209	87	408
Foreign exchange (gain) loss	362	(186)	(9)	970
Grants and incentives	(1,594)	(1,774)	(820)	(8,880)

Total other income (expense)	(1,061)	(1,906)	(820)	(7,586)
Net earnings (loss) for the period	$309	$(2,211)	$(606)	$4,610

Net loss per share attributable to common shareholders(1):
Basic	$0.02	$(0.15)	$(0.04)	$0.22

Diluted	$0.02	$(0.15)	$(0.04)	$0.20

Weighted-average common shares outstanding(1):
Basic	14,943,637	15,132,756	15,103,637	15,209,158

Diluted	14,943,637	15,132,756	15,103,637	22,603,961

Pro forma net loss per share attributable to common shareholders (unaudited)(1):
Basic		$(0.13)

Diluted		$(0.13)

Pro forma weighted-average common shares outstanding (unaudited)(1):
Basic		17,238,020

Diluted		17,238,020

(1)	See Note 5 to our consolidated financial statements and our interim consolidated financial statements, each appearing elsewhere in this prospectus, for details on the calculation of historical and pro forma basic and diluted net loss per share attributable to common shareholders and the weighted-average number of shares used in the computation of the per share amounts.

	As of June 30, 2020
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$113,137	$	$
Working capital(1)	110,432
Total assets	155,216
Total liabilities	64,323
Total preferred stock	82,228
Total shareholders’ equity	90,892

(1)	We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.
(2)	The pro forma consolidated balance sheet data give effect to the conversion of all of our outstanding convertible preferred shares as of June 30, 2020 into 8,123,048 common shares upon the completion of this offering.
(3)	The pro forma as adjusted balance sheet data give further effect to the sale and issuance of common shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash and cash equivalents, working capital, total assets, total liabilities and total shareholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price per share would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash and cash equivalents, working capital, total assets, total liabilities and total shareholders’ equity by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common shares. The occurrence of any of the events or developments described below could materially harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common shares could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Strategy

We have incurred losses in certain years since inception and we may not be able to generate sufficient revenue to achieve and maintain profitability.

Our plan is to enter a phase of accelerated growth and we will be investing heavily in our business. We expect to experience variability in revenue and in expenses which makes it difficult to evaluate our business or our prospects. As such, we may incur losses that are materially larger than what we have previously incurred. We have incurred losses in certain years since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. For the years ended December 31, 2018 and 2019, we incurred a net income of $0.3 million and net loss of $2.2 million, respectively, and for the six months ended June 30, 2020, we had net income of $4.6 million. As of June 30, 2020, we had an accumulated deficit of $0.1 million. We expect that our operating expenses will continue to increase significantly, including as we:

•	invest in research and development activities to improve our technology and platform;

•	market and sell our solutions to existing and new partners;

•	acquire businesses or technologies to support the growth of our business;

•	attract, hire and retain qualified personnel;

•	maintain, expand, enforce, protect and defend our intellectual property portfolio;

•	prosecute and defend our ongoing and any future litigation;

•	build our new GMP manufacturing facility;

•	create additional infrastructure to support our operations, including expanding our sales and marketing organization;

•	add operational, financial and management information systems and personnel to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

Our expenses could increase beyond expectations for a variety of reasons, including as a result of our growth strategy and the increase in our operations. Since our inception, we have financed our operations primarily from revenue from upfront payments generated through our receipt of technology access fees and discovery research fees through the performance of service contracts with our partners, payments from partners upon the satisfaction of clinical milestones, government funding and one off government grants, the incurrence of indebtedness, and from private placements of our common and convertible preferred shares. Given our strategy and plans to invest in enhancing and scaling our business, we will need to generate significant additional revenue to achieve and sustain future profitability. Even if we achieve profitability, we cannot be sure that we will remain profitable for any sustained period of time. We may never be able to generate sufficient revenue to achieve or sustain profitability and our recent and historical growth should not be considered indicative of our future performance.

Our revenue has fluctuated from period to period, and our revenue for any historical period may not be indicative of results that may be expected for any future period.

For the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2019 and 2020, a substantial portion of our revenue was generated by upfront technology access and research discovery fees through performing research activities for our partners. During the six months ended June 30, 2020, we received payments from our partnership contracts generated upon the satisfaction of clinical milestones for the first time. Upfront technology access fees are generated upon execution of our partnership agreements. Research and discovery fees are generated by research activities that we perform for our partners, the timing and nature of which are dictated by the commencement of antibody discovery campaigns selected by our partners. Clinical milestone payments are generated upon the achievement of development milestones by our partners with respect to the antibodies that we deliver. As a result, we currently do not generate significant recurring revenue and, until such time as we establish significant recurring revenue, if at all, we will be prone to regular fluctuations in our revenue dependent on the timing of our entry into partnership agreements, our partners initiating discovery programs, and our partners achieving development milestones or commercial sales with respect to drug candidates utilizing antibodies discovered using our platform. We do not expect to generate significant recurring revenue unless and until such time as we secure additional programs under contract that, in the aggregate, result in regular and continuous execution of new partnership contracts, research discovery activities, achievement of development milestones or commencement of commercial sales. However, we are unable to predict whether and the extent to which the minimum annual payments under our partnership agreements will be exceeded, or the timing of the achievement of any milestones under these agreements, if they are achieved at all. In some cases, the timing and likelihood of payments to us under these agreements is dependent on our partners’ successful utilization of the antibodies discovered using our platform, which is outside of our control. Because of these factors, our operating results could vary materially from quarter to quarter from our forecasts.

Our quarterly and annual operating results have fluctuated significantly in the past and may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate in the future, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	the level of demand for our antibody discovery platform and solutions, which may vary significantly;

•	the timing and cost of, and level of investment in, research, development and commercialization activities relating to our platform and technology, which may change from time to time;

•	the start and completion of programs in which our platform is utilized;

•	the relative reliability and robustness of our platform, including the data generation and computational tools within our technology stack;

•	the introduction of new technologies, platform features or software, by us or others in our industry;

•	expenditures that we may incur to acquire, develop or commercialize additional technologies;

•

expenditures involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including costs related to our intellectual property litigation with Berkeley Lights, and the outcome of this and any other future patent litigation we may be involved in;

•	the degree of competition in our industry and any change in the competitive landscape of our industry, including consolidation among our competitors or future partners;

•	natural disasters, outbreaks of disease or public health crises, such as the COVID-19 pandemic;

•	the timing and nature of any future acquisitions or strategic partnerships;

•	future accounting pronouncements or changes in our accounting policies; and

•	general social, political and economic conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

For example, this is the first year in which we received payments from a partner upon the satisfaction of clinical milestones. The antibody, LY-CoV555 developed by Eli Lilly and Company, or Lilly, has undergone or is currently undergoing a Phase 1 clinical trial, three Phase 2 clinical trials and two Phase 3 clinical trials and we have received associated clinical milestone payments this year. The speed by which Lilly has progressed through these clinical trials is unprecedented and is a result of the FDA’s flexibility to expedite the development of potentially safe and effective life-saving treatments to combat the COVID-19 pandemic. We do not expect payments from other partnerships to come in at the same rate.

The effect of one of the factors discussed above, or the cumulative effects of a combination of factors discussed above, could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

Even if this offering is successful, we may need to raise additional capital to fund our existing operations, improve our platform or expand our operations. If we are unable to raise additional capital on terms acceptable to us or at all or generate cash flows necessary to maintain or expand our operations, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

Based on our current business plan, we believe the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash flows from operations, will be sufficient to meet our working capital and capital expenditure needs over at least the next              months following the date of this prospectus. If our available cash resources together with our net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements including because of lower demand for our drug-discovery platform, or the realization of other risks described in this prospectus, we may be required to raise additional capital prior to such time through issuances of equity or convertible debt securities, entrance into a credit facility or another form of third party funding or seek other debt financing. Such additional financing may not be available on terms acceptable to us or at all.

In any event, we may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons. For example, this may include reasons such as to:

•	increase our sales and marketing efforts to drive market recognition of our platform and address competitive developments;

•	fund development and marketing efforts of our current and future programs;

•	expand the capabilities of our platform into adjacent therapeutic modalities, including vaccine development and cell therapy;

•	acquire, license or invest in technologies;

•	acquire or invest in complementary businesses or assets; and

•	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

•	our ability to achieve revenue growth;

•	the cost of expanding our operations, including our sales and marketing efforts;

•	our rate of progress in selling access to our platform and marketing activities associated therewith;

•	our rate of progress in, and cost of research and development activities associated with, antibody discovery;

•	the effect of competing technological and market developments;

•	the continued impact of the COVID-19 pandemic on global social, political and economic conditions;

•

the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including costs related to our intellectual property litigation with Berkeley Lights, and the outcome of this and any other future patent litigation we may be involved in; and

•	costs related to any domestic and international expansion.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders would result. Any preferred equity securities issued also would likely provide for rights, preferences or privileges senior to those of holders of our common shares. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common shares. Debt financing and preferred equity financing, if available, may also involve agreements that include covenants restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making product acquisitions, making capital expenditures, or declaring dividends. For example, our agreement with the Canadian Ministry of Western Economic Diversification, or WD, under the Western Innovation Initiative requires us to obtain the consent of WD before being able to engage in certain change of control and asset disposition transactions during the term of the agreement.

If we are unable to obtain adequate financing or financing on terms satisfactory to us, if we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our commercial success depends on the quality of our antibody discovery platform and technological capabilities and their acceptance by new and existing partners in our market.

We utilize our drug-discovery platform to identify antibodies for further development and potential commercialization by our partners. As a result, the quality and sophistication of our platform and technology is critical to our ability to conduct our research discovery activities and to deliver more promising molecules and to accelerate and lower the costs of discovery as compared to traditional methods for our partnerships. In particular, our business depends, among other things, on:

•	our platform’s ability to successfully identify therapeutic antibodies on the desired timeframes that can ultimately be used to prevent and treat diseases;

•	our ability to execute on our strategy to enter into new partnerships with new or existing partners and establish a robust internal pipeline of antibody discovery programs;

•	our ability to increase awareness of the capabilities of our technology and solutions;

•	our partners’ and potential partners’ willingness to adopt new technologies;

•	whether our platform reliably provides advantages over legacy and other alternative technologies and is perceived by customers to be cost effective;

•	the rate of adoption of our solutions by pharmaceutical companies, biotechnology companies of all sizes, government organizations and non-profit organizations and others;

•	prices we charge for our data packages and the discoveries that we make;

•	the relative reliability and robustness of our platform;

•	our ability to develop new solutions for partners;

•	if competitors develop a platform that performs functional testing of cells at a greater throughput than us;

•

the timing and scope of any approval that may be required by the U.S. Food and Drug Administration, or FDA, or any other regulatory body for drugs that are developed based on antibodies discovered by us;

•	the impact of our investments in innovation and commercial growth;

•	negative publicity regarding our or our competitors’ technologies resulting from defects or errors; and

•	our ability to further validate our technology through research and accompanying publications.

There can be no assurance that we will successfully address any of these or other factors that may affect the market acceptance of our platform or our technology. If we are unsuccessful in achieving and maintaining market acceptance of our platform, our business, financial condition, results of operations and prospects could be adversely affected.

If we cannot maintain and expand current partnerships and enter into new partnerships that generate discovery programs for antibodies, our business could be adversely affected.

We do not have our own pipeline of drug candidates, and instead we focus our efforts on the discovery of antibodies for targets that are selected by our partners. Our partners then use the data packages provided by us to develop their own drug candidates without our involvement. As a result, our success depends on our ability to expand the number and scope of our partnerships. Many factors may impact the success of these partnerships, including our ability to perform our obligations, our partners’ satisfaction with our data packages, our partners’ ability to successfully develop, secure regulatory approval for and commercialize drug candidates using antibodies discovered using our platform, our partners’ internal priorities (including fluctuations in research and developments budgets), our partners’ resource allocation decisions and competitive opportunities, disagreements with partners, the costs required of either party to the partnerships and related financing needs, and operating, legal and other risks in any relevant jurisdiction.

In our partnership programs, we maintain rights to large unique data sets that connect information at the level of single-cell measurements, DNA sequence and protein function. We use this data to create an accelerating flywheel of learning: data generation from our partnership business provides the basis for AI modules that lead to expanded capabilities and faster data generation which supports our partnership business. As a result, in addition to reducing our revenue or delaying the development of our future solutions, the loss of one or more of these relationships may reduce our exposure to such information, thus hindering our efforts to further our technological differentiation and improve our platform.

We engage in conversations with companies regarding potential partnerships on an ongoing basis. These conversations may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful, including due to our inability to discover any usable antibodies for the selected targets or the antibodies that we do discover may not be successfully developed or commercialized by our partners. In such circumstances, we would not generate any substantial revenues from such a collaboration in the form of discovery research fees, milestone payments, royalties or otherwise. Speculation in the industry about our existing or potential partnerships can be a catalyst for adverse speculation about us, or our data packages, which can adversely affect our reputation and our business.

In recent periods, we have depended on a limited number of partners for our revenue, the loss of any of which could have an adverse impact on our business.

In recent periods, a limited number of partnerships accounted for a significant portion of our revenues. For the year ended December 31, 2019, two of our partners accounted for 47% and 15% of our revenue, and 11 partners accounted for the remaining 38% of our revenue. For the six months ended June 30, 2020, two of our partnerships accounted for 33% and 27% of our revenue, and eight partnerships accounted for the remaining 40% of our revenue. These partnerships cover a large number of programs under contract, and therefore represent a large portion of potential downstream value. In addition, our partnership agreements are typically terminable at will with 90 days’ notice prior to identification of a target, after which point they may only be terminated for cause. As a result, if we fail to maintain our relationships with our partners or if any of our partners discontinue their programs, our future results of operations will be materially and adversely affected.

Biopharmaceutical drug development is inherently uncertain, and it is possible that none of the drug candidates discovered using our platform that are further developed by our partners will receive marketing approval or become viable commercial products, on a timely basis or at all.

We use our platform to offer antibody drug-discovery programs to partners who are engaged in drug discovery and development. These partners include large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. While we receive upfront payments generated through our receipt of technology access fees and discovery research fees for performing research activities for our partners, we estimate that the vast majority of the economic value of the contracts that we enter into with our partners is in the downstream payments that are payable if certain milestones are met or approved products are sold. As a result, our future growth is dependent on the ability of our partners to successfully develop and commercialize therapies based on antibodies discovered using our platform. Due to our reliance on our partners, the risks relating to product development, regulatory clearance, authorization or approval and commercialization apply to us derivatively through the activities of our partners. While we believe our platform is capable of identifying high quality antibodies, there can be no assurance that our partners will successfully develop, secure marketing approvals for and commercialize any drug candidates based on the antibodies that we discover. As a result, we may not realize the intended benefits of our partnerships. We initiated our partnering program in 2017 and have only had one program result in two clinical milestone payments to us and we have not yet had a program receive clinical marketing approval.

Due to the uncertain, time-consuming and costly clinical development and regulatory approval process, our partners may not successfully develop any drug candidates with the antibodies that we discover, or our partners may choose to discontinue the development of these drug candidates for a variety of reasons, including due to safety, risk versus benefit profile, exclusivity, competitive landscape, commercialization potential, production limitations or prioritization of their resources. It is possible that none of these drug candidates will ever receive regulatory approval and, even if approved, such drug candidates may never be successfully commercialized. For example, under our research collaboration agreement with Lilly, we are eligible to receive and have received payments upon the achievement of certain development milestones, and are eligible to receive royalties resulting from sales of both COVID-19 and non-COVID-19 products that incorporate antibodies we discovered. While we have started to receive the first milestone payments from this collaboration, there can be no assurance that we will receive additional milestone payments or any royalties in the future.

In addition, even if these drug candidates receive regulatory approval in the United States, our partners may never obtain approval or commercialize such drugs outside of the United States, which would limit their full market potential and therefore our ability to realize their potential downstream value. Furthermore, approved drugs may not achieve broad market acceptance among physicians, patients, the medical community and third-party payors, in which case revenue generated from their sales would be limited. Likewise, our partners have to make decisions about which clinical stage and pre-clinical drug candidates to develop and advance, and our partners may not have the resources to invest in all of the drug candidates that contain antibodies discovered using our platform, or clinical data and other development considerations may not support the advancement of one or more drug candidates. Decision-making about which drug candidates to prioritize involves inherent uncertainty, and our partners’ development program decision-making and resource prioritization decisions, which are outside of our control, may adversely affect the potential value of those partnerships. Additionally, subject to its contractual obligations to us, if one more of our partners is involved in a business combination, the partner might deemphasize or terminate the development or commercialization of any drug candidate that utilizes an antibody that we have discovered. If one of our strategic partners terminates its agreement with us, we may find it more difficult to attract new partners.

We are also subject to industry-wide FDA and other regulatory risk. The number of new drug applications, or NDAs, and biologics license applications, or BLAs, approved by the FDA varies significantly over time and if there were to be an extended reduction in the number of NDAs and BLAs approved by the FDA, the industry would contract and our business would be materially harmed.

Our partners’ failure to effectively advance, market and sell suitable drug candidates with the antibodies that we discover could have a material adverse effect on our business, financial condition, results of operations and prospects, and cause the market price of our common shares to decline. In addition to the inherent uncertainty in drug development addresses above, our ability to forecast our future revenues may be limited.

The failure of our partners to meet their contractual obligations to us could adversely affect our business.

Our reliance on our partners poses a number of additional risks, including the risk that they may not perform their contractual obligations to us to our standards, in compliance with applicable legal or contractual requirements, in a timely manner or at all; they may not maintain the confidentiality of our proprietary information; and disagreements or disputes could arise that could cause delays in, or termination of, the research, development or commercialization of products using our antibodies or result in litigation or arbitration.

In addition, certain of our partners are large, multinational organizations that run many programs concurrently, and we are dependent on their ability to accurately track and make milestone payments to us pursuant to the terms of our agreements with them. Any failure by them to inform us when milestones are reached and make related payments to us could adversely affect our results of operations.

Moreover, some of our partners are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, and are often subject to country-specific privacy and data security risk as well as burdensome legal and regulatory requirements. Any of these factors could adversely impact their financial condition and results of operations, which could impair their ability to meet their contractual obligations to us, which may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our current and future growth effectively, which could make it difficult to execute our business strategy.

Since our inception in 2012, we have experienced rapid growth and anticipate further growth in our business operations. This growth requires managing complexities across all aspects of our business, including complexities associated with increased headcount, integration of acquisitions, expansion of international operations, expansion of facilities, including our new GMP facility, execution on new lines of business and implementations of appropriate systems and controls to grow the business. Our growth has required significant time and attention from our management, and placed strains on our operational systems and processes, financial systems and internal controls and other aspects of our business.

We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified scientists, engineers, laboratory personnel, client and account services personnel and sales and marketing staff and improve and maintain our technology to properly manage our growth. We may also need to hire, train and manage individuals with expertise that is separate, supplemental or different from expertise that we currently have, and accordingly we may not be successful in hiring, training and managing such individuals. For example, if our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. Improving our technology and processes have required us to hire and retain additional scientific, engineering, sales and marketing, software, manufacturing, distribution and quality assurance personnel. As a result, we have experienced rapid headcount growth from 49 employees as of June 30, 2018 to 174 employees as of September 30, 2020. We currently serve partners around the world and plan to continue to expand to new international jurisdictions as part of our growth strategy, which will lead to increased dispersion of our employees . Moreover, we expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company. Once public, our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. A risk associated with maintaining this rate of growth, for example, is that we may face challenges integrating, developing and motivating our rapidly growing and increasingly dispersed employee base.

We may not be able to maintain the quality, reliability or robustness of our platform, or the expected turnaround times of our solutions and support, or to satisfy customer demand as it grows. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, as well as our reporting systems and procedures. If we are unable to manage our growth properly, we may experience future weaknesses in our internal controls, which we may not successfully remediate on a timely basis or at all. For example, in connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2018 and 2019, a material weakness was identified in our internal control over financial reporting, as described elsewhere in this “Risk Factors” section. To effectively manage our growth, we must continue to improve our operational and manufacturing systems and processes, our financial systems and internal controls and other aspects of our business and continue to effectively expand, train and manage our personnel. The time and resources required to improve our existing systems and procedures, implement new systems and procedures and to adequately staff such existing and new systems and procedures is uncertain, and failure to complete this in a timely and efficient manner could adversely affect our operations and negatively impact our business and financial results.

We have invested, and expect to continue to invest, in research and development efforts that further enhance our antibody discovery platform. Such investments in technology are inherently risky and may affect our operating results. If the return on these investments is lower or develops more slowly than we expect, our revenue and operating results may suffer.

We use our technology stack for the discovery of antibodies and, since our inception, we have dedicated a substantial portion of our resources on the development of our platform and the technology that it incorporates to further enhance our antibody discovery platform. These investments may involve significant time, risks, and uncertainties, including the risk that the expenses associated with these investments may affect operating results and that such investments may not generate sufficient technological advantage relative to alternatives in the market which would, in turn, impact revenues to offset liabilities assumed and expenses associated with these new investments. The industry in which we operate changes rapidly as a result of technological and drug developments, which may render our solutions less desirable. We believe that we must continue to invest a significant amount of time and resources in our platform and technology to maintain and improve our competitive position. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed, or if our technology stack is not able to accelerate the process of antibody drug discovery as quickly as we anticipate, our revenue and operating results may be adversely affected.

Our partners have significant discretion in determining when and whether to make announcements, if any, about the status of our partnerships, including about clinical developments and timelines for advancing collaborative programs, and the price of our common shares may decline as a result of announcements of unexpected results or developments.

Our partners have significant discretion in determining when and whether to make announcements about the status of our partnerships, including about preclinical and clinical developments and timelines for advancing antibodies discovered using our platform. We do not plan to disclose the development status and progress of individual drug candidates of our partners, unless and until those partners do so first. Our partners may wish to report such information more or less frequently than we intend to or may not wish to report such information at all, in which case we would not report that information either. In addition, if partners choose to announce a collaboration with us, there is no guarantee that we will recognize research discovery fees in that quarter or even the following quarter, as such fees are not payable to us until our partner begins discovery activities. The price of our common shares may decline as a result of the public announcement of unexpected results or developments in our partnerships, or as a result of our partners withholding such information.

Our partners may not achieve projected discovery and development milestones and other anticipated key events in the expected timelines or at all, which could have an adverse impact on our business and could cause the price of our common shares to decline.

From time to time, we may make public statements regarding the expected timing of certain milestones and key events, as well as regarding developments and milestones under our partnerships, to the extent that our partners have publicly disclosed such information or permit us to make such disclosures. Certain of our partners have also made public statements regarding their expectations for the development of programs under partnership with us and they and other partners may in the future make additional statements about their goals and expectations for partnerships with us. The actual timing of these events can vary dramatically due to a number of factors such as delays or failures in our or our current and future partners’ drug discovery and development programs, the amount of time, effort, and resources committed by us and our current and future partners, and the numerous uncertainties inherent in the development of drugs. As a result, there can be no assurance that our partners’ current and future programs will advance or be completed in the time frames we or they expect. If our partners fail to achieve one or more of these milestones or other key events as planned, our business could be materially adversely affected and the price of our common shares could decline.

The life sciences and biotech platform technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

We face significant competition in the life sciences technology market. Our technologies address antibody therapeutic discovery challenges that are addressed by other platform technologies controlled by companies that have a variety of business models, including the development of internal pipelines of therapeutics, technology licensing, and the sale of instruments and devices. Examples of technical competition at different steps or our technology stack include:

•

In the field of single-cell screening, companies that provide access to similar technologies such as Berkeley Lights Inc., or Berkeley, HiFiBio Inc., Ligand Pharmaceuticals Inc., and Sphere Fluidics Ltd.

•	In antibody RepSeq, companies that provide access to similar technologies such as 10X Genomics Inc., Adaptive Biotechnologies Corp., Atreca Inc. and Distributed Bio Inc.

•	In bispecific antibody engineering, from companies that provide access to similar technologies such as Abbvie Inc., Genmab A/S, Merus N.V. and Zymeworks Inc.

•

In discovery using genetically engineered rodents, companies that provide access to similar technologies such as Ablexis LLC, Crescendo Biologics Ltd., Harbour Antibodies BV, Kymab Ltd., Ligand Pharmaceuticals Inc., RenBio Inc. and Trianni Inc.

We also face direct business competition from companies that provide antibody discovery services using technologies such as hybridoma and display. Companies with discovery business models that include downstream payments include Adimab LLC, Distributed Bio Inc. and WuXi Biologics Inc. In addition, we compete with a variety of fee-for-service contract research organizations that provide services, in most cases using legacy technologies, that compete with one or more steps in our technology stack. In addition, our partners may also elect to develop their workflows on legacy systems rather than rely on our platform.

Our competitors and potential competitors may enjoy a number of competitive advantages over us. For example these may include:

•	longer operating histories;

•	larger customer bases;

•	greater brand recognition and market penetration;

•	greater financial resources;

•	greater technological and research and development resources;

•	better system reliability and robustness;

•	greater selling and marketing capabilities; and

•	better established, larger scale and lower cost manufacturing capabilities.

As a result, our competitors and potential competitors may be able to respond more quickly to changes in customer requirements, devote greater resources to the development, promotion and sale of their platforms or instruments than we can or sell their platforms or instruments, or offer solutions competitive with our platform and solutions at prices designed to win significant levels of market share. In addition, we may encounter challenges in marketing our solutions with our pricing model, which is structured to capture the potential downstream revenues associated with drug candidates that were discovered using our platform. Our partners and potential partners may prefer one or more pricing models employed by our competitors that involve upfront payments rather than downstream revenues. We may not be able to compete effectively against these organizations.

In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Certain of our competitors may be able to secure key inputs from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to technology and platform development than we can. If we are unable to compete successfully against current and future competitors, we may be unable to increase market adoption and sales of our platform, which could prevent us from increasing our revenue or achieving profitability.

Our antibody discovery platform technology may not meet the expectations of our partners, which means our business, financial condition, results of operations and prospects could suffer.

Our success depends on, among other things, the market’s confidence that our platform is capable of substantially shortening the amount of time necessary to perform certain research activities as compared to the use of legacy and other alternative technologies, and will enable more efficient or improved pharmaceutical and biotechnology product development. For example, while we have in the past been able to identify a potential drug candidate for human testing within 90 days, there is no assurance that we will be able to do so on this timeframe again in the future, or at all. To date, we have only had one program result in clinical milestone payments to us and we have not yet had a program receive clinical marketing approval, which may reduce our partners confidence in our platform. We also believe that pharmaceutical and biotechnology companies are likely to be particularly sensitive to defects and errors in the use of our platform, including if our platform fails to deliver meaningful acceleration of certain research timelines accompanied by results at least as good as the results generated using legacy or other alternative technologies. There can be no guarantee that our platform will meet the expectations of pharmaceutical and biotechnology companies.

If we are unable to support demand for our antibody discovery platform, including ensuring that we have adequate teams and facilities to meet increased demand, or if we are unable to successfully manage our anticipated growth, our business could suffer.

We have experienced significant growth in the number of programs under contract in recent periods for which we are conducting research discovery activities. As we secure additional programs under contract and as our partners initiate discovery programs, our operational capacity to execute such research activities may become strained. We are also planning to devote significant resources to vertical integration into our platform. As a result, our strategy requires us to successfully scale our teams and facilities to meet future demand for our solutions. Our ability to grow our capacity will depend on our ability to expand our workforce and our facilities, and increase efficiency through automation and software solutions. We may also need to purchase additional equipment, some of which can take several months or more to procure and set up. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities or process enhancements will be successfully implemented and in a timely manner. For example, we are currently investigating expansion of facilities in Vancouver. As limited facilities with appropriate capabilities are available in Vancouver, such facilities require purpose-built buildings often with rezoning requirements. Such projects are typically long in duration and subject to delays. Failure to manage this growth could result in delays, higher costs, declining quality, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our data packages and could damage our reputation and the prospects for our business.

Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, in particular as our business continues to grow.

In addition to our consolidated financial results, our management regularly reviews a number of operating and financial metrics, including number of programs under contract, the trend of potential downstream revenue terms (milestones and royalties) of the portfolio, the performance of the portfolio in probability of success in achieving clinical milestones as compared to historical averages and the performance of the portfolio in the time taken to achieve clinical milestones, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that these metrics are representative of our current business; however, these metrics may not accurately reflect all aspects of our business and we anticipate that these metrics may change or may be substituted for additional or different metrics as our business grows and as we introduce new solutions. If our management fails to review other relevant information or change or substitute the key business metrics they review as our business grows, their ability to accurately formulate financial projections and make strategic decisions may be compromised and our business, financial results and future growth prospects may be adversely impacted.

The sizes of the markets and forecasts of market growth for the demand of our antibody discovery platform and other of our key performance indicators are based on a number of complex assumptions and estimates, and may be inaccurate.

We estimate annual total addressable markets and forecasts of market growth for our platform, data packages and technologies. We have also developed a standard set of key performance indicators in order to enable us to assess the performance of our business in and across multiple markets, and to forecast future revenue. These estimates, forecasts and key performance indicators are based on a number of complex assumptions, internal and third party estimates and other business data, including assumptions and estimates relating to our ability to generate revenue from the development of new workflows. While we believe our assumptions and the data underlying our estimates and key performance indicators are reasonable, there are inherent challenges in measuring or forecasting such information. As a result, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors and indicators. As a result, our estimates of the annual total addressable market and our forecasts of market growth and future revenue from technology access fees, discovery research fees, milestone payments or royalties may prove to be incorrect, and our key business metrics may not reflect our actual performance. For example, if the annual total addressable market or the potential market growth for our platform is smaller than we have estimated or if the key business metrics we utilize to forecast revenue are inaccurate, it may impair our sales growth and have an adverse impact on our business, financial condition, results of operations and prospects.

We must adapt to rapid and significant technological change and respond to introductions of new products and technologies by competitors to remain competitive.

We provide our antibody discovery solution and capabilities in industries that are characterized by significant enhancements and evolving industry standards. As a result, our partners’ needs are rapidly evolving. If we do not appropriately innovate and invest in new technologies, our platform may become less desirable in the markets we serve, and our partners could move to new technologies offered by our competitors, or engage in antibody discovery themselves. Though we believe partners in our markets display a significant amount of loyalty to their supplier of research or a particular product or service, we also believe that because of the initial time investment required by many of our partners to reach a decision about whether to partner with us, it may be difficult to regain that customer once the customer enters into a partnership or collaboration agreement with a competitor. Without the timely introduction of new solutions and technological enhancements, our offerings will likely become less competitive over time, in which case our competitive position and operating results could suffer. Accordingly, we focus significant efforts and resources on the development and identification of new technologies and markets to further broaden and deepen our capabilities and expertise in antibody drug discovery and development . For example, to the extent we fail to timely introduce new and innovative technologies or solutions, adequately predict our partners’ needs or fail to obtain desired levels of market acceptance, our business may suffer and our operating results could be adversely affected.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems for significant elements of our operations, including our laboratory information management system, our computational biology system, our knowledge management system, our customer reporting, our platform, our advanced automation systems, and advanced application software. We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. These implementations were expensive and required a significant effort in terms of both time and effort. In addition to the aforementioned business systems, we intend to extend the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including manufacturing operations, laboratory operations, data analysis, quality control, customer service and support, billing, research and development activities, scientific and general administrative activities. A significant risk in implementing these systems, for example, is the integration and communication between separate IT systems.

Information technology and telecommunications systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious software, bugs or viruses, human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

Our sales and marketing organization is currently limited, and if we are unable to expand our marketing and salesforce to reach our existing and potential partners, our business may be adversely affected.

Until 2019, our sales and marketing team has been limited, with only one dedicated business development person supported by two to three marketing staff who are primarily focused on scientific writing. This activity has been complemented with research and development staff attending a variety of scientific conferences which has helped increase the business development pipeline. We will need to expand our commercial organization in order to effectively market our solutions to existing and new partners. Competition for employees capable of negotiating and entering into partnerships with pharmaceutical and biotechnology companies is intense. We may not be able to attract and retain personnel or be able to build an efficient and effective sales organization, which could negatively impact sales and market acceptance of our platform and limit our revenue growth and potential profitability. In addition, the time and cost of establishing a specialized sales, marketing and service force for a particular service may be difficult to justify in light of the revenue generated or projected.

Our expected future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to successfully sell our programs and to compete effectively will depend, in part, on our ability to manage this potential future growth effectively, without compromising quality.

The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, engineers and salespeople could adversely affect our business.

Our success depends on the skills, experience and performance of key members of our senior management team, including Carl Hansen, Ph.D., our founding Chief Executive Officer, Véronique Lecault, Ph.D., our co-founder and Chief Operating Officer, Andrew Booth, our Chief Financial Officer, Tryn Stimart, our Chief Legal Officer, and Ester Falconer, Ph.D., our Head of Research and Development. The individual and collective efforts of these employees will be important as we continue to develop our platform and our technology, and as we expand our commercial activities. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. While certain of our executive officers are party to employment contracts with us, we cannot guarantee their retention for any period of time beyond the applicable notice period.

Our research and development programs and laboratory operations depend on our ability to attract and retain highly skilled scientists and engineers. We may not be able to attract or retain qualified scientists and engineers in the future due to the competition for qualified personnel among life science businesses. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific and engineering personnel. We may have difficulties locating, recruiting or retaining qualified salespeople. Recruiting and retention difficulties can limit our ability to support our research and development and sales programs. A key risk in this area, for example, is that certain of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

We have made technology acquisitions and expect to acquire businesses or assets or make investments in other companies or technologies that could negatively affect our operating results, dilute our shareholders’ ownership, increase our debt or cause us to incur significant expense.

We have made technology acquisitions and expect to pursue acquisitions of businesses and assets in the future. We also may pursue strategic alliances and joint ventures that leverage our technologies and industry experience to expand our offerings or distribution. Although we have acquired other businesses or assets in the past, including our acquisition of Lineage in March 2017 and our acquisition of the OrthoMab bispecific platform from Dualogics, LLC in June 2020, we may not be able to find suitable partners or acquisition or asset purchase candidates in the future, and we may not be able to complete such transactions on favorable terms, if at all. The competition for partners or acquisition candidates may be intense, and the negotiation process will be time-consuming and complex. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business, these acquisitions may not strengthen our competitive position, the transactions may be viewed negatively by partners or investors, we may be unable to retain key employees of any acquired business, relationships with key suppliers, manufacturers or partners of any acquired business may be impaired due to changes in management and ownership, and we could assume unknown or contingent liabilities. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. We cannot guarantee that we will be able to fully recover the costs of any acquisition. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture. We also may experience losses related to investments in other companies, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Acquisitions may also expose us to a variety of international and business related risks, including intellectual property, regulatory laws, local laws, tax and accounting.

To finance any acquisitions or asset purchase, we may choose to issue securities as consideration, which would dilute the ownership of our shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common shares is low or volatile, we may not be able to acquire companies or assets using our securities as consideration.

Our business could become subject to government regulation and the regulatory approval and maintenance process may be expensive, time-consuming and uncertain both in timing and in outcome.

Our data packages are currently not subject to the clearance or approval of the FDA. However, our business could in future become subject to regulation by the FDA, or comparable international agencies. For example, in May 2020, we announced that we received a commitment from the Government of Canada under Innovation, Science and Economic Development’s, or ISED, Strategic Innovation Fund, or SIF, of up to CAD $175.6 million (US $125.6 million), the proceeds of which we plan to use to build a GMP facility in Vancouver, British Columbia, which will house our manufacturing and manufacturing support infrastructure. This facility, once completed, will become subject to various regulations, which could include regular inspections, certifications and audits. Such regulatory approval processes or clearances may be expensive, time-consuming and uncertain, and our failure to obtain or comply with such approvals and clearances could have an adverse effect on our business, financial condition and operating results. In addition, changes to the current regulatory framework, including the imposition of additional or new regulations, including regulation of our data packages, could arise at any time, which may negatively affect our ability to obtain or maintain FDA or comparable regulatory approval of our data packages or future products, if required.

Our billing and collections processing activities are time-consuming, and any delay in transmitting invoices or failure to comply with applicable billing requirements, could have an adverse effect on our future revenue.

Billing for our data packages can be time-consuming, as many of our partners are large pharmaceutical or biotechnology companies and engage various models for their accounts payable matters, including outsourcing to third parties. We may face increased risk in our collection efforts, including long collection cycles and the risk that we may never collect at all, which could require to write-off significant accounts receivable and recognize bad debt expenses, which could adversely affect our business, financial condition, results of operations and prospects.

If our operating facility becomes damaged or inoperable or we are required to vacate our facility, our ability to conduct and pursue our research and development efforts may be jeopardized.

We currently derive the majority of our revenue based upon scientific and engineering research and development and testing conducted at a single facility located in Vancouver, British Columbia. Our facility and equipment could be harmed or rendered inoperable or inaccessible by natural or man-made disasters or other circumstances beyond our control, including fire, earthquake, power loss, communications failure, war or terrorism, or another catastrophic event, such as a pandemic or similar outbreak or public health crisis, which may render it difficult or impossible for us to support our partners and develop updates, upgrades and other improvements to our technology and platform, advanced automation systems, and advanced application and workflow software for some period of time. The inability to address system issues could develop if our facility is inoperable or suffers a loss of utilization for even a short period of time, may result in the loss of partners or harm to our reputation, and we may be unable to regain those partners or repair our reputation in the future. Furthermore, our facility and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facility, to locate and qualify a new facility or license or transfer our proprietary technology to a third party. Even in the event we are able to find a third party to assist in research and development efforts, we may be unable to negotiate commercially reasonable terms to engage with the third party.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter and our policies have limits and significant deductibles. Some of the policies we currently maintain include general liability, property, umbrella and directors’ and officers’ insurance.

Any additional insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. A successful liability claim or series of claims in which judgments exceed our insurance coverage could adversely affect our business, financial condition, results of operations and prospects, including preventing or limiting the use of our platform to discover antibodies.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition, results of operations and prospects.

The COVID-19 pandemic could adversely impact our business.

In late 2019, a novel strain of coronavirus, SARS-CoV-2, which resulted in the evolving COVID-19 pandemic, surfaced in Wuhan, China. Since then, COVID-19 has spread across the globe and to multiple regions within the United States and Canada, including British Columbia, where our primary office and laboratory space is located. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government imposed shelter-in-place orders, quarantines, travel restrictions and other public health safety measures, as well as reported adverse impacts on healthcare resources, facilities and providers, in Canada, across the United States and in other countries. In response to the spread of COVID-19, and in accordance with guidance from provincial and local government authorities, we have restricted access to our facilities mostly to personnel and third parties who must perform critical activities that must be completed on-site, limited the number of such personnel that can be present at our facilities at any one time, and requested that most of our personnel work remotely in compliance with the local government issued guidance. In the event that government authorities were to further modify current restrictions, our employees conducting research and development or manufacturing activities may not be able to access our laboratory and manufacturing space, and our core activities may be significantly limited or curtailed, possibly for an extended period of time.

As a result of the COVID-19 pandemic, or similar pandemics and outbreaks, we have experienced and may continue to experience severe delays and disruptions, including, for example:

•	interruption of or delays in receiving products and supplies from third parties;

•	limitations on our business operations by local, state, provincial and/or federal governments that could impact our ability to sell our data packages;

•	delays in negotiations with partners and potential partners;

•	increases in facilities costs to comply with physical distancing guidance;

•

business disruptions caused by workplace, laboratory and office closures and an increased reliance on employees working from home, travel limitations, cyber security and data accessibility, or communication or mass transit disruptions; and

•

limitations on employee resources that would otherwise be focused on the conduct of our activities, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

Any of these factors could severely impact our research and development activities, business operations and sales, or delay necessary interactions with local regulators, manufacturing sites and other important contractors and partners. These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, and could further adversely impact our ability to conduct our business generally and have a material adverse impact on our operations and financial condition and results.

The extent to which the COVID-19 pandemic may negatively impact our operations and results of operations or those of our stakeholders will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, additional or modified government actions, new information that will emerge concerning the severity and impact of the COVID-19 pandemic and actions to contain the outbreak or treat its impact, such as social distancing, quarantines, lock-downs or business closures.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we generate and store sensitive data, including research data, intellectual property and proprietary business information owned or controlled by ourselves or our employees, partners and other parties. We manage and maintain our applications and data utilizing a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage parts of our data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, accidental exposure, unauthorized access, inappropriate modification and the risk of our being unable to adequately monitor and audit and modify our controls over our critical information. This risk extends to the third party vendors and subcontractors we use to manage this sensitive data or otherwise process it on our behalf. Further, to the extent our employees are working at home during the COVID-19 pandemic, additional risks may arise as a result of depending on the networking and security put into place by the employees. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use or disclosure, no security measures can be perfect and our information technology and infrastructure may be vulnerable to attacks by hackers or infections by viruses or other malware or breached due to employee erroneous actions or inactions by our employees or contractors, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, any of which could adversely affect our business.

Additionally, although we maintain cybersecurity insurance coverage, we cannot be certain that such coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

We are currently subject to, and may in the future become subject to additional, Canadian, U.S., provincial, state and/or foreign laws and regulations imposing obligations on how we collect, store and process personal information. Our actual or perceived failure to comply with such obligations could harm our business. Ensuring compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. This is especially true as we expand our geographic footprint as we have done, for example, by starting operations in Australia. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.

In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, or CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales, as broadly defined by CCPA, of their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted.

In Canada, various federal and provincial laws exist, including the Personal Information Protection and Electronic Documents Act (PIPEDA). PIPEDA establishes rules for how private-sector organizations collect, use, and disclose personal information in the course of for-profit, commercial activities across Canada. Every province and territory has its own laws that apply to provincial government agencies and their handling of personal information. Some provinces, such as British Columbia, have private-sector privacy laws that may apply instead of PIPEDA, because these provinces have general private-sector laws that have been deemed substantially similar to PIPEDA. For example, British Columbia established the Personal Information Protection Act (PIPA) in January 2004. The legislation applies to any private sector organization (such as a business or corporation, union, political party, and not-for-profit) that collects, uses, and discloses the personal information of individuals in BC. PIPA also applies to any organization located within BC that collects, uses, or discloses personal information of any individual inside or outside of BC. Under PIPA, individuals have the right to access their own personal information. The law also states the rules by which organizations can collect, use and disclose personal information from partners, clients and/or employees. PIPA requires organizations to protect and secure personal information against unauthorized use or disclosure.

Internationally, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the E.U. General Data Protection Regulation, or GDPR, which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater.

Depending on what information we or our service providers might process in the United States, we could also be subject to evolving European Union laws on data export, when data is transferred outside the European Union. Because of Canada’s adequacy status (due in part to PIPEDA), personal data can be freely transferred from the European Union to Canada without additional protection mechanisms in place. The GDPR only permits exports of personal data to countries outside the European Union that do not have adequacy status when there is a suitable data transfer solution in place to safeguard personal data (e.g., the European Union Commission approved Standard Contractual Clauses). On July 16, 2020, the Court of Justice of the European Union or the CJEU, issued a landmark opinion in the case Maximillian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision (a) calls into question certain data transfer mechanisms as between the European Union member states and the U.S. (such as the Standard Contractual Clauses) and (b) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the U.S. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess U.S. national security laws on their business and future actions of European Union data protection authorities are difficult to predict at the early date. To the extent that we transfer personal data outside the European Union to the United States, there is risk that any of our data transfers will be halted.

Further, the United Kingdom’s decision to leave the European Union, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, while the Data Protection Act of 2018, that “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the European Economic Area to the United Kingdom will remain lawful under GDPR. During the period of “transition” (i.e., until December 31, 2020), European Union law will continue to apply in the United Kingdom, including the

GDPR, after which the GDPR will be converted into United Kingdom law. Beginning in 2021, the United Kingdom will be a “third country” under the GDPR.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable federal, provincial, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of Canada and the United States.

We currently have limited operations outside of Canada and the United States, but our business strategy incorporates potentially significant international expansion. We currently maintain relationships with partners outside of Canada and the United States, and may in the future enter into new relationships. We also have a wholly owned subsidiary in Australia. Doing business internationally involves a number of risks, including:

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multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, tariffs, economic sanctions and embargoes, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	failure by us or our distributors to obtain approvals to conduct our business in various countries;

•	differing intellectual property rights;

•	complexities and difficulties in obtaining intellectual property protection, enforcing our intellectual property and defending against third party intellectual property claims;

•	difficulties in staffing and managing foreign operations;

•	logistics and regulations associated with shipping systems and parts and components for systems, consumables and reagent kits, as well as transportation delays;

•	travel restrictions that limit the ability of marketing, presales, sales, services and support teams to service partners;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our data packages, and exposure to foreign currency exchange rate fluctuations;

•	international trade disputes that could result in tariffs and other protective measures;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the Canadian Corruption of Foreign Public Officials Act, or CFPOA, or U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our business, financial condition, results of operations and prospects. In addition, certain international markets are subject to significant political and economic uncertainty, including for example the effect of the withdrawal of the United Kingdom from the European Union. Significant political and economic developments in international markets for which we intend to operate, or the perception that any of them could occur, creates further challenges for operating in these markets in addition to creating instability in global economic conditions.

Our business activities are subject to the FCPA and other anti-bribery and anti-corruption laws of the United States and other countries in which we operate, as well as U.S. and certain foreign export controls and trade sanctions. Violations of such legal requirements could subject us to liability.

We are subject to the FCPA, which among other things prohibits companies and their third-party intermediaries from offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Companies in the biotechnology and biopharmaceutical field are highly regulated and therefore involve interactions with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. We are also subject to the Canadian equivalent to the FCPA, the CFPOA. These laws are complex and far-reaching in nature, and, as a result, there is no certainty that all of our employees, agents or contractors will comply with such laws and regulations. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, financial condition, results of operations and prospects. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

In addition, our data packages may be subject to U.S. and foreign export controls and trade sanctions. Compliance with applicable regulatory requirements regarding the export of our data packages may create delays in us providing our data packages in international markets or, in some cases, prevent the export thereof to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our data packages by, or in our decreased ability to export our data packages to, existing or potential customers with international operations. Any decreased use of our data packages or limitation on our ability to export or sell our data packages would likely adversely affect our business.

Our employees, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the applicable laws and regulations in the United States, Canada and abroad, report financial information or data accurately or disclose unauthorized activities to us. These laws and regulations may restrict or prohibit a wide range of pricing, discounting and other business arrangements. Such misconduct could result in legal or regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and any other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant civil, criminal and administrative penalties, which could have a significant impact on our business. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and divert the attention of management in defending ourselves against any of these claims or investigations.

We use biological and hazardous materials that require considerable expertise and expense for handling, storage and disposal and may result in claims against us.

We work with materials, including chemicals, biological agents and compounds that could be hazardous to human health and safety or the environment. Our operations also produce hazardous and biological waste products. Federal, provincial, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We are subject to periodic inspections by Canadian provincial and federal authorities to ensure compliance with applicable laws. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties.

In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes, which could cause an interruption of our commercialization efforts, research and development programs and business operations, as well as environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations. In the event of contamination or injury, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

Once completed, our manufacturing operations will be dependent upon third party suppliers, including single source suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We plan to build a Good Manufacturing Practice facility in Vancouver, British Columbia, to house our manufacturing and manufacturing support infrastructure. We anticipate that some of the suppliers of critical components or materials for our processes may be single or sole source suppliers and the replacement of these suppliers or the identification and qualification of suitable second sources may require significant time, effort and expense, and could result in delays in production, which could negatively impact our business operations and revenue. There can be no assurance that our supply of components necessary for the operation of this facility will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In addition, loss of any critical component provided by a single source supplier could require us to change the design of our manufacturing process based on the functions, limitations, features and specifications of the replacement components.

In addition, several other non-critical components and materials that comprise our systems are currently manufactured by a single supplier or a limited number of suppliers. In many of these cases, we have not yet qualified alternate suppliers and rely upon purchase orders, rather than long-term supply agreements. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our systems unless and until new sources of supply are identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

•	interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s variation in a component;

•	a lack of long-term supply arrangements for key components with our suppliers;

•	inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

•	difficulty and cost associated with locating and qualifying alternative suppliers for our components in a timely manner;

•	a modification or change in a manufacturing process or part that unknowingly or unintentionally negatively impacts the operation of our systems;

•	production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

•	delay in delivery due to our suppliers prioritizing other customer orders over ours;

•	damage to our brand reputation caused by defective components produced by our suppliers;

•	increased cost of our warranty program due to product repair or replacement based upon defects in components produced by our suppliers; and

•	fluctuation in delivery by our suppliers due to changes in demand from us or their other partners.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our partners, which would have an adverse effect on our business.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our technology, including our platform and Celium, our proprietary antibody visualization software, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies or a platform similar or identical to ours, and our ability to successfully sell our data packages may be impaired.

We rely on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep a competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate coverage of our competitors’ products and services, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time-consuming and expensive.

Our success depends in large part on our ability to obtain and maintain adequate protection of the intellectual property we may own solely and jointly with others or otherwise have rights to, particularly patents, in the United States, Canada and in other countries with respect to our platform, our software and our technologies, without infringing the intellectual property rights of others.

We strive to protect and enhance the proprietary technologies that we believe are important to our business, including seeking patents intended to cover our platform and related technologies and uses thereof, as we deem appropriate. Our patents and patent applications in the United States, Canada and certain foreign jurisdictions relate to our technology. However, obtaining and enforcing patents in our industry is costly, time-consuming and complex, and we may fail to apply for patents on important products and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. There can be no assurance that the claims of our patents (or any patent application that issues as a patent), will exclude others from making, using or selling our technology or technology that is substantially similar to ours. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. In countries where we have not sought and do not seek patent protection, third parties may be able to manufacture and sell our technology without our permission, and we may not be able to stop them from doing so. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

As of September 30, 2020, we owned or had exclusive licenses to 38 issued or allowed patents and 40 pending patent applications worldwide, which includes 27 issued or allowed U.S. patents and 15 pending U.S. patent applications. We own registered trademarks and trademark applications for AbCellera and Celium, in the U.S., Canada and Europe. It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties. It is possible that others will design around our current or future patented technologies. As a result, our owned and licensed patents and patent applications comprising our patent portfolio may not provide us with sufficient rights to exclude others from commercializing technology and products similar to any of our technology.

It is possible that in the future some of our patents, licensed patents and patent applications may be challenged at the United States Patent and Trademark Office, or USPTO, or in proceedings before the patent offices of other jurisdictions. We may not be successful in defending any such challenges made against our patents or patent applications. Any successful third party challenge to our patents could result in loss of exclusivity or freedom to operate, patent claims being narrowed, the unenforceability or invalidity of such patents, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, limit the duration of the patent protection of our technology, and increased competition to our business. We may have to challenge the patents or patent applications of third parties. The outcome of patent litigation or other proceeding can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business.

Any changes we make to our technology, including changes that may be required for commercialization or that cause them to have what we view as more advantageous properties may not be covered by our existing patent portfolio, and we may be required to file new applications and/or seek other forms of protection for any such alterations to our technology. There can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to our technology.

The patent positions of life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in the United States or elsewhere. Courts frequently render opinions in the biotechnology field that may affect the patentability of certain inventions or discoveries.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our technology.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents. We may not develop additional proprietary platforms, methods and technologies that are patentable.

Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. On or after March 16, 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 16, 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our technology or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular genetic variants and cancer) are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States may adversely affect our and our licensors’ ability to obtain new patents or to enforce existing patents and may facilitate third party challenges to any owned or licensed patents.

Issued patents covering our platform and technology could be found invalid or unenforceable if challenged.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications (including licensed patents) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Any successful third party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents or amendment to our patents in such a way that they no longer cover our platform and our technology, which may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products.

We may not be aware of all third party intellectual property rights potentially relating to our platform or technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and we or our licensors might not have been the first to file patent applications for these inventions. There is also no assurance that all of the potentially relevant prior art relating to our patents and patent applications or licensed patents and patent applications has been found, which could be used by a third party to challenge their validity, or prevent a patent from issuing from a pending patent application.

To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction.

We rely on in-licenses from third parties. If we lose these rights, our business may be materially adversely affected, our ability to develop improvements to our technology stack and drug-discovery platform may be negatively and substantially impacted, and if disputes arise, we may be subjected to future litigation as well as the potential loss of or limitations on our ability to incorporate the technology covered by these license agreements.

We are party to a royalty-bearing license agreement with the University of British Columbia that grants us exclusive rights to exploit certain patent rights that are related to our systems. Through our acquisition of Lineage, we obtained an exclusive license from Stanford University to patents and patent applications directed toward immune repertoire sequencing. We may need to obtain additional licenses from others to advance our research, development and commercialization activities. Some of our license agreements impose, and we expect that any future exclusive in-license agreements will impose, various development, diligence, commercialization and other obligations on us. We may enter into engagements in the future, with other licensors under which we obtain certain intellectual property rights relating to our platform and technology. These engagements take the form of exclusive license or of actual ownership of intellectual property rights or technology from third parties. Our rights to use the technology we license are subject to the continuation of and compliance with the terms of those agreements. In some cases, we may not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of those patents against third parties.

Moreover, disputes may arise with respect to our licensing or other upstream agreements, including:

•	the scope of rights granted under the agreements and other interpretation-related issues;

•	the extent to which our systems and consumables, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreements and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore, including in connection with any aforementioned disputes, terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop technologies similar to ours. In addition, absent the rights granted to us under such license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and if such litigation by the licensor is successful we may be required to pay damages to our licensor, or we may be required to cease our development and commercialization activities which are deemed infringing, and in such event we may ultimately need to modify our activities or technologies to design around such infringement, which may be time- and resource-consuming, and which may not be ultimately successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our rights to certain components of our technology stack, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, certain of our agreements with third parties may provide that intellectual property arising under these agreements, such as data that could be valuable to our business, will be owned by the counterparty, in which case, we may not have adequate rights to use such data or have exclusivity with respect to the use of such data, which could result in third parties, including our competitors, being able to use such data to compete with us.

If we cannot acquire or license rights to use technologies on reasonable terms or if we fail to comply with our obligations under such agreements, we may not be able to commercialize new technologies or services in the future and our business could be harmed.

In the future, we may identify third party intellectual property and technology we may need to license in order to engage in our business, including to develop or commercialize new technologies or services, and the growth of our business may depend in part on our ability to acquire, in-license or use this technology. However, such licenses may not be available to us on acceptable terms or at all. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor in return for the use of such licensor’s technology, lump-sum payments, payments based on certain milestones such as sales volumes, or royalties based on sales of our platform. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. We may also need to acquire or negotiate licenses to patents or patent applications before or after introducing a new service. The acquisition and licensing of third party patent rights is a competitive area, and other companies may also be pursuing strategies to acquire or license third party patent rights that we may consider attractive. We may not be able to acquire or obtain necessary licenses to patents or patent applications. Even if we are able to obtain a license to patent rights of interest, we may not be able to secure exclusive rights, in which case others could use the same rights and compete with us.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize technology covered by these license agreements. If these licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, technologies identical to ours. This could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects. Additionally, termination of these agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology or impede, or delay or prohibit the further development or commercialization of one or more technologies that rely on such agreements.

While we still face all of the risks described herein with respect to those agreements, we cannot prevent third parties from also accessing those technologies. In addition, our licenses may place restrictions on our future business opportunities.

In addition to the above risks, intellectual property rights that we license in the future may include sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to further commercialize our technology may be materially harmed.

Further, we may not have the right to control the prosecution, maintenance and enforcement of all of our licensed and sublicensed intellectual property, and even when we do have such rights, we may require the cooperation of our licensors and upstream licensors, which may not be forthcoming. Our business could be adversely affected if we or our licensors are unable to prosecute, maintain and enforce our licensed and sublicensed intellectual property effectively.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents and patent applications we in-license. If other third parties have ownership rights to patents or patent applications we in-license, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Our business, financial condition, results of operations and prospects could be materially and adversely affected if we are unable to enter into necessary agreements on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the acquired or licensed patents or other rights are found to be invalid or unenforceable. Moreover, we could encounter delays in the introduction of services while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, which could harm our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our platform, software, systems, workflows and processes in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Canada can be less extensive than those in the United States and Canada. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and Canada, and even where such protection is nominally available, judicial and governmental enforcement of such intellectual property rights may be lacking. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. Further, we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States and Canada, or from selling or importing products made using our inventions in and into the United States, Canada or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own platform or technologies and may also sell their products or services to territories where we have patent protection, but enforcement is not as strong as that in the United States and Canada. These platforms and technologies may compete with ours. Our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents. In many foreign countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If our patent applications or issued patents are translated incorrectly, they may not adequately cover our technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover our technologies in those countries.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, or that are initiated against us, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and Canada and foreign countries may affect our ability to obtain adequate protection for our technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

•	we, or our current or future collaborators, might not have been the first to make the inventions covered by the issued patents and pending patent applications that we license or may own in the future;

•	we, or our current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we cannot ensure that any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates or will provide us with any competitive advantages;

•	we cannot ensure that our commercial activities or product candidates will not infringe upon the patents of others;

•	we cannot ensure that we will be able to further commercialize our technology on a substantial scale, if approved, before the relevant patents that we own or license expire;

•	we cannot ensure that any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our technology;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents or intellectual property rights of others may harm our business; and

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our information and our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed.

We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information, including parts of our technology platform, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could adversely impact our ability to establish or maintain a competitive advantage in the market. If we are required to assert our rights against such party, it could result in significant cost and distraction.

Monitoring unauthorized disclosure and detection of unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, some courts both within and outside the United States and Canada may be less willing, or unwilling, to protect trade secrets.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could harm our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have employed and expect to employ individuals who were previously employed at universities or other companies. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, advisors, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential technologies and solutions, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our technologies or platform. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we have and may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business.

We have not yet registered certain of our trademarks in all of our potential markets, although we have registered AbCellera in the United States and Canada as well as certain of our trademarks outside of the United States and Canada. If we apply to register these trademarks in other countries, and/or other trademarks in the United States, Canada and other countries, our applications may not be allowed for registration in a timely fashion or at all; and further, our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third party rights, we may not be able to use these trademarks to market our technologies in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our business, financial condition, results of operations and prospects. And, over the long-term, if we are unable to establish name recognition based on our trademarks, then our marketing abilities may be materially adversely impacted.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, partners or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Litigation may be necessary to defend against these and other claims challenging inventorship of our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our systems, including our software, workflows, consumables and reagent kits. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain partners or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are and in the future may be involved in litigation and other proceedings related to intellectual property, which could be time-intensive and costly and may adversely affect our business, financial condition, results of operations and prospects.

In recent years, there has been significant litigation in the United States and other jurisdictions involving intellectual property rights. We are and may in the future be involved with litigation or actions at the USPTO or the patent offices of other jurisdictions with various third parties that claim we or our partners using our solutions have misappropriated, misused or infringed other parties’ intellectual property rights. We expect that the number of such claims may increase as our business and the level of competition in our industry segments, grow. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management’s time and attention from the development of the business, requiring the payment of monetary damages (including treble damages, attorneys’ fees, costs and expenses) or royalty payments, or result in potential or existing partners delaying purchases of our data packages or entering into engagements with us pending resolution of the dispute.

As we move into new markets and applications for our platform, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. Our competitors and others may now and, in the future, have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part upon our ability to develop, manufacture, market and sell any products and services that we may develop and use without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties, or the invalidity of such patents or proprietary rights.

Our research, development and commercialization activities may in the future be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation and other patent challenges, both within and outside the United States and Canada, involving patent and other intellectual property rights in the biotechnology industry, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. Third parties may initiate legal proceedings against us or our licensor, and we or our licensor may initiate legal proceedings against third parties. The outcome of such proceedings would be uncertain and could have a material adverse effect on the success of our business. Numerous U.S., Canadian and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our platform and technology. As the biotechnology industry expands and more patents are issued, the risk increases that our technologies may be subject to claims of infringement of the patent rights of third parties.

Additionally, the risks of being involved in such litigation and proceedings may increase if our technology nears commercialization and if we gain greater visibility associated with being a public company. Numerous significant intellectual property issues have been litigated, are being litigated and will likely continue to be litigated, between existing and new participants in our existing and targeted markets, and one or more third parties may assert that our technologies infringe their intellectual property rights as part of a business strategy to impede our successful entry into or growth in those markets.

The legal threshold for initiating litigation or contested proceedings is low, so that even lawsuits or proceedings with a low probability of success might be initiated and require significant resources to defend. An unfavorable outcome in any such proceeding could require us to cease using the related technology or developing or commercializing our technology, or to attempt to license rights to it from the prevailing party, which may not be available on commercially reasonable terms, or at all.

Third parties may assert that we are employing their proprietary technology without authorization. We are also aware of issued U.S. patents and patent applications with subject matter related to our platform, systems, workflows and processes, and there may be other related third party patents or patent applications of which we are not aware.

It is possible that we are or may become aware of patents or pending patent applications that we think do not relate to our technology or that we believe are invalid or unenforceable, but that may nevertheless be interpreted to encompass our technology and to be valid and enforceable. Thus, we do not know with certainty that our technology, or our development and commercialization thereof, do not and will not infringe, misappropriate or otherwise violate any third party’s intellectual property.

In addition, we may receive in the future, correspondence from third parties referring to the relevance of such third parties’ intellectual property to our technology, our workflows or our advanced automated systems, and we are currently engaged in litigation with one such third party, Berkeley Lights. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future programs or technologies may infringe. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our platform, or the systems, workflows, consumables and reagent kits that comprise our platform, infringes these patents. As to pending third party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our platforms, including our systems, workflows, consumables and reagent kits. Under the applicable law of certain jurisdictions, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our technologies. We may incorrectly determine that our technologies are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our technologies.

There can be no assurance that we will prevail in any suit initiated against us by third parties, successfully settle or otherwise resolve patent infringement claims. A court of competent jurisdiction could hold that third party patents are valid, enforceable and infringed, which could materially and adversely affect our ability and the ability of our licensor to commercialize any technology we may develop and any other technologies covered by the asserted third-party patents. Third parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell data packages, and could result in the award of substantial damages against us, including treble damages, attorney’s fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties, and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors and other third parties gaining access to the same intellectual property. In addition, we could encounter delays and incur significant costs in service introductions while we attempt to develop alternative processes, technologies or services, or redesign our technologies or services, to avoid infringing third party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses or to develop a workaround could prevent us from commercializing products or services, and the prohibition of sale or the threat of the prohibition of sale of any of our data packages could materially affect our business and our ability to gain market acceptance for our technologies. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure.

In addition, our agreements with some of our partners, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, financial condition, results of operations and prospects.

Any uncertainties resulting from the initiation and continuation of any litigation or administrative proceeding could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

The outcome of our litigation with Berkeley Lights may adversely affect our business, financial condition, results of operations and prospects.

In July 2020, we filed a complaint against Berkeley Lights, Inc., or Berkeley, in the United States District Court for the District of Delaware, alleging that Berkeley infringed and continues to infringe, directly and indirectly, the following patents exclusively licensed by the Company, including U.S. Patent Nos. 10,107,812; 10,274,494; 10,466,241; 10,578,618; 10,697,962; 10,087,408; 10,421,936 and 10,704,018, by making, using, offering for sale, selling and/or importing Berkeley’s Beacon Optofluidic System. In August 2020, we filed an additional related complaint against Berkeley in the United States District Court for the District of Delaware, alleging that Berkeley infringed and continues to infringe, directly and indirectly, U.S. Patent Nos. 10,718,768;

10,738,270; 10,746,737 and 10,753,933. In September 2020, we filed another complaint against Berkeley in the United States District Court for the District of Delaware, alleging that Berkeley infringed and continues to infringe, directly and indirectly, U.S. Patent Nos. 10,775,376; 10,775,377 and 10,775,378. In these lawsuits, we are seeking, among other things, a judgment of infringement, a permanent injunction and damages (including lost profits, a reasonable royalty, reasonable costs and attorney’s fees and treble damages for willful infringement). These lawsuits remain pending.

In August, 2020, Berkeley filed a complaint in the Northern District of California against us and our wholly-owned subsidiary Lineage Inc. The complaint includes two counts of unfair competition and one count of non-infringement of a U.S. patent: Patent No. 10,058,839 (the “’839 patent”). Berkeley is seeking, among other things, damages and a declaratory judgment of non-infringement of the ’839 patent. The lawsuit remains pending.

In the event that Berkeley Lights were to prevail in the litigation against us, as a result of which Berkeley could continue to sell its products, it could reduce our competitive advantage and differentiation in the market place, impairing our ability to bring in new business. Furthermore, Berkeley may seek to invalidate the asserted patents during the litigation. If Berkeley succeeds in invalidating the asserted patents, the strength of our intellectual property portfolio could be adversely affected and our ability to protect our technology, business and reputation or to generate licensing revenue from our intellectual property would be adversely impacted.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, even if resolved in our favor, may cause us to incur substantial costs and divert the attention of our management and technical personnel from their normal responsibilities in defending against any of these claims. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Such litigation or proceedings could substantially increase our operating costs and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of intellectual property proceedings could harm our ability to compete in the marketplace. In addition, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our data packages.

Litigation may be necessary for us to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. We are currently engaged in a lawsuit with Berkeley

Lights based upon our allegations of its infringement of our intellectual property rights and we may become involved in additional lawsuits in the future. If we do not prevail in such legal proceedings, we may be required to pay damages, we may lose significant intellectual property protection for our technologies, such that competitors could copy our technologies and we could be forced to cease selling certain of our data packages. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition, results of operations and prospects. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property is invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuits are unpredictable. Even if we do prevail in any future litigation related to intellectual property rights, the cost and time requirements of the litigation could negatively impact our financial results.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on issued United States and most foreign patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications in order to maintain such patents and patent applications. We have systems in place to remind us to pay these fees, and we engage an outside service and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, if we or our licensors fail to maintain the patents and patent applications covering our products and technology our competitors may be able to enter the market with similar or identical products or technology without infringing our patents and this circumstance would have a material adverse effect on our business.

Patent terms may be inadequate to protect our competitive position on our technology for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our platform or technology are obtained, once the patent life has expired, we may be open to competition from others. If our platform or technologies require extended development and/or regulatory review, patents protecting our platform or technologies might expire before or shortly after we are able to successfully commercialize them. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing processes or technologies similar or identical to ours.

Our use of open source software could compromise our ability to offer our data packages and subject us to possible litigation.

We use open source software in connection with our technology and computational engine of our platform, Celium. Companies that incorporate open source software into their technologies and services have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. There is little legal precedent in this area and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop technologies that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

Some intellectual property that we have in-licensed may have been discovered through government funded programs and thus may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Some of the intellectual property rights we have licensed are from academic institutions and may have been generated through the use of U.S. government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our technology pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act, and implementing regulations. These U.S. government rights in certain inventions developed under a government-funded program include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right to require us or our licensors to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if we, or the applicable licensor, fail to disclose the invention to the government and fail to file an application to register the intellectual property within specified time limits. These time limits have recently been changed by regulation, and may change in the future. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us or the applicable licensor to expend substantial resources. In addition, the U.S. government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. manufacturers may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. To the extent any of our current or future intellectual property is generated through the use of U.S. government funding, the provisions of the Bayh-Dole Act may similarly apply.

Risks Related to This Offering and Ownership of Our Common Shares

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and applicable Canadian laws, which will require annual management assessment of the effectiveness of our internal control over financial reporting. We have begun recruiting additional finance and accounting personnel with certain skill sets that we will need as a public company.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In our efforts to maintain proper and effective internal control over financial reporting, we may discover significant deficiencies or material weaknesses in our internal control over financial reporting, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we identify one or more material weaknesses in the future, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements, which may harm the market price of our shares.

In connection with the audit of our financial statements as of and for the years ended December 31, 2019 and 2018, a material weakness in our internal control over financial reporting was identified and we may identify additional material weaknesses in the future.

In connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2019 and 2018, a material weakness (as defined under the Exchange Act and by the auditing standards of the U.S. Public Company Accounting Oversight Board, or “PCAOB”), was identified in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

Specifically, there was a material adjustment in our financial statements required due to an overstatement of lease liability upon adoption of ASU 2016-02, Leases (Topic 842), as well as certain other adjustments. In the aggregate, such adjustments amounted to a material weakness. The material weakness resulted from a lack of resources and experience within our finance function with respect to our transition to U.S. GAAP, and our change in measurement currency from Canadian dollars to U.S. dollars.

Neither our management nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provision of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

We have begun taking measures, and plan to continue to take measures, to remediate this material weakness. These measures include hiring or engaging additional accounting personnel with familiarity with reporting under U.S. GAAP, and implementing and adopting additional controls and procedures. However, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and, if so, we would not be able to conclude that they have been fully remedied. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities.

We do not know whether an active, liquid and orderly trading market will develop for our common shares or what the market price of our common shares will be and, as a result, it may be difficult for you to sell your common shares.

Prior to this offering, there was no public trading market for our common shares. Although we intend to apply to list our common shares on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common shares is not active. The initial public offering price for our common shares will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common shares after the offering. As a result of these and other factors, you may be unable to resell your common shares at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our common shares as consideration.

The market price of our common shares may be volatile, and you could lose all or part of your investment.

The trading price of our common shares following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume These factors include:

•	actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;

•	the introduction of new technologies or enhancements to existing technology by us or others in our industry;

•	our inability to establish additional collaborations;

•	departures of key scientific or management personnel;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or antibody discovery in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of our common shares by us or our shareholders in the future;

•	trading volume of our common shares;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or shareholder litigation;

•	the impact of the ongoing COVID-19 pandemic on our business;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and The Nasdaq Global Market and technology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common shares, regardless of our actual operating performance. If the market price of our common shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, financial condition and results of operations.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is expected to be substantially higher than the net tangible book value per common share. Investors purchasing common shares in this offering will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, investors purchasing common shares in this offering will incur immediate dilution of $            per share as of June 30, 2020, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the initial public offering price. Further, investors purchasing common shares in this offering will contribute approximately     % of the total amount invested by shareholders since our inception but will own only approximately     % of the total number of common shares outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent that outstanding stock options or warrants are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing common shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

Future sales and issuances of our common shares or rights to purchase common shares, including pursuant to our Employee Incentive Share Plan (EISP), could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations, including expanded research and development activities, and costs associated with operating as a public company. To raise capital, we may sell common shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common shares, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences, and privileges senior to the holders of our common shares, including common shares sold in this offering.

Pursuant to our new incentive plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, our management is authorized to grant stock options to our employees, directors and consultants.

Initially, the aggregate number of our common shares that may be issued pursuant to share awards under the EISP will be                shares. The number of common shares reserved for issuance under the EISP shall be cumulatively increased on                and each                thereafter by    % of the total number of common shares outstanding on                of the preceding calendar year or a lesser number of shares determined by our board of directors. Unless our board of directors elects not to increase the number of shares available for future grant each year, our shareholders may experience additional dilution, which could cause our share price to fall.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or grant licenses on terms unfavorable to us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase or maintain the value of your investment.

We do not intend to pay dividends on our common shares, so any returns will be limited to the value of our common shares.

We currently anticipate that we will retain future earnings for the development, operation, expansion and continued investment into our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, we may enter into agreements that prohibit us from paying cash dividends without prior written consent from our contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on our common shares. Any return to shareholders will therefore be limited to the appreciation of their common shares, which may never occur.

Our principal shareholders and management own a significant percentage of our shares and will be able to exert significant influence over matters subject to shareholder approval.

Based on the number of shares outstanding on a fully diluted basis as of September 30, 2020, our executive officers, directors, and 5% shareholders will beneficially own approximately 43% of our common shares. Non-executive employees will beneficially own an additional 25% of our common shares on a fully diluted basis. After the sale and issuance of                shares in this offering, our executive officers, directors, and 5% shareholders will beneficially own approximately    % of our common shares. Therefore, after this offering, these shareholders will have the ability to influence us through this ownership position. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common shares that you may feel are in your best interest as one of our shareholders.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved, and an exemption from compliance with the requirement of the Public Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common shares that are held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Further, even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. In addition, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC, and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as “say-on-pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices we charge for our data packages. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Pursuant to Section 404, in our second annual report due to be filed with the SEC after becoming a public company, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company or a smaller reporting company with less than $100 million in annual revenue, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the market price of our shares.

Sales of a substantial number of our common shares by our existing shareholders in the public market could cause our share price to fall.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our common shares in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common shares could decline. Based on the number of common shares outstanding as of June 30, 2020, and after giving effect to the sale of                common shares in this offering, upon the closing of this offering, we will have outstanding a total of                common shares. Of these shares, only the common shares sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering, unless purchased by our affiliates. In connection with this offering, our officers, directors and substantially all of our securityholders have agreed to be subject to a contractual lock-up with the underwriters, which will expire 180 days after the date of this prospectus. Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp., however, may, in their sole discretion, permit our officers, directors and other shareholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

Common shares that are either subject to outstanding options reserved for future issuance under our ESIP, which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. Additionally, common shares that are issuable upon the exercise of share options will become eligible for sale in the public market to the extent permitted by the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional common shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

After this offering, the holders of                common shares will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our common shares.

We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States.

We are governed by the Business Corporations Act (British Columbia), or BCBCA, and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a U.S. jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the BCBCA and Delaware General Corporation Law, or DGCL, that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to our articles) the BCBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the articles, as applicable, whereas DGCL generally only requires a majority vote; and (ii) under the BCBCA a holder of 5% or more of our common shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. See “Comparison of British Columbia Law and Delaware Law” elsewhere in this prospectus. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Our articles to be in effect prior to the completion of this offering and certain Canadian legislation contain provisions that may have the effect of delaying, preventing or making undesirable an acquisition of all or a significant portion of our shares or assets or preventing a change in control.

Certain provisions of our articles to be in effect immediately prior to the completion of this offering and certain provisions under the BCBCA, together or separately, could discourage, delay or prevent a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which they might otherwise receive a premium for their common shares. These provisions include the establishment of a staggered board of directors, which divides the board into three groups, with directors in each group serving a three-year term. The existence of a staggered board can make it more difficult for shareholders to replace or remove incumbent members of our board of directors. As such, these provisions could also limit the price that investors might be willing to pay in the future for our common shares, thereby depressing the market price of our common shares. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors. Among other things, these provisions include the following:

•	shareholders cannot amend our articles unless such amendment is approved by shareholders holding at least 66 2/3% of the shares entitled to vote on such approval;

•

our board of directors may, without shareholder approval, issue preferred shares in one or more series having any terms, conditions, rights, preferences and privileges as the board of directors may determine; and

•	shareholders must give advance notice to nominate directors or to submit proposals for consideration at shareholders’ meetings.

A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. A reviewable acquisition may not proceed unless the Minister is satisfied that the investment is likely to be of net benefit to Canada. If the applicable financial thresholds were exceeded such that a net benefit to Canada review would be required, this could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their common shares. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation has a pre-merger notification regime and mandatory waiting period that applies to certain types of transactions that meet specified financial thresholds, and permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us.

Our articles to be in effect prior to the completion of this offering designate specific courts in Canada and the United States as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our articles to be in effect prior to the completion of this offering, unless we consent in writing to the selection of an alternative forum, the courts of the Province of British Columbia and the appellate courts therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action or proceeding asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of ours to us; (c) any action or proceeding asserting a claim arising out of any provision of the BCBCA or our articles (as either may be amended from time to time); or (d) any action or proceeding asserting a claim or otherwise related to our affairs, or the Canadian Forum Provision. The Canadian Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. In addition, our articles to be in effect prior to the completion of this offering further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act, or the U.S. Federal Forum Provision. In addition, our articles to be in effect prior to the completion of this offering provide that any person or entity purchasing or otherwise acquiring any interest in our common shares is deemed to have notice of and consented to the Canadian Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Canadian Forum Provision and the U.S. Federal Forum Provision in our articles to be in effect prior to the completion of this offering may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in our amended articles to be in effect prior to the completion of this offering may limit our shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including courts in Canada and other courts within the U.S., will enforce our U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The U.S. Federal Forum Provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The courts of the Province of British Columbia and the United States District Court for the District of Delaware may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.

Because we are a Canadian company, it may be difficult to serve legal process or enforce judgments against us.

We are incorporated and maintain operations in Canada. In addition, while certain of our directors and officers reside in the United States, many of them reside outside of the United States. Accordingly, service of process upon us may be difficult to obtain within the United States. Furthermore, because substantially all of our assets are located outside the United States, any judgment obtained in the United States against us, including one predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the United States. Therefore, it may not be possible to enforce those actions against us.

In addition, it may be difficult to assert U.S. securities law claims in original actions instituted in Canada. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law. Furthermore, it may not be possible to subject foreign persons or entities to the jurisdiction of the courts in Canada. Similarly, to the extent that our assets are located in Canada, investors may have difficulty collecting from us any judgments obtained in the U.S. courts and predicated on the civil liability provisions of U.S. securities provisions.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include the estimated variable consideration included in the transaction price in our contracts with customers, stock-based compensation, and valuation of our equity investments in early-stage biotechnology companies. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common shares.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position, and profit.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrades our common shares or publishes inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.

If we or our non-U.S. subsidiary is a CFC there could be materially adverse U.S. federal income tax consequences to certain U.S. Holders of our common shares.

Each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” global intangible low taxed income, and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten Percent Shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a Ten Percent Shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a Ten Percent Shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such Ten Percent Shareholder’s U.S. federal income tax return for the year for which reporting was due from starting.

A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of such corporation.

We believe that we were not a CFC in the 2019 taxable year and that we will not be a CFC in the 2020 taxable year, however, it is possible that we may become a CFC in a subsequent taxable year. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. In addition, recent changes to the attribution rules relating to the determination of CFC status may make it difficult to determine our CFC status for any taxable year. In addition, those changes to the attribution rules may result in ownership of the stock of our non-U.S. subsidiary being attributed to our U.S. subsidiary, which could result in our non-U.S. subsidiary being treated as a CFC and certain U.S. Holders of our common shares being treated as Ten Percent Shareholders of such non-U.S. subsidiary CFC. In addition, it is possible that, following this offering, a shareholder treated as a U.S. person for U.S. federal income tax purposes will acquire, directly or indirectly, enough of our common shares to be treated as a Ten Percent Shareholder. We cannot provide any assurances that we will assist holders of our common shares in determining whether we or any of our non-U.S. subsidiaries are treated as a CFC or whether any holder of the common shares is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.

U.S. Holders should consult their tax advisors with respect to the potential adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC, including the possibility and consequences of becoming a Ten Percent Shareholder in our non-U.S. subsidiary that may be treated as a CFC due to the changes to the attribution rules. If we are classified as both a CFC and a PFIC (as defined below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a PFIC.

The rules governing passive foreign investment companies, or PFICs, can have adverse effects on U.S. Holders (as defined under “Material U.S. Federal Income Tax Considerations for U.S. Holders”) for U.S. federal income tax purposes. Generally, if, for any taxable year, at least 75% of our gross income is passive income (such as interest income), or at least 50% of the gross value of our assets (determined on the basis of a weighted quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash), we would be characterized as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including good will and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in this offering or in any other financing transaction. If we are treated as a non-publicly traded CFC for the year being tested for purposes of the PFIC rules, the value of our assets will be measured by the adjusted tax basis of our assets. If we were a publicly traded CFC or not a CFC for such year, the value of our assets generally may be determined by reference to the market value of our common shares, which may be volatile. Moreover, our ability to earn specific types of income that will be treated as non-passive for purposes of the PFIC rules is uncertain with respect to future years. We believe we were not classified as a PFIC during the taxable year ended December 31, 2019. Based on current business plans and financial expectations, we do not believe we will be a PFIC for our taxable year ending December 31, 2020. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Accordingly, we cannot provide any assurances regarding our PFIC status for any current or future taxable years.

If we are a PFIC, a U.S. Holder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for certain preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or QEF, or, if shares of the PFIC are “marketable stock” for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. For more information, see the discussion below under “Material U.S. Federal Income Tax Considerations for U.S. Holders—PFIC Rules”. You are urged to consult your tax advisors regarding the potential consequences to you if we were or were to become a PFIC, including the availability, and advisability, of, and procedure for making, QEF elections.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our expectations regarding the rate and degree of market acceptance of our drug-discovery platform;

•	companies and technologies in our industry that we compete with;

•	our ability to manage and grow our business by expanding our sales to existing partners or introducing our drug-discovery platform to new partners;

•	our ability to provide our partners with a full solution from target to IND submission;

•	our expectations regarding the completion of our GMP facility and our manufacturing capabilities;

•

our ability to establish and maintain intellectual property protection for our technologies and workflows, including with respect to our intellectual property litigation with Berkeley Lights, or avoid or defend against claims of infringement;

•	our ability to attract, hire and retain key personnel and to manage our future growth effectively;

•	our ability to obtain additional financing in this or future offerings;

•	the volatility of the trading price of our common shares;

•	our ability to attract and retain key scientific and engineering personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	business disruptions affecting our operations and the development of our platform due to the global COVID-19 pandemic;

•	our ability to remediate our material weaknesses;

•	our expectations regarding our PFIC status for our taxable year ending December 31, 2020 or any future taxable year;

•	our expectations regarding use of proceeds from this offering; and

•	our expectations about market trends.

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the market for our data packages. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources on assumptions that we have made that are based on such information and other similar sources and on our knowledge of, and expectations about, the markets for our data packages. This information involves a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of                common shares in this offering will be approximately $                million (or approximately $                million if the underwriters exercise their option to purchase additional common shares in full), assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $                 million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1,000,000 in the number of common shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $                 million, assuming no change in the assumed initial public offering price of $            per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations and growth, to create a public market for our common shares and to enable access to the public equity markets for us and our shareholders.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to continue making investments in research and development efforts towards deepening our technology and expertise along our technology stack, to continue making investments in building our business development team and marketing our solutions to new and existing partners, as well as for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds from this offering for the acquisition of businesses, technologies or other assets that we believe are complementary to our own. The amount and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments and the rate of growth of our business.

Based on our current plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next              months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The expected use of the net proceeds from this offering could change in the future depending on the development and conduct of our business. Our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We currently intend to retain any future earnings to fund the development and expansion of our business, and, therefore, we do not anticipate paying cash dividends on our share capital in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. In addition, under the terms of our contribution agreements with Western Economic Diversification Canada, we are restricted from paying any dividends until we have repaid the contributions thereunder in full.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020 on:

•	an actual basis;

•

a pro forma basis to give effect to (i) the automatic conversion of all of our outstanding convertible preferred shares as of June 30, 2020 into an aggregate of 8,123,048 common shares as if such conversion had occurred on June 30, 2020, and (ii) the filing and effectiveness of our new notice of articles and effectiveness of our new articles prior to the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above, and (ii) the issuance and sale of                  common shares in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table below together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except per share and per share data)	(unaudited)
Cash and cash equivalents	$113,137	$	$

Convertible preferred shares, no par value; unlimited shares authorized and 8,123,048 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$82,228	$	$
Shareholders’ equity (deficit):
Preferred shares, no par value; no shares authorized, issued or outstanding, actual; unlimited shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common shares, no par value; unlimited shares authorized and 15,251,642 shares issued and outstanding, actual; unlimited shares authorized and 23,374,690 shares issued and outstanding, pro forma; unlimited shares authorized, shares issued and outstanding, pro forma as adjusted	5,373
Additional paid-in capital	3,397
Accumulated deficit	(106)

Total shareholders’ equity (deficit)	90,892

Total capitalization	$90,892	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $                million, assuming

that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $                million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of common shares issued and outstanding pro forma and pro forma as adjusted in the table above is based on 23,374,690 common shares outstanding as of June 30, 2020 (including our convertible preferred shares on an as-converted basis), and excludes:

•	4,060,900 common shares issuable upon the exercise of share options outstanding as of June 30, 2020, with at a weighted-average exercise price of $2.34 per share;

•	1,456,768 common shares reserved for issuance under our Current Plan as of June 30, 2020, which shares will cease to be available for issuance at the time the 2020 Plan becomes effective;

•

            common shares to be reserved for future issuance under our 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance; and

•

            common shares to be reserved for future issuance under the 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per common share and the pro forma as adjusted net tangible book value per common share after this offering.

Our historical net tangible book value as of June 30, 2020 was $77.2 million, or $5.06 per share as of June 30, 2020. Our historical net tangible book value per share is determined by dividing our total tangible assets less our total liabilities and convertible preferred shares, which are not included within shareholders’ deficit, by the number of common shares outstanding as of such date.

Our pro forma net tangible book value as of June 30, 2020 was $                 million, or $                 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of common shares outstanding as of June 30, 2020, assuming the automatic conversion of all of our outstanding convertible preferred shares as of June 30, 2020 into an aggregate of 8,123,048 common shares, which conversion will occur immediately prior to the completion of this offering.

Our pro forma as adjusted net tangible book value represents our pro forma net tangible book value, plus the effect of the sale of common shares in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Dilution per share to new investors represents the difference between the amount per share paid by purchasers of common shares in this offering and the pro forma as adjusted net tangible book value per share of common shares immediately after completion of this offering. After giving effect to our sale of common shares in this offering at an assumed initial public offering price of $                 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been $                 million, or $                 per share. This represents an immediate increase in net tangible book value of $                 per share to existing shareholders and an immediate dilution in net tangible book value of $                 per share to purchasers of common shares in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2020	$5.06
Pro forma increase in net tangible book value per share as of June 30, 2020

Pro forma net tangible book value per share as of June 30, 2020
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common shares in this offering

Pro forma as adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors purchasing common shares in this offering		$

Each $1.00 increase or decrease in the assumed public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $                 million, or $                 per share, and dilution per share to investors in this offering by $                 per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares we are offering would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $                 million, or approximately $                 per share and would increase or decrease, as applicable, dilution per share to investors in this offering by approximately $                 per share, assuming the

assumed initial public offering price per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, the pro forma as adjusted net tangible book value per share after this offering would be $                 per share, the increase in pro forma as adjusted net tangible book value per share to existing shareholders would be $                 per share and the dilution to new investors purchasing shares in this offering would be $                 per share.

The following table summarizes, as of June 30, 2020, on a pro forma as adjusted basis (but before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us), the differences between the existing shareholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and convertible preferred shares, cash received from the exercise of share options, and the average price paid per share (in thousands, except per share amounts and percentages):

	Shares Purchased			Total Consideration			Weighted-Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing shareholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

If the underwriters exercise their option to purchase additional common shares in full:

•	the percentage of common shares held by existing shareholders will decrease to approximately % of the total number of our common shares outstanding after this offering; and

•	the number of common shares held by new investors will increase to , or approximately % of the total number of our common shares outstanding after this offering.

The foregoing tables and calculations (other than the historical net tangible book value calculations) are based on 23,374,690 common shares outstanding as of June 30, 2020 (including our convertible preferred shares on an as-converted basis), and excludes:

•	4,060,900 common shares issuable upon the exercise of share options outstanding under the Current Plan as of June 30, 2020, with at a weighted-average exercise price of $2.34 per share;

•	1,456,768 common shares reserved for issuance under our Current Plan as of June 30, 2020, which shares will cease to be available for issuance at the time the 2020 Plan becomes effective;

•

            common shares to be reserved for future issuance under our 2020 Plan, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance; and

•

            common shares to be reserved for future issuance under the 2020 ESPP, which will become available for issuance upon the effectiveness of the registration statement of which this prospectus is a part, plus any future increases in the number of common shares reserved for issuance.

To the extent that any outstanding options are exercised, new options are issued under our share-based compensation plans or we issue additional common shares or convertible debt in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2019 and 2020 and the summary consolidated balance sheet as of June 30, 2020 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information in those financial statements. You should read the following selected consolidated financial data together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future periods.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Research fees	$8,831	$11,612	$4,958	$12,885
Milestone payments	—	—	—	3,000

Total revenue	8,831	11,612	4,958	15,885
Operating Expenses:
Research and development	5,803	10,113	4,022	13,262
Sales and marketing	712	1,263	501	984
General and administrative	2,151	2,749	1,071	3,148
Depreciation and amortization	918	1,604	790	1,467

Total operating expenses	9,583	15,729	6,384	18,861

Income (loss) from operations	(753)	(4,117)	(1,425)	(2,976)
Other income (expense):
Interest income	(42)	(155)	(77)	(84)
Interest and other (income) expense	213	209	87	408
Foreign exchange (gain) loss	362	(186)	(9)	970
Grants and incentives	(1,594)	(1,774)	(820)	(8,880)

Total other (income) expense	(1,061)	(1,906)	(820)	(7,586)

Net earnings (loss) for the period	$309	$(2,211)	$(606)	$4,610

Net loss per share attributable to common shareholders(1):
Basic	$0.02	$(0.15)	$(0.04)	$0.22

Diluted	$0.02	$(0.15)	$(0.04)	$0.20

Weighted-average common shares outstanding(1):
Basic	14,943,637	15,132,756	15,103,637	15,209,158

Diluted	17,133,611	15,132,756	15,103,637	22,603,961

Pro forma net loss per share attributable to common shareholders (unaudited)(1):
Basic		$(0.13)

Diluted		$(0.13)

Pro forma weighted-average common shares outstanding (unaudited)(1):
Basic		17,238,020

Diluted		17,238,020

(1)	See Note 5 to our annual consolidated financial statements and our interim consolidated financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common shareholders and unaudited basic and diluted pro forma net loss per share attributable to common shareholders.

	As of December 31,		As of June 30,
	2018	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,444	$7,553	$113,137
Working capital(1)	8,729	4,745	110,432
Total assets	21,492	23,488	155,216
Total liabilities	9,883	13,236	64,323
Total preferred stock	7,557	7,546	82,228
Total shareholders’ equity	11,609	10,252	90,892

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth in other parts of this prospectus contain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Please also see the section titled “Special Note Regarding Forward Looking Statements.”

Overview

We believe that the surest path to a better future is through technological advancement and that the new frontier of technology lies at the interface of computation, engineering and biology. Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. We aim to become the centralized operating system for next generation antibody discovery.

Our full-stack, artificial intelligence-, or AI, powered drug discovery platform searches and analyzes the database of natural immune systems to find antibodies that can be developed as drugs. We believe our technology increases the speed and the probability of success of therapeutic antibody discovery, including enabling discovery against targets that may otherwise be intractable. Rather than advancing our own clinical pipeline of drug candidates, we forge partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. We empower them to move quickly, reduce cost and tackle the toughest problems in drug development. As of September 30, 2020, we have 94 discovery programs that are either completed, in progress or under contract with 26 partners. As a recent example, in a collaboration with Eli Lilly and Company, or Lilly, we applied our technology stack to co-develop LY-CoV555, a potential antibody therapy to treat and prevent COVID-19. Starting from a single blood sample obtained from a convalescent patient, we and our partners identified a viable antibody drug candidate within three weeks that advanced into clinical testing 90 days after initiation of the program.

We structure our agreements in a way that is designed to align our partners’ economic interests with our own. We forge partnerships with large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. Our partners select a target and define the antibody properties needed for therapeutic development. We provide discovery solutions to partners that have a range of discovery capabilities, from the highly enabled to the less enabled. We enable discovery against targets that have traditionally been intractable, and we accelerate programs against less difficult targets.

Our deals emphasize participation in the success and upside of future antibody therapeutics. Our partnership agreements include near-term payments for technology access, research and intellectual property rights, and downstream payments in the form of clinical and commercial milestones, and royalties on net sales. Longer-term we are eligible to receive additional payments upon satisfaction of clinical and commercial milestones, which we refer to as milestone payments, as well as royalties on sales of products derived from antibodies that we discover for our partners. Our discovery partnerships generally include royalty payments on net sales in the single digit to low-double digit range.

We generated revenue of $8.8 million and $11.6 million for the years ended December 31, 2018 and 2019, respectively (31% growth), and $5.0 million and $15.9 million for the six months ended June 30, 2019 and 2020, respectively (220% growth). As of June 30, 2020, we had a total of 25 partners for whom we were conducting drug discovery activities. For the year ended December 31, 2019, two of our partners accounted for 47% and 15% of revenue, and eleven partners accounted for the remaining 38% of revenue. For the six months ended

June 30, 2020, two of our partnerships accounted for 33% and 27% of revenue, and eight partnerships accounted for the remaining 40% of revenue. We have also grown the number of programs that we have under contract with our partners, as illustrated by the following charts.

We have achieved such growth in our business with a modest sales and marketing infrastructure, consisting of a limited number of business development personnel supported by marketing staff that have historically been primarily focused on scientific writing. We incurred sales and marketing expenses of $0.7 million and $1.3 million for the years ended December 31, 2018 and 2019, respectively, and $0.5 million and $1.0 million for the six months ended June 30, 2019 and 2020, respectively. We intend to significantly increase investment into our business development team and into marketing our solutions to new and existing partners.

We focus a substantial portion of our resources on research and development efforts towards deepening our technology and expertise along our technology stack, and we expect to continue to make significant investments in this area for the foreseeable future. We incurred research and development expenses of $5.8 million and $10.1 million for the years ended December 31, 2018 and 2019, respectively, and $4.0 million and $13.3 million for the six months ended June 30, 2019 and 2020, respectively. We incurred general and administrative expenses of $2.2 million and $2.7 million for the years ended December 31, 2018 and 2019, respectively, and $1.1 million and $3.1 million for the six months ended June 30, 2019 and 2020, respectively. We have also experienced significant growth in our workforce in recent periods, increasing from 107 employees as of December 31, 2019 to 174 employees as of September 30, 2020. We expect to continue to incur significant expenses, and we expect such expenses to increase substantially in connection with our ongoing activities, including as we:

•	invest in research and development activities to improve our technology stack and platform;

•	market and sell our solutions to existing and new partners;

•	expand and enhance operations to deliver programs, including investments in manufacturing;

•	acquire businesses or technologies to support the growth of our business;

•	attract, hire and retain qualified personnel;

•	continue to establish, protect and defend our intellectual property and patent portfolio, including our ongoing litigation; and

•	operate as a public company.

To date, we have financed our operations primarily from revenue from our drug discovery partnerships in the form of research fees, government funding from grants, borrowings under credit facilities with commercial banks, and from the issuance and sale of convertible preferred shares and common shares.

Our net income for the year ended December 31, 2018 was $0.3 million and our net loss for the year ended December 31, 2019 was $2.2 million. Our net loss for the six months ended June 30, 2019 was $0.6 and our net income for the six months ended June 30, 2020 was $4.6 million. As of June 30, 2020, we had an accumulated deficit of $0.1 million and we had cash and cash equivalents totaling $113.1 million, primarily from the Series A2 equity issuance which closed in March 2020.

The following chart illustrates key milestones achieved since our inception.

Recent Developments

In March 2020, we entered into a discovery partnership agreement with Eli Lilly and Company, or Lilly, pursuant to which we will perform discovery research for a number of targets for Lilly that will result in antibodies for Lilly to develop and potentially commercialize. This partnership includes the licensing of LY-CoV555, a monoclonal antibody designed to block viral attachment of the COVID-19 virus and its entry into human cells as well as other candidate antibodies against COVID-19 discovered by AbCellera. On June 1, 2020, 90 days after program initiation, LY-CoV555 moved to first-in-human testing and progressed to Phase 3 clinical trials by July 2020. For the six months ended June 30, 2020, we received an aggregate of $3.0 million upon the satisfaction of clinical milestones by Lilly.

In March 2020, we completed an equity financing, raising an aggregate of $75.0 million in gross proceeds through the sale and issuance of Series A2 convertible preferred shares. In connection with this financing, we also entered into a senior secured credit agreement with OrbiMed Royalty & Credit Opportunities III, LP, or OrbiMed, which provided for term debt in an aggregate amount of $30.0 million. In July 2020, we repaid funds borrowed under the credit agreement facility in full and retired the credit facility with OrbiMed.

In April 2020, we entered into a multi-year agreement with the Canadian government’s Strategic Innovation Fund, or SIF. Under this agreement, CAD $175.6 million ($125.6 million) was committed by the Government of

Canada. To date, our business has required only minimal expenditures for manufacturing activities. As part of our strategy to expand our market by delivering a full solution through forward integration, we plan to add capabilities and infrastructure to support GMP manufacturing, and we intend to apply such SIF funding towards this goal.

Key Factors Affecting Our Results of Operations and Future Performance

We believe that our financial performance has been, and in the foreseeable future will continue to be, primarily driven by multiple factors as described below, each of which presents growth opportunities for our business. These factors also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address these challenges is subject to various risks and uncertainties, including those described in the section of this prospectus titled “Risk Factors.”

•

Securing additional programs under contract. Our potential to grow revenue, in both the near and long term, is dependent on our ability to secure additional programs under contract from new and existing partners. For existing partners, we seek to expand our relationships with them to cover multi-year, multi-target programs. Since our first commercial partnership in 2015, as of June 30, 2020, we had a total of 76 discovery programs that are either completed, in progress or under contract with 25 partners. We are building our business development team across the major biotechnology geographic hubs in order to bring in new partners and new programs under contract, and we believe that we have a significant opportunity to continue to increase the number of partners who have programs based on our platform. Our ability to continue to grow our number of programs under contract is dependent upon our ability to educate the market and support the business through investment in our sales and marketing efforts and through further research and development to enhance our technological differentiation.

•

Our partners successfully developing and commercializing the antibodies that we discover. We have historically generated nearly all of our revenue from research fees. We estimate that, based on the terms of our existing contracts and estimates of historical rates of success of antibody drug development, the vast majority of the potential value for each program under contract is represented by potential future milestone payments and royalties rather than research fees. As a result, we believe our business and our future results of operations will be highly reliant on the degree to which our partners successfully develop and commercialize the antibodies that we discover based on contracts with our partners. As our partners continue to advance development of the antibodies that we have discovered, we expect to start receiving additional milestone payments and royalties if any partners commence commercial sales of such antibodies. For example, recent public announcements by our partner Lilly have indicated that the LY-CoV555 antibody is advancing through late stage clinical trials. We received development milestone payments of $3.0 million from this partnership during the six months ended June 30, 2020. If this product candidate receives marketing approval and is successfully commercialized by Lilly, we are entitled to receive approval milestones payments and royalties on such sales.

•

Rate and timing of selecting and initiating discovery projects by our partners. Once programs are secured under contract, partners must select targets and agree on a detailed statement of work before we commence discovery research on any antibodies. The rate and timing of such selection and initiation differs from partner to partner. Because the vast majority of research fees that we are entitled to recognize under our partnerships depend on our delivery of antibodies for development by our partners, any delays by our partners in selecting targets and agreeing on statements of work will impact revenue recognition.

•

Investing in enhancements to our technology stack. Our ability to maintain and expand our partnerships is dependent on the advantages our technology stack delivers to our partners. We intend to maintain our leading position through research and development investments to refine and add capabilities in areas such as computation, protein engineering, immunization technologies, genetically engineered rodents and cell line selection. We have successfully closed and will continue to look for strategic technology acquisitions to improve, broaden and deepen our capabilities and expertise in antibody drug discovery and development, or those that offer opportunities to expand our partnership business into adjacent therapeutic modalities. We intend to devote substantial resources to continue to improve our technological differentiation which will impact our financial performance.

•

Scaling our operations to execute on discovery programs. As we secure additional programs under contract and as our partners initiate discovery programs, our operational capacity to execute such research activities may become strained. We are making significant investments in capital and time to increase our ability to address future growth, including building new headquarters, building a new manufacturing plant, investing in research and development and hiring more talented personnel across functions. We have new facilities under development scheduled to take occupancy in 2021 that are intended to materially expand capacity. Over the past twelve months, we have grown our workforce by 82%, moving from 98 to 174 full time employees as of September 30, 2020. As we expand our workforce, we expect a significant increase in our operating expenses, including stock-based compensation.

Key Business Metrics

We regularly review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are important to understand our current business. These metrics may change or may be substituted for additional or different metrics as our business develops. For example, as our business matures and to the extent programs are discontinued, we anticipate updating these metrics to reflect such changes.

	Year Ended December 31,		Change	Six Months Ended June 30,		Change
Metric	2018	2019	%	2019	2020	%
Number of discovery partners	20	22	10%	20	25	25%
Programs under contract, cumulative	56	60	7%	56	76	36%
Program starts, cumulative	28	43	54%	35	48	37%
Programs in the clinic	0	0	N/M	0	1	N/M

Number of discovery partners represents the unique number of partners with whom we have executed partnership contracts. We view this metric as an indication of the competitiveness of our technology stack and our current level of market penetration. The metric also relates to our opportunities to secure programs under contract.

Programs under contract represent the number of antibody development programs that are under contract for delivery of discovery research activities. A program under contract is counted when a contract is executed with a partner under which we commit to discover antibodies against one selected target. A target is any relevant antigen for which a partner seeks our support in developing binding antibodies. We view this metric as an indication of commercial success and technological competitiveness. It further relates to revenue from technology access fees. The cumulative number of programs under contract with downstream participation is related to our ability to generate future revenue from milestone payments and royalties.

Program starts represent the number of unique programs under contract for which we have commenced the discovery effort. The discovery effort commences on the later of (i) the day on which we receive sufficient reagents to start discovery of antibodies against a target and (ii) the day on which the kick-off meeting for the program is held. We view this metric as an indication of our operational capacity to execute on programs under contract. It is also an indication of the selection and initiation of discovery projects by our partners and the resulting near-term potential to earn research fees. Cumulatively, program starts with downstream participation indicate our total opportunities to earn downstream revenue from milestone fees and royalties in the mid- to long-term.

Programs in the clinic represent the count of unique programs for which an Investigational New Drug, or IND, New Animal Drug or Pre-Market Approval, or PMA, application, or equivalents under other regulatory regimes, has been filed based on an antibody that was discovered by us. Where the date of such application is not known to us, the date of the first public announcement of clinical trials will be used instead for the purpose of this metric. We view this metric as an indication of our near- and mid-term potential revenue from milestone fees and potential royalty payments in the long term.

Components of Results of Operations

Revenue

Our revenue currently consists primarily of technology access fees, which are generally generated upon execution of our partnership agreements, and discovery research fees, which are generated through our performance of antibody discovery research for our partners. To a lesser extent, we have also generated revenue from payments triggered by the satisfaction of clinical milestones under our partnership agreements. Our partnership agreements also entitle us to receive payments upon the satisfaction of commercial milestones as well as royalties on our partners’ sales, if any, of the antibodies that we discover under our partnerships. To date, we have not generated any revenue from commercial milestone payments or royalties on product sales because all of our current programs under contract are in the target selection, discovery, preclinical or clinical development stages. We expect revenue to increase over time as we secure additional programs under contract and conduct discovery efforts for our partners, and as our partners continue the development of the antibodies that we deliver. We expect that our revenue will fluctuate from period to period due to the timing of securing additional programs under contract, the inherently uncertain nature of the timing of milestone achievement and our dependence on the program decisions of our partners.

Operating Expenses

Research and Development Expenses. Research and development expenses primarily consist of salaries, benefits, incentive compensation, stock-based compensation, laboratory supplies and materials expenses for employees and contractors engaged in research and product development. We expense all research and development costs in the period in which they are incurred. Research and development activities consist of discovery research for partners as well as our internal platform development. We derive improvements to our technology stack from both types of activities.

We expect to continue to incur substantial research and development expenses as we conduct discovery research for our partners. In addition, we plan to continue to invest in research and development to enhance our solutions and offerings to our partners, including hiring additional employees and continuing research and development projects obtained through strategic technology acquisitions. As a result, we expect that our research and development expenses will continue to increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of salaries, benefits, and stock-based compensation costs for employees within our commercial sales functions, as well as marketing, travel expenses and information technology costs that are directly associated with sales and marketing efforts, such as client relationship management tools and other information technology data tools to provide insight into market segments and trends. Until 2019, our sales and marketing function was limited, with only one dedicated business development person supported by two to three marketing staff who are primarily focused on scientific writing. This activity has been complemented with research and development staff attending a variety of scientific conferences, which has helped increase the business development pipeline. The associated expenses are included in research and development expenses as scientific conference attendance is primarily related to our research and development efforts. We expect our sales and marketing expenses to increase in absolute dollars as we expand our commercial sales, marketing and business development teams; increase our presence globally; and increase marketing activities to drive awareness and adoption of our platform. While these expenses may vary from period to period as a percentage of revenue, we expect these expenses to increase as a percentage of sales in the short term as we continue to grow our commercial organization to drive anticipated growth in the business.

General and Administrative Expenses. General and administrative expenses primarily consist of salaries, benefits and stock-based compensation costs for employees in our executive, accounting and finance, project management, corporate development, office administration, legal and human resources functions as well as professional services fees, such as consulting, audit, tax and legal fees, general corporate costs and allocated overhead expenses. General and administrative expenses also include all rent and facilities expenses for all employees, regardless of department or function. We expect that our general and administrative expenses will continue to increase in absolute dollars in future periods, primarily due to increased headcount to support anticipated growth in the business and due to incremental costs associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services. We expect these expenses to vary from period to period as a percentage of revenue.

Depreciation and Amortization. Depreciation and amortization expense primarily consists of the depreciation of equipment used actively in the business, primarily by research and development activities, and the depreciation of investments made in the build-out of facilities.

Other (Income) Expense

Interest Income. Interest income consists of interest earned on cash balances in our Bank of Montreal cash accounts. In 2020, following the closing of our preferred stock financing, interest income also included interest earned on money market funds administered by Bank of Montreal.

Interest and Other (Income) Expense. Interest expense consists primarily of interest related to borrowings under our credit agreements. For the years ended December 31, 2018 and 2019, we had credit and overdraft agreements with Bank of Montreal. In 2020, prior to closing of our preferred stock financing, we repaid and terminated all material Bank of Montreal credit agreements. In connection with our preferred stock financing, we entered into a new credit agreement with OrbiMed. In the third quarter of 2020, we repaid this credit agreement with OrbiMed and retired all security. Included in this cost category are any gains attributable to fair valuing credit agreements at below market rates provided by government programs such as the Canadian Western Economic Diversification loan program.

Foreign Exchange (Gain) Loss, Net. Foreign exchange (gain) loss, net, consists primarily of income or loss due to fluctuation in exchange rates between the Canadian dollar and the U.S. dollar. A majority of our expenses are incurred in Canadian dollars, and all of our historical revenue has been generated in U.S. dollars.

Grants and Incentives. Grants and incentives include cost recovery on activities that qualified for approved projects supported by grant funding or tax credits. Grants primarily include the benefit from programs administered by the Canadian government’s Ministry of Innovation, Science and Economic Development, such as their Industrial Research Assistance Program, which impacts 2018 and 2019, and the Strategic Innovation Fund, which impacts the six months ended June 30, 2020. To the extent that grant funding covers operating expenses, a cost recovery is included in the income statement in this cost category. To the extent that grant funding covers capital expenditures, an offset for the asset is included on the balance sheet.

Tax credits include benefits from the Canadian Scientific Research and Experimental Development, or SR&ED, program and the Australian R&D Tax Incentive program. Depending on our Canadian tax status, either a refundable cash or tax credit is accrued for every dollar spent in eligible research and development activities. In Australia, government investment tax credits are in the form of a tax credit for our Australian entity Channel

Biologics Pty Ltd. Refundable tax credits are included in grants and incentives. Tax credits are included in a note in the financial statements. We expect to continue to benefit from these tax programs in the future.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in the prospectus. The following tables set forth our results of operations for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2018	2019	2019	2020
			(unaudited)
Revenue:
Research fees	$8,831	$11,612	$4,958	$12,885
Milestone payments	—	—	—	3,000

Total revenue	8,831	11,612	4,958	15,885

Operating expenses:
Research and development(1)	5,803	10,113	4,022	13,262
Sales and marketing(1)	712	1,263	501	984
General and administrative(1)	2,151	2,749	1,071	3,148
Depreciation and amortization	918	1,604	790	1,467
Total operating expenses	9,583	15,729	6,384	18,861

Income (loss) from operations	(753)	(4,117)	(1.425)	(2,976)

Other (income) expense:
Interest income	(42)	(155)	(77)	(84)
Interest and other (income) expense	213	209	87	408
Foreign exchange (gain) loss	362	(186)	(9)	970
Grants and incentives	(1,594)	(1,774)	(820)	(8,880)

Total other (income) expense	(1,061)	(1,906)	(820)	(7,586)

Net earnings (loss) for the period	$309	$(2,211)	$(606)	$4,610

(1)	Amounts include stock-based compensation as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2018	2019	2019	2020
			(unaudited)
Research and development	$593	$606	$222	$1,099
Sales and marketing	17	85	36	50
General and administrative	6	199	58	694

Total stock-based compensation	$615	$890	$316	$1,843

Comparison of the Six Months Ended June 30, 2019 and 2020

Revenue

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Revenue
Research fees	$4,958	$12,885	$7,927	160%
Milestone payments	—	3,000	3,000	N/M

Total revenue	$4,958	$15,885	$10,927	220%

Revenue increased by $10.9 million, or 220%, from the six months ended June 30, 2019 to the six months ended June 30, 2020. The increase was primarily driven by activity related to discovery for Lilly’s COVID-19 program in the amount of $4.9 million, the receipt of payments upon satisfaction Phase 1 and Phase 2 clinical milestones achieved by Lilly relating to molecule LY-CoV555 in the amount of $3.0 million and increased activity in the partnership business, resulting in increased receipts of research fees in the amount of $3.0 million.

Operating Expenses

Research and Development

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Research and development	$4,022	$13,262	$9,240	230%

Research and development expenses increased by $9.2 million, or 230%, from the six months ended June 30, 2019 to the six months ended June 30, 2020. The increase was primarily driven by increased headcount in the research and development function in the amount of $2.9 million in the aggregate and associated expenses for materials to support these personnel in the amount of $1.3 million. In addition, research and development expenses for the six months ended June 30, 2020 included in-process research and development related to the acquisition of the OrthoMab bispecific platform from Dualogics in the amount of $4.0 million.

Sales and Marketing

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Sales and marketing	$501	$984	$484	97%

Sales and marketing expenses increased by $0.5 million, or 97%, from the six months ended June 30, 2019 to the six months ended June 30, 2020. The increase was primarily driven by increased headcount in business development and marketing staff in the amount of an increase of $0.3 million in compensation expenses, as well as increased expenditures on external consultants for public relations and graphic design activities in the amount of $0.2 million. Sales and marketing expenses related to travel were significantly lower for the six months ended June 30, 2020 due to COVID-19 related travel restrictions.

General and Administrative

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
General and administrative	$1,071	$3,148	$2,076	194%

General and administrative expenses increased by $2.1 million, or 194%, from the six months ended June 30, 2019 to the six months ended June 30, 2020. The increase was primarily driven by increased headcount within the general and administrative function and the associated $1.3 million increase in compensation expenses. General and administrative expenses for the six months ended June 30, 2020 also include costs related to the closing of our preferred stock financing, including travel, and legal costs. Rent and operating costs also increased by $0.2 million due to two new facilities leases in Vancouver and an additional new facilities lease in Australia.

Depreciation and Amortization

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Depreciation and amortization	$790	$1,467	$677	86%

Depreciation and amortization expenses increased by $0.7 million, or 86%, from the six months ended June 30, 2019 to the six months ended June 30, 2020. The increase was primarily due to the depreciation of equipment and facilities related to increased capital equipment spending over the prior year, in the amount of $5.4 million. For the year ended December 31, 2019, net property, plant and equipment assets totaled $8.5 million, an increase of $2.1 million from the previous year, and for the six months ended June 30, 2020, net property, plant and equipment assets totaled $11.6 million, an increase of $3.1 million from December 31, 2019.

Other (Income) Expense

Interest Income

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Interest income	$(77)	$(84)	$(6)	8%

Interest income increased by $0.01 million, or 8%, from the six months ended June 30, 2019 to the six months ended June 30, 2020. This increase was primarily driven by a larger cash balance maintained in the six months ended June 30, 2020 compared to the prior period.

Interest and Other (Income) Expense

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Interest and other (income) expense	$87	$407	$320	368%

Interest and other (income) expenses increased by $0.3 million, or 368%, from the six months ended June 30, 2019 to the six months ended June 30, 2020. The increase was primarily driven by higher interest charged on credit facilities outstanding during the six months ended June 30, 2020 compared to the prior period. The main driver for this increase in interest expense was the OrbiMed credit agreement in the amount of $0.5 million.

Foreign Exchange (Gain) Loss

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Foreign exchange (gain) loss, net	$(9)	$970	$980	N/M

The foreign exchange loss, net, was primarily driven by the cash balance held in Canadian dollars and a weakening of Canadian dollars against U.S. dollars during the six months ended June 30, 2020 compared to the prior period.

Grants and Incentives

	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	Amount	%
	(unaudited)
Grants and incentives	$(820)	$(8,880)	$(8,060)	983%

Grants and incentives increased by $8.1 million from the six months ended June 30, 2019 to the six months ended June 30, 2020. This increase was driven primarily by expenses for which there was cost recovery related to the SIF project entered into between us and the Government of Canada in April 2020, in the amount of $7.9 million. Any additional cash from the SIF project that we receive for eligible capital expenditure activities results in a cost offset to the book value of any asset on the balance sheet.

Comparison of the Years Ended December 31, 2018 and 2019

Revenue

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Revenue
Research fees	$8,831	$11,612	$2,781	31%

Total revenue	$8,831	$11,612	$2,781	31%

Revenue increased by $2.8 million, or 31%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by a higher number of programs under contract executed in 2019 for which we received research fees associated with discovery work conducted for our partners. There was no clinical milestone payment revenue in the years ended December 31, 2018 and 2019.

Operating Expenses

Research and Development

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Research and development	$5,803	$10,113	$4,310	74%

Research and development expenses increased by $4.3 million, or 74%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by increased headcount in the research and development function and associated expenses consisting primarily of personnel compensation in the amount of $2.5 million. In addition expenses related to materials supporting research and development activities increased $0.9 million.

Sales and Marketing

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Sales and marketing	$712	$1,263	$551	77%

Sales and marketing expenses increased by $0.6 million, or 77%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by increased compensation expense in the amount of $0.3 million and the engagement of a public relations consulting firm of $0.2 million.

General and Administrative

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
General and administrative	$2,151	$2,749	$598	28%

General and administrative expenses increased by $0.6 million, or 28%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by increased headcount within the general and administrative function and associated expenses consisting primarily of personnel compensation in the amount of $0.7 million.

Depreciation and Amortization

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Depreciation and amortization	$918	$1,604	$686	75%

Depreciation increased by $0.7 million, or 75%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by a significant investment in capital assets made in 2018 and 2019 for laboratory space at our Vancouver Yukon Street facility and associated equipment in that facility in the amount of $5.3 million and $4.5 million respectively.

Other (Income) Expense

Interest Income

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Interest income	$(42)	$(155)	$(113)	266%

Interest income increased by $0.1 million, or 266%, from the year ended December 31, 2018 to the year ended December 31, 2019. The increase was primarily driven by a larger average cash balance maintained in the year ended December 31, 2019 compared to the prior period.

Interest and Other Expense

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Interest and other (income) expense	$213	$209	$(3)	(2)%

There was no material change in interest and other expenses for the year ended December 31, 2018 compared to the year ended December 31, 2019. Some interest was charged on the Bank of Montreal loan carried during these two periods.

Foreign Exchange (Gain) Loss

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Foreign exchange (gain) loss	$362	$(186)	$(548)	N/M

Foreign exchange (gain) loss decreased by $0.5 million from the year ended December 31, 2018 to the year ended December 31, 2019. Foreign exchange gains and losses are driven primarily by the Canadian dollar cash balances that we maintain and the relative exchange rates between Canadian dollars and U.S. dollars.

Grants and Incentives

	Year Ended December 31,		Change
(in thousands, except percentages)	2018	2019	Amount	%
Grants and incentives	$(1,594)	$(1,774)	$(181)	11%

Grants and incentives increased by $0.2 million, or 11%, from the year ended December 31, 2018 to the year ended December 31, 2019. This amount is associated with the Canadian SR&ED refundable tax credit program. With this program, we are able to claim eligible research and development expenses and earn a refundable tax credit after applying the applicable rate. The 2018 refundable tax credit is 27% of all 2018 research and development expenses and the 2019 refundable tax credit is 17% of all 2019 research and development expenses. This change in the effective claim rate is largely due to our growth. As a larger enterprise we no longer qualify for the enhanced claim rate extended to smaller businesses in Canada.

Liquidity and Capital Resources

As of June 30, 2020, we had $113.1 million of cash and cash equivalents. To date, we have primarily relied on revenue in the form of research fees from partners, government grants, conventional bank debt and equity financings to fund our operations, including most recently raising gross proceeds of $75.0 million through the sale and issuance of Series A2 convertible preferred shares and the issuance of $15.0 million of debt in the first quarter of 2020.

To date, we have grown our business while maintaining positive operating cash flow each year since inception. We intend to significantly invest in our business, and as a result may incur operating losses in future periods. We will continue to invest in research and development efforts towards expanding our capabilities and expertise along our technology stack, as well as building our business development team and marketing our solutions to new and existing partners. Based on our current business plan, we believe the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash flows from operations, will be sufficient to meet our working capital and capital expenditure needs over at least the next                      months following the date of this prospectus.

Our future capital requirements will depend on many factors, including, but not limited to our ability to successfully secure additional programs under contract with new and existing partners, the successful identification and discovery of antibodies for our partners and the successful development and commercialization by our partners of the antibodies that we deliver. If we are unable to execute on our business plan and adequately fund operations, or if the business plan requires a level of spending in excess of cash resources, we may be required to negotiate partnerships in which we receive greater near-term payments at the expense of potential downstream revenue. Alternatively, we may need to seek additional equity or debt financing, which may not be available on terms acceptable to us or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making product acquisitions, making capital expenditures, or declaring dividends. If we are unable to generate sufficient revenue or raise additional capital when desired, our business, financial condition, results of operations and prospects would be adversely affected.

Sources of Liquidity

Since our inception, we have financed our operations primarily from revenue in the form of research fees and milestone payments from partners, government grants, conventional bank debt and equity financings.

Revenue from Research Fees

We receive payments from our partnerships in the form of technology access and discovery research fees as we conduct discovery activities for our partners. Such fees are recognized as revenue in the period when the discovery work is performed.

Revenue from Milestone and Royalty Payments

We are entitled to additional payments with respect to discovery programs with our partners upon the satisfaction of development and approval milestones, as well as royalties upon sales, if any, by our partners of the antibodies that we discover.

In May, June and July 2020, we received the first milestone payments related to LY-CoV555, a molecule discovered by us in connection with our partnership with Lilly. If this antibody receives marketing approval, we are entitled to additional approval milestone payments. If this antibody is commercialized and sales of this molecule commence, we are entitled to a royalty under our partnership agreement. See the section of this prospectus titled “Business—Eli Lilly Partnership” for additional details.

Equity Financings and Option Exercises

As of June 30, 2020, we have raised a total of $87.6 million from the issuance and sale of convertible preferred shares and common shares, net of costs associated with such financings, and exercises of employee share options.

Prior Credit Agreements

In 2018, we entered into a credit agreement with Bank of Montreal that provided for a term loan, a revolving credit facility and a facility for travel expenses. Interest on this facility accrued at a prime floating rate plus 1.5% per annum. In March 2020, we retired our term loan and revolving credit facility with Bank of Montreal. We continue to maintain a credit facility for travel expenses.

As part of our $105.0 million Series A2 financing in March 2020, we entered into a senior secured credit agreement with OrbiMed, which provided for a term loan in an aggregate amount of $30.0 million for a five-year term. Borrowings under this facility bore interest at a rate per annum equal to an applicable margin of 6% plus the higher of LIBOR for the applicable interest period and 1.75%. As of June 30, 2020, we had $15.0 million of borrowings outstanding under this credit agreement. In July 2020, we repaid funds borrowed under this facility in full and retired the credit facility with OrbiMed. All associated security interests with this credit facility were released.

Ministry of Western Economic Diversification under the Western Innovation Initiative

Starting in April 2015, we have obtained funding from the Canadian Ministry of Western Economic Diversification, or WD, under the Western Innovation Initiative, or WINN. WINN is a Canadian federal government initiative to provide financing to projects that meet certain program criteria. The funding covers project expenditures for the purchase of capital equipment and the payment of project-related expenses. The terms of these WD WINN loans include a draw of the loan over the three years of a project, one year of no repayments for the loan followed by repayment over five years in equal installments of the principal amount of the loan. These loans are provided at zero interest and are unsecured. As of June 30, 2020, we have three loans with WD WINN for projects started in 2015, 2016, and 2019 for a total loan amount of $2.5 million. For the projects started in 2015 and 2016, loan repayments have commenced and are $205,000 per year. As of June 30, 2020, approximately $2.2 million remained outstanding that was borrowed under this initiative, and these loans are repayable in installments through to 2028.

Government of Canada’s Strategic Innovation Fund

In April 2020, we entered into a multi-year agreement with the Canadian government’s Strategic Innovation Fund, or SIF. Under this agreement, CAD $175.6 million ($125.6 million) was committed by the Government of Canada to be directed towards two key projects.

The first project is designed to provide financial support to our operations during the work that we perform for the discovery of antibodies against COVID-19. The funding has supported investment into equipment, teams and physical space to advance our platform for future pandemic preparedness. The Canadian government has committed a total of CAD $63.9 million ($46.9 million) towards this project, and such funding is non-repayable. As of June 30, 2020, we have claimed a total of CAD $13.6 million ($10.0 million) under this first project.

The second project is intended to fund the expansion of research and development; building out process development and chemistry, manufacturing and control, or CMC, capabilities; constructing a facility for GMP manufacturing; and all related supporting laboratory and office requirements. The project related budget includes project costs for the land and building, the fit out for offices, labs, GMP cleanrooms as well as the equipment required to develop fully functional CMC and GMP capabilities as required to support clinical trials. The Canadian government has committed up to half of the CAD $223.4 million ($164.1 million) budgeted for this project, with the rest to be co-funded by us through partnering with a developer and taking a co-ownership position in the resulting facilities. Completion and approval of a feasibility study is required to further advance this project. SIF funding for this project is expected to occur between 2020 and 2025. If our revenue exceeds a specified dollar threshold in the mid-hundreds of million in the period 2027 to 2033, repayment would be required based on a formula whereby payments equal to a low, single-digit percentage of revenue following that date would be made to the Government of Canada over the subsequent ten-year period. If the revenue threshold is not met, the SIF funding contribution will be non-repayable. This funding and its associated conditional repayment is not secured by any of our assets or that of the project. As of June 30, 2020, we have claimed a total of CAD $0.1 million ($0.1 million) under this second project.

We conduct work, incur expenses and fund all costs from our own cash resources. On a quarterly basis, we submit claims to the SIF for eligible reimbursable expenses. For the three months ended June 30, 2020, we submitted a claim to the SIF for a total reimbursement of CAD $13.7 million ($10.1 million).

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2018	2019	2019	2020
			(unaudited)
Net cash provided by (used in):
Operating activities	$3,566	$2,694	$3,040	$25,213
Investing activities	(5,307)	(5,780)	(4,894)	(7,713)
Financing activities	12,186	195	(101)	88,084

Net increase (decrease) in cash, cash equivalents, and restricted cash	$10,444	$(2,891)	$(1,956)	$105,584

Operating Activities

Net cash provided by operating activities increased by $22.2 million from $3.0 million in the six months ended June 30, 2019 to $25.2 million in the six months ended June 30, 2020. The increase resulted primarily from increased revenue from discovery research activities, securing new multi-year, multi-target contracts with partners that involved up front technology access fees upon execution of the contract, and payments resulting from the satisfaction of clinical milestones under our partnership with Lilly.

Net cash provided by operating activities decreased by $0.9 million from $3.6 million in the year ended December 31, 2018 to $2.7 million in the year ended December 31, 2019. The decrease resulted primarily from fewer large contracts with technology access fees entered into in 2019 as compared to 2018.

Investing Activities

Net cash used in investing activities was $3.4 million in the six months ended June 30, 2019 compared to $9.3 million in the six months ended June 30, 2020. The increase in cash used was primarily driven by investment in a fully paid up license for access to a humanized rodent platform for discovery projects with Alloy Therapeutics. By contrast, in the six months ended June 30, 2019, investments were limited to equipment used primarily in our research and development activities.

Net cash used in investing activities was $5.3 million during the year ended December 31, 2018 compared to $6.2 million in the year ended December 31, 2019. The increase in cash used was primarily driven by issuance of related party loans.

Financing Activities

Net cash used in financing activities was $1.6 million for the six months ended June 30, 2019 compared to net cash provided by financing activities of $89.7 million for the six months ended June 30, 2020. Net cash provided by financing activities for the six months ended June 30, 2020 related primarily to the Series A2 financing round closed in March 2020. By contrast, no major equity financing was completed in 2019.

Net cash provided by financing activities was $12.2 million for the year ended December 31, 2018 compared to $0.2 million for the year ended December 31, 2019. Net cash provided by financing activities for the year ended December 31, 2018 resulted primarily from the Series A preferred share financing, common share equity issuances, and drawdowns from the Bank of Montreal credit agreement to fund facilities expansion in 2018. Net cash provided by financing activities during the year ended December 31, 2019 resulted primarily from the proceeds from debt at Bank of Montreal used to help finance equipment at our Vancouver Yukon Street facility.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period
(in thousands)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-term debt obligations, including interest(1)(2)(3)	$3,749	$2,272	$724	$597	$156
Operating lease obligations(4)	3,944	461	921	986	1,576

Total	$7,692	$2,732	$1,645	$1,583	$1,732

(1)	Includes obligations outstanding as of December 31, 2019 under our credit agreement with Bank of Montreal including term debt, a line of credit facility and facility for travel expenses. In March 2020, we retired our term and line of credit facility with Bank of Montreal. We continue to maintain a credit facility for travel expenses.
(2)	In March 2020, we entered into a senior secured credit agreement with OrbiMed, which provided for term debt in an aggregate amount of $30.0 million and a five-year term. As of June 30, 2020, the outstanding principal balance of our term loan under the OrbiMed Credit Agreement was $15.0 million. On July 31, 2020 the outstanding principal balance of our term loan under the OrbiMed Credit Agreement was paid in full, the agreement was terminated, and all security interests were released.
(3)	Includes obligations outstanding as of December 31, 2019 related to funding obtained from the Canadian Western Economic Diversification, or WD, under the Western Innovation Initiative, or WINN. The funding covers project expenditures for the purchase of capital equipment and the payment of project-related expenses. The terms of these WD WINN loans include a draw of the loan over the three years of a project, one year of no repayments for the loan followed by repayment over five years in equal installments of the principal amount of the loan. These loans are provided at zero interest and are unsecured.
(4)	We lease our office and laboratory space of approximately 22,000 square feet at the Yukon St facility in Vancouver, British Columbia under a lease that expires in December 2027. In February 2020, we entered into an additional lease for approximately 5,000 square feet at the Broadway St facility in Vancouver, British Columbia under a lease that expires in 2025. In June 2020, we entered into an additional lease for approximately 6,300 square feet at the Ontario St facility in Vancouver, British Columbia under a lease that expires in 2022. Amounts in the table reflect minimum payments due for our leases of office and laboratory space.

We are a party to license agreements with the University of British Columbia and the Leland Stanford Junior University, pursuant to which we are required to make payments to the counterparties, including, as applicable, annual license fees and royalties. See the section of this prospectus titled “Business—Intellectual Property” for additional details.

Income Taxes

We do not have any Canadian non-capital loss carried forward. As of December 31, 2019, we had Canadian income tax credits of $1.2 million to offset Canadian federal and provincial taxes payable expiring in the years 2029 through 2040. As of December 31, 2019, we had unclaimed tax deductions for scientific research and experimental development of approximately $1.0 million that do not expire. As of December 31, 2019, we had income tax credits and operating losses carried forward related to non-Canadian operations of approximately $1.5 million, with expiration dates between 2029 and 2040. Our carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. These carryforwards may generally be utilized in any future period but may be subject to limitations based upon changes in the ownership of our stock in a prior or future period. We have not quantified the amount of such limitations, if any.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

In connection with the preparation and audits of our financial statements as of and for the years ended December 31, 2018 and 2019 included elsewhere in this prospectus, we identified a material weakness in our internal control over financial reporting. Specifically, there was a material adjustment in our financial statements required due to an overstatement of a lease liability upon adoption of Accounting Standards Update 2016-02, Leases (Topic 842), as well as certain other adjustments. In the aggregate, such adjustments amounted to a material weakness. The material weakness resulted from a lack of resources and experience within our finance function, in particular with respect to the adoption of the new lease accounting standard and with respect to our transition to U.S. GAAP, and our change in measurement currency from Canadian dollars to U.S. dollars.

We have begun taking measures, and plan to continue to take measures, to remediate this material weakness. These measures include hiring or engaging additional accounting personnel with familiarity with reporting under U.S. GAAP, and implementing and adopting additional controls and procedures. Our recruitment efforts to identify additional accounting personnel and implementation of additional accounting processes and controls are underway. Remediation costs consist primarily of additional personnel expenses, which we do not anticipate will have a material impact to our financial statements. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Shares—We have identified a material weakness in our internal control over financial reporting, and we may identify additional material weaknesses in the future or otherwise fail to maintain proper and effective internal controls, which may impair our ability to produce accurate financial statements on a timely basis.”

However, the implementation of these measures may not be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or to prevent or avoid potential future material weaknesses. Moreover, our current controls and any new controls that we develop may become inadequate in the future because of changes in conditions in our business. Furthermore, we may not have identified all material weaknesses and weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or if we identify any additional material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our stock price may decline as a result. We also could become subject to investigations by Nasdaq, the SEC, or other regulatory authorities. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods, which could cause the price of our common shares to decline.

Qualitative and Quantitative Disclosures About Market Risk

Concentration of Credit Risk

We bear credit risk primarily in the payments owed to us by our partners for work performed under our partnership agreements, for which receivables are concentrated in a limited number of partners. For the six months ended June 30, 2020, two partners accounted for 33% and 27% of revenue, and the remaining 40% of revenue was accounted for by eight partners. For the six months ended June 30, 2019, two partners accounted for

56% and 14% of revenue, and the remaining 30% of revenue was accounted for by seven partners. Two partners accounted for 76% and 23% of accounts receivable as of June 30, 2020. Two partners accounted for 83% and 9% of accounts receivable as of June 30, 2019.

For the years ended December 31, 2019 and 2018, two partners accounted for 61% and 71% of revenue. As of December 31, 2019, two partners comprised 49% and 24% of accounts receivable. As of December 31, 2018, two partners comprised 98% and 1% of accounts receivable.

Interest Rate Risk

As of December 31, 2019 and June 30, 2020, we had a cash balance of $7.6 million and $113.1 million, respectively, a majority of which was maintained in bank accounts and money market funds with Bank of Montreal. Our primary exposure to market risk is to interest income volatility, which is affected by changes in the general level of interest rates. As such rates are at a near record low, a 10% change in the market interest rates would not have a material effect on our business, financial condition or results of operations.

Foreign Currency Risk

We are exposed to financial risks as a result of exchange rate fluctuations between the U.S. dollar and the Canadian dollar and the volatility of these rates. In the normal course of business, we earn revenue denominated in U.S. dollars and we incur expenses in Canadian denominated, U.S. denominated and Australian denominated dollars. Our reporting currency is the U.S. dollar. We hold a majority of our cash in U.S. dollars. We do not expect that foreign currency gains and losses will have a material effect on our financial position or results of operations in the foreseeable future. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency exchange rates.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our preparation of these consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue currently primarily consists of research fees and milestone payments, which are generated through our performance of antibody discovery research for our partners. Promised deliverables to our global partners include research and development.

In accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606, we account for revenue from contracts with partners, whom we view as customers under ASC 606, which includes the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when or as we satisfy a performance obligation. For instances where promises are not distinct at contract inception they are combined into a single performance obligation. An option to acquire additional goods and/or services is evaluated on both quantitative and qualitative aspects to determine if such an option provides a material right to the customer that the customer would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation. If not, the option is considered a marketing offer and is accounted for as a separate contract upon the customer’s election.

When applying the revenue recognition criteria of ASC 606 to research fees and milestone payments, management applies significant judgment when evaluating whether contractual obligations represent distinct performance obligations; allocating transaction price to performance obligations within a contract; determining when performance obligations have been met; assessing the recognition and future reversal of variable consideration; and when determining and applying appropriate methods of measuring progress for performance obligations satisfied over time.

We allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis. Revenue is recognized based on the amount of the transaction price that is allocated to each respective performance obligation when or as the performance obligation is satisfied by transferring a promised good and/or service to the customer. We generally use output methods to measure the progress toward satisfaction of performance obligations that are satisfied over time. Due to different types of end customers and differences in the nature of work involved, revenue contracts require formal inspection and approval of experiments and research plans at each stage of work. Therefore, the output method is the most faithful depiction of our performance.

Research fees. We negotiate technology access fees and discovery research fees in our partnership contracts that are recognized as revenue in the period when the discovery work is performed. The transaction price generally includes fixed fees due at contract inception as well as fixed fees payable at the beginning and end of different phases of the discovery research services performed. We utilize either the expected value method or the most likely amount method to estimate the amount of variable consideration to include in the transaction price, as most appropriate in the circumstances.

Milestone payments. At the inception of the arrangement, we evaluate whether the associated event is considered probable of achievement and estimate the amount to be included in the transaction price using the most likely amount method. In determining the transaction price, we constrain the transaction price for variable consideration to limit its inclusion so that it only includes the amount that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The process of successfully achieving the criteria for the milestone payments is highly uncertain. Consequently, there is a significant risk that we may not earn all of the milestone payments from each of our arrangements. Management applies significant judgment when assessing the likelihood of milestones being achieved and when allocating the transaction price to each performance obligation for revenue recognition purposes.

Stock-Based Compensation

We measure stock-based compensation based on the grant date fair value of the stock-based awards and recognize stock-based compensation expense on a straight-line basis over the requisite service period of the awards, which is generally the vesting period of the respective award. For non-employee awards, compensation expense is recognized as the services are provided, which is generally ratably over the vesting period. Awards with an exercise price which is not denominated in: (a) the currency of a market in which a substantial portion of our equity securities traded, (b) the currency in which the individual’s pay is denominated, or (c) our functional currency, are classified as liabilities, and are subsequently re-measured to fair value at each balance sheet date until exercised or cancelled, with changes in fair value recognized as compensation cost for the period.

Stock-based compensation expense is classified in our consolidated statements of income (loss) and comprehensive loss based on the function to which the related services are provided. We recognize stock-based compensation expense for the portion of awards that have vested. Forfeitures are accounted for as they occur.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected share price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield.

As there is currently no public market for our common shares, we determined the volatility for awards granted with reference to an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. We expect to continue to do so until we have adequate historical data regarding the volatility of the trading price of our common shares on the Nasdaq Stock Market. The risk-free interest rate is determined by reference to the Bank of Canada Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified method to determine the expected term, which is based on the average of the time-to-vesting and the contractual life of the options. We have not paid, and do not anticipate paying, dividends on our common shares; therefore, the expected dividend yield is assumed to be zero.

As there has been no public market for our common shares to date, the historical estimated fair value of our common shares has been approved by our board of directors. Prior to November 2019, our board of directors determined the per-share fair value of our common shares in connection with option grants as equal to the per-share issuance price of our common shares in the then-most recent arms’ length financing transaction. After such date, our board of directors determined the fair value of our common shares considering our most recently available independent third-party valuations of common shares.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, third-party valuation firms prepared valuations of our common shares. From November 2019 until March 2020, such valuations used a discounted cash flow, or DCF, analysis, which is based on management’s projection of future revenues and costs. The future cash flows are adjusted to arrive at a risk-adjusted present-day value of the future cash flows and fair value of equity. From March 2020 to July 2020, such valuations used a methodology that calculated the implied total value of an enterprise by accounting for all share class rights and preferences, as of the date of the latest financing. The total equity value implied by this transaction was then applied in the context of an option pricing model to determine the value of each class of our shares. The analysis used an option pricing method, or OPM, which treats common shares and preferred shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. The OPM takes into account the preferred shareholders’ liquidation preferences, participation rights, dividend policy and conversion rights to determine how proceeds from a liquidity event will be distributed among various ownership classes at a future date. A discount for lack of marketability of the common shares is then applied to arrive at an indication of value for the common shares. After July 2020, in contemplation of this offering, we intend to estimate the enterprise value of our business using a hybrid approach in determining the fair value of our common shares that includes a probability-weighted expected return method, or PWERM and the OPM. Under a PWERM, the fair market value of our common shares is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Based on the timing and nature of an assumed liquidity event in each scenario, a discount for lack of marketability would be applied to each scenario, as appropriate. The probability-weighted the value of each expected outcome would then be used to arrive at an estimate of fair value per common share.

In addition to considering the results of the third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common shares as of each grant date, which may be a date other than the most recent third-party valuation date, including:

•	the prices at which we sold preferred shares and the superior rights and preferences of the preferred shares relative to our common shares at the time of each grant;

•	the lack of liquidity of our equity as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	our financial condition and operating results, including our levels of available capital resources and forecasted results;

•	developments in our business, including the achievement of milestones such as entering into partnering agreements;

•	the valuation of publicly traded companies in the life sciences, biopharmaceutical and healthcare technology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting our industry, and trends within our industry;

•

the likelihood of achieving a liquidity event for the holders of our preferred shares and holders of our common shares, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in our industry.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our product candidates, the timing of a potential IPO or other liquidity event and the determination of the appropriate valuation methodology at each valuation date. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Following the completion of this offering, the fair value of our common shares will be determined based on the quoted market price of our common shares.

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for information concerning certain specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020.

Stock-based compensation expense was $0.6 million and $0.9 million during the years ended December 31, 2018 and 2019, respectively, and $0.3 million and $1.8 million during the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019, we had $5.1 million of total unrecognized stock-based compensation expenses related to nonvested options which we expect to recognize over a weighted-average period of 2.9 years.

The intrinsic value of all outstanding options as of                , 2020 was $                million, based on an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover of this prospectus, of which approximately $                million was related to vested options and approximately $                million was related to unvested options.

Recent Accounting Pronouncements

We have reviewed all recently issued standards and have determined that, other than as described below, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

Effective January 1, 2018, we adopted Accounting Standards Update, or ASU, 2016-09 Improvements to Employee Share-Based Payment Accounting. This update provides an accounting policy election, to be applied on an entity-wide basis, to either estimate the number of awards that are expected to vest (consistent with existing U.S. GAAP) or account for forfeitures when they occur. The accounting policy election applies only to awards with service conditions; awards with performance conditions will still be assessed at each reporting date to determine whether it is probable that the performance conditions will be achieved. An entity that elects an accounting policy to account for forfeitures when they occur would assume that the service condition will be achieved when determining the initial amount of compensation cost to recognize. The entity should reverse compensation cost previously recognized when an award is forfeited before the completion of the requisite service period (the reversal is recognized in the period the award is forfeited). Therefore, regardless of the policy election, compensation cost will be recognized for all awards that ultimately vest. We elect to account for forfeitures when they occur. There was no financial statement impact on adoption of this ASU.

Effective January 1, 2019, we adopted ASU 2016-02, Leases (Topic 842), or ASC 842, using the optional transition method that allows for a cumulative-effective adjustment in the period of adoption and did not restate prior periods. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed us to carry forward the historical lease classification. We applied the definition of a lease under ASC 842 to contracts effective for periods on or after January 1, 2019. We determine if an arrangement is a lease at its inception. After determination of lease arrangement, we identify whether the lease arrangement consists of any non-lease component. We account for lease components (such as rental payments) separately from non-lease components (such as common area maintenance costs). The lease component is considered in operating leases, whereas the non-lease component is accounted for separately in profit and loss. Such non-lease component is accounted for ratably over a straight line basis over the duration of the lease period. Operating leases are included in operating lease right-of-use assets, accrued liabilities, and long-term operating lease liabilities in our consolidated balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities and right-of-use assets are recognized at commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments if an explicit rate is not available. We applied an incremental borrowing rate of 6.5% on transition and applied this rate to the lease in consideration. Rent expense, included as part of general and administrative expense, for lease payments is recognized on a straight-line basis over the lease term. The operating lease right-of-use assets also includes any rent prepayments, lease incentives upon receipt, and straight-line rent expense impacts, which represent the differences between our operating lease liabilities and right-of-use assets. Adoption of the new lease standard resulted in recognition of a right-of-use asset of $2.8 million and a lease liability of $3.1 million, as of January 1, 2019. The difference between the right-of-use asset and lease liability relates to the balance of deferred tenant inducements. The standard did not impact our statements of loss and had no impact on our cash flows, nor did the adoption of this standard result in a cumulative effect adjustment to accumulated deficit and had no impact on cash flows for the year ended December 31, 2019. Prior to 2019, we recognized rent expenses associated with our operating lease agreements on a straight-line basis over the terms of the leases. Incentives granted under our facility leases, including rent holidays, were capitalized, and recognized as adjustments to rent expense on a straight-line basis over the terms of the leases.

In June 2018, the Financial Accounting Standards Board, or FASB, issued ASU 2018–07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. We adopted this standard as of January 1, 2020.

On January 1, 2020, we adopted the new ASU 2016-13, issued by the FASB, and all related amendments under FASB Accounting Standards Codification, or ASC, Topic 326, Financial Instruments—Credit Losses. Adoption of these new accounting standards will not have a significant impact on our consolidated financial statements.

Berkeley Lights Litigation

In July, August and September 2020, we filed suits against Berkeley Lights, Inc., or Berkeley, in the U.S. District Court for the District of Delaware alleging that Berkeley directly infringes and indirectly causes infringement of one or more of our patents. In August 2020, Berkeley filed suit against us and our subsidiary Lineage Biosciences Inc. in the U.S. District Court for the Northern District of California seeking (i) declaratory judgment of non-infringement of U.S. Patent No. 10,058,839, or the 839 patent; (ii) a finding of unfair competition and false advertising under the Lanham Act; and (iii) a finding of unfair business practices under the California Business and Professions Code. See the section of this prospectus titled “Business—Legal Proceedings” for additional information. The timing of the incurrence of legal expenses relating to pending litigation is difficult to predict and the outcome of litigation is inherently uncertain. Related costs and outcomes could materially affect our financial condition and operating results in future periods.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus, or COVID-19, as a pandemic, which continues to spread throughout the United States and worldwide. As with many companies around the world, our day to day operations were disrupted with the imposition of work from home policies and requirements for physical distancing for any personnel present in our offices and laboratories. The pandemic has also disrupted our sales and marketing activities as shelter-in-place orders, quarantines, travel restrictions and other public health safety measures have impacted our ability to interact with our existing and potential partners for our solutions. There is significant uncertainty as to the trajectory of the pandemic and its impacts on our business in the future. We could be materially and adversely affected by the risks, or the public perception of the risks, related to the COVID-19 pandemic or similar public health crises. Such crises could adversely impact our ability to conduct on-site laboratory activities, expand our laboratory facilities, secure critical supplies such as reagents, laboratory tools or immunized animals required for discovery research activities, and hire and retain key personnel. The ultimate extent of the impact of any epidemic, pandemic, outbreak, or other public health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic, outbreak, or other public health crisis and actions taken to contain or prevent the further spread, among others. Accordingly, we cannot predict the extent to which our business, financial condition and results of operations will be affected. We remain focused on maintaining our operations, liquidity and financial flexibility and continue to monitor developments as we deal with the disruptions and uncertainties from the COVID-19 pandemic.

JOBS Act Accounting Election

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are not otherwise applicable to public companies. These provisions include, but are not limited to:

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being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements on the effectiveness of our internal controls over financial reporting;

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not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year in which the fifth anniversary of the completion of this offering occurs. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion, or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, until those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an emerging growth company or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which we will adopt the recently issued accounting standard.

BUSINESS

Company Overview

We believe that the surest path to a better future is through technological advancement and that the new frontier of technology lies at the interface of computation, engineering and biology. Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. We aim to become the centralized operating system for next generation antibody discovery.

Our full-stack, artificial intelligence-, or AI, powered drug discovery platform searches and analyzes the database of natural immune systems to find antibodies that can be developed as drugs. We believe our technology increases the speed and the probability of success of therapeutic antibody discovery, including enabling discovery against targets that may otherwise be intractable. Rather than advancing our own clinical pipeline of drug candidates, we forge partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. We empower them to move quickly, reduce cost and tackle the toughest problems in drug development. As of September 30, 2020, we had 94 discovery programs that are either completed, in progress or under contract with 26 partners. As a recent example, in a collaboration with Eli Lilly and Company, or Lilly, we applied our technology stack to co-develop LY-CoV555, a potential antibody therapy to treat and prevent COVID-19. Starting from a single blood sample obtained from a convalescent patient, we and our partners identified a viable antibody drug candidate within three weeks that advanced into clinical testing 90 days after initiation of the program.

Antibodies, which are proteins generated by natural immune systems to fight infection and disease, are amongst the fastest growing class of drugs and are used across multiple therapeutic areas, including oncology, inflammation, neurodegeneration and many others. In 2019, antibody-based therapeutics accounted for over $140.0 billion in sales worldwide and represented five of the top 10 selling therapeutics. The rise of genomics, high-throughput biology and genetic engineering has greatly expanded the opportunity and the ecosystem of innovators working to advance the development of antibody-based therapeutics. There has been a proliferation of biopharmaceutical companies pursuing innovative drug candidate formats and new targets. As new entrants continue to emerge, we believe the total addressable market will continue to expand.

As the field of antibody therapeutics evolves, finding novel antibodies with desired therapeutic properties has become increasingly competitive and demanding. We believe that there are two fundamental problems hindering the discovery and development of next generation antibody-based therapeutics. The first is the state of technology: because of the limitations of legacy discovery approaches, there are many well-validated targets for which suitable antibodies cannot be found. The second is access: most companies are forced to cobble together fragmented solutions and lack the facilities and expertise needed to prosecute their antibody programs. Both of these problems contribute to the rising cost of drug development and delay bringing needed therapies to patients.

Many emerging and established life sciences companies have been built around technologies that focus on one or a limited number of steps in the discovery process, including immune repertoire sequencing, or RepSeq, single-cell analysis, AI, and transgenic rodent platforms. We believe we uniquely integrate proprietary technologies that address each of these steps, creating a complete solution for our partners. Over the last eight years, we have developed and assembled technologies that unlock the database of natural antibodies. We are democratizing the industry by providing our partners of all sizes with access to our centralized operating system.

As depicted in Figure 1 below, our technology stack is a chain of interlocking technologies that is designed to enable the identification of antibodies with desired therapeutic properties.

Figure 1: Our Technology Stack

Some notable technologies within our stack that compound the productivity and efficiency of each step of the discovery process include:

•	Source. We combine proprietary immunization with genetically engineered mouse technologies to provide a diverse source of human antibodies.

•	Search. Our patented microfluidic single-cell screening technology combines speed, throughput, efficiency, resolution and versatility, enabling rapid and deep searches of natural antibody responses.

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Find. Following the acquisition of Lineage Biosciences Inc., or Lineage, in 2017, we integrated high-throughput RepSeq technology with our single-cell screening technology to provide leading capabilities for the comprehensive profiling and functional characterization of antibody diversity.

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Analyze. Our internally developed platform, Celium, a powerful computational engine for mining, interacting and visualizing the terabytes of data generated during an antibody discovery campaign, combines software, AI and visualization tools to organize, compute and interactively explore large multidimensional data sets.

•	Engineer. We acquired rights to the OrthoMab bispecific technology in 2020, which is a versatile and clinically-validated protein engineering solution to design and produce bispecific antibodies.

The marriage of advanced data collection and computation creates a flywheel effect that augments our technology. As we run our partnership business, we are amassing unique, multi-dimensional data sets that link measurements at the level of single immune cells with the properties of the antibodies they make and the DNA sequences that encode their function. A single antibody discovery project can generate millions of DNA sequences and single-cell measurements, as well as thousands of target-specific antibodies, each characterized by hundreds of data points. Every project generates more data about the antibody immune response. This creates a competitive advantage whereby Celium extracts insights from the data that allows us to accelerate wet lab experimentation with in silico computation in a continuously iterative process. Because our computation is grounded on real world data, the output of Celium is not theoretical predications. We find real molecules that have been optimized by nature.

Our business thesis is based on the belief that technological advancement can improve the drug development process and that maximizing the value and impact of our work is best achieved through partnerships. In March 2020, we tested these beliefs as we mobilized our response to the COVID-19 pandemic. Working with our partner Lilly, we were able to progress from initiation of discovery to clinical trials in only 90 days. As of September 16, 2020, the first clinical development candidate in this collaboration, LY-CoV555, was being evaluated in five clinical trials, including two Phase 3 trials for treatment and prophylaxis of COVID-19. On September 16, 2020, Lilly released the first interim Phase 2 clinical data which showed that treatments of COVID-19 infected patients with LY-CoV555 resulted in a 72% risk reduction in hospitalization as compared to placebo. As proud as we are to have played a role in the global response to COVID-19, we believe it is only an example of how our technology can accelerate drug discovery.

Our business has historically been both high growth and capital efficient, with a 106% CAGR in revenue and positive operating cash flow on an annual basis since 2015. Our partnership agreements include: (i) payments for technology access and performance of research, (ii) downstream payments in the form of clinical and commercial milestones and (iii) royalties on net sales of any approved therapeutics. We structure our agreements in a way that is designed to align our partners’ economic interest with our own. While the vast majority of our historical revenue reflects upfront payments from research programs, we believe the long-term value of our business will be driven by downstream milestone and royalty payments. For the years ended December 31, 2018 and 2019 and the six months ended on June 30, 2019 and 2020, our revenue was $8.8 million, $11.6 million, $5.0 million and $15.9 million, respectively. For the years ended December 31, 2018 and 2019 and the six months ended on June 30, 2019 and 2020, our net income (loss) was $0.3 million, $(2.2) million, $(0.6) million and $4.6 million, respectively. As of September 30, 2020, we have entered into agreements for 94 partnered discovery programs, 71 of which include the potential for milestone and royalty payments from our partners. As of September 30, 2020, we had 174 full-time employees in Canada, the United States and Australia, consisting of 81 scientists, 45 engineers and data scientists and 48 business professionals.

Our Strategy

Our mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. To achieve this mission, we aim to become the operating system for next generation antibody discovery and to act as an integral part of our partners’ development efforts.

We seek to expand the industry of antibody therapeutics in two ways. First, we believe our technology can solve discovery problems to unlock new opportunities for therapeutic antibody development. Second, by accessing our teams, technologies and facilities, partners can eliminate the extended delays and costs associated with setting up antibody discovery capabilities. Through our partnership business, we aim to enable our partners to start programs without delay and prosecute them at maximum speed.

Our strategy includes:

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Create more value with our existing partnerships. We have entered into contracts for more than 100 antibody discovery programs. Our partners include large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. Where appropriate, we seek to expand our single-program partnerships to multi-year, multi-target agreements. As of September 30, 2020, over 70% of partnerships with royalty-bearing contracts included multiple targets. Through continual expansion of our capabilities and the addition of new technologies we will also look to increase the royalties associated with our partnership deals.

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Increase the number of partnerships. We will work to forge new partnerships across our target customers, including large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations dedicated to drug development. We plan to gain new customers via increased business development activities, technological expansion and superiority over alternative methods. We will also work to increase the number of deals with smaller early-stage biotech firms by offering flexible deal structures and vertical integration from target to antibody drug candidate.

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Expand our market by delivering a full solution through forward integration. Many of our potential partners, including early stage biotech companies, are seeking a partner with the infrastructure, resources and expertise to execute early stage discovery and preclinical development programs. Building on our existing platforms, we are adding capabilities and infrastructure to support full chemistry, manufacturing and control, or CMC, activities and good manufacturing practices, or GMP, manufacturing to provide our partners with a full solution from target to investigational new drug application, or IND, submission.

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Scale our teams and facilities to meet future demand. We are building capacity to support the execution of additional partnerships and expansion of the scope of discovery programs. To achieve this, we are investing in expanding our workforce and our facilities, and increasing efficiency through automation and software solutions. Over the past year we have grown our workforce by 64%, moving from 106 to 174 full-time employees as of September 30, 2020. Over this period, we entered into leases to expand our facilities from 21,000 square feet to 80,000 square feet, including a new 48,000 square feet research headquarters that is expected to open in the fourth quarter of 2021, are building a new GMP facility and are planning for a further facility expansion of approximately 200,000 square feet that will support cell line development, process development and GMP manufacturing of antibody therapeutics.

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Further our technological differentiation. We believe we have technological differentiation for discovery of antibody drug candidates from natural immune systems. We intend to maintain our leading position through research and development to amplify and add capabilities in areas such as computation, protein engineering, immunization technologies, genetically engineered rodents and cell line selection. As we do so, we will continue to expand and protect our intellectual property estate. We will continue to look for strategic technology acquisitions to broaden and deepen our capabilities and expertise in antibody drug discovery and development, or that offer opportunities to expand our partnership business into adjacent therapeutic modalities, including vaccine development and cell therapy.

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Leverage synergy of data and computation. We leverage unique data sets and AI to increase the efficiency, speed, and capacity of our discovery programs. In our partnership programs, we maintain rights to large data sets that connect information at the level of single-cell measurements, DNA sequence and protein function. We use this data to create an accelerating flywheel of learning: data generation from our partnership business provides the basis for AI modules that lead to expanded capabilities and faster data generation which supports our partnership business.

We believe our strategy creates a virtuous cycle, as depicted in Figure 2 below, that will drive our position as the centralized operating system for antibody discovery.

Figure 2: Our Business Strategy

Our Key Competitive Strengths

Our industry position and success are based on the following key competitive strengths:

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Better antibody discovery, from the start. Our ability to perform comprehensive searches of natural immune systems allows us to expand the universe of antibody candidates and increase the probability of finding those candidates with therapeutic properties. This allows us to be more selective, thereby increasing the quality of leads that advance to development, including finding rare antibodies and reducing the time, cost and effort of having to start again or fix molecules that are broken.

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A full-stack technology, accessible to all. We have built a centralized operating system for therapeutic antibody discovery and development. Our proprietary technology stack leverages and integrates a wide array of state-of-the-art technological tools and expertise in areas including microfluidics, single-cell analysis, high-throughput genomics, machine learning and hyper-scale data science. Our end-to-end solution allows us to rapidly source, search, decode, engineer and ultimately deliver lead antibodies for our partners’ development efforts. We democratize antibody discovery by enabling drug developers of all sizes throughout the world to benefit from our technologies and initiate their programs without delay.

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An AI platform built on real world data. Our AI platform is built and continually validated with real world data. Unlike AI-only drug discovery platforms, the output of our process is not theoretical predictions. We apply computation to find real molecules with desired properties. We inform wet lab experimentation with in silico computation, and vice versa, continuously iterating this process for each discovery campaign.

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A unique combination of hardware, software and wetware. We believe our approach is differentiated based on the integration of proprietary and patented technologies across hardware, software and wetware. Our founders pioneered single-cell antibody screening in nanoliter volumes and developed proprietary microfluidic devices and custom instrumentation to automate and scale screening. Our workflows incorporate proprietary immunization methods, optimized molecular biology protocols and patented protein engineering technologies. These technologies are bound together with custom software, data science tools and machine learning algorithms, and are operated by high-performing teams.

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Industry-innovating business model. We have built a high-growth business that applies to a broad universe of partners and directly aligns with their economic interests. We believe this capital-efficient model allows us to build a diversified portfolio of royalty streams that reach into the future therapeutic antibody market. Because we focus on improving the process of drug discovery rather than developing an internal pipeline, we will continue to make critical investments in technology that benefit the entire industry. As of September 30, 2020, we have entered into 94 partnership agreements.

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The flywheel of data, partnerships and technology. We believe our technology becomes more powerful and more accurate with each program. Data generated through our discovery partnerships provides the basis for training AI modules that yield new insights into antibody responses and that improve the speed, accuracy and efficiency of our technology. This creates a positive feedback loop through which each round of data analysis improves the speed and efficiency of the next round of data generation.

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Strong brand built on performance and third-party recognition. Our business is built on the success of our partners and the strength of our technology. The strength of our technology has won the support of governments, including $30.0 million from the U.S. Defense Advanced Research Platform, or DARPA, Pandemic Prevention Platform, or P3, program and CAD $175.6 million (USD $125.6 million) from the Government of Canada’s Strategic Innovation Fund. We have been covered extensively by the media, including top-tier outlets such as CNN, MSNBC, Time Magazine, the Financial Post, The New York Times, Wired and the Wall Street Journal. In 2020, we were named to Fierce Biotech’s Fierce 15 list and received three awards from Fast Company, including Innovative Team of the Year.

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Robust IP portfolio including foundation patents. Our patent portfolio reflects our innovative position and end-to-end capabilities in antibody discovery, including microfluidic single-cell screening and cell culture, single-cell genomics, antibody RepSeq and bispecific antibody engineering. Our Chief Executive Officer and Chief Operating Officer are named inventors of the microfluidic single-cell screening and cell culture patents exclusively in-licensed from the University of British Columbia, or UBC. Through the acquisition of Lineage, we control some of the earliest filed RepSeq patents that we are aware of. We leverage the advanced computational and experimental protein engineering methodologies disclosed and claimed in the OrthoMab patent portfolio to generate bispecific antibodies from any two antibody sequences. In addition, we have filed multiple provisional applications related to LY-CoV555, and other COVID-19 antibodies, which we have exclusively licensed to our partner Lilly.

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Founder-led team, custom-built for interdisciplinary technology development. We believe investments in teams and technology are the surest path to a better future and that the frontier of technology lies at the intersection of engineering, biology and data science. Our founder-led team, backed by blue chip investors from the life sciences and tech sectors, has been custom-built for technology development at the interface of genomics, microfluidics, computation, biologics, protein engineering and translational sciences. As of September 30, 2020, we employed 174 people, over two-thirds of whom are scientists, engineers, and data scientists.

Industry Background

Nature’s database of antibodies

Antibodies are the body’s solution for fighting infection and disease. Antibodies are Y-shaped proteins, made by the immune system, that circulate in the blood. Their function is to specifically recognize foreign targets (viruses, bacteria, proteins or cancer cells), bind to them and then eliminate them. The repertoire of antibodies made during an immune response is extensive and encodes essential information about our health, our history of disease and our protection against future illness.

Unlike approximately 20,000 genes that are hard-coded in the human genome, antibodies are created de novo in each individual immune cell through a process of the random shuffling of DNA fragments. For each antibody, this random shuffling creates two separate genes, referred to as the heavy chain and the light chain, that assemble to form a complete antibody molecule. Taken together, there are approximately 2.9 million different combinations of heavy and light chain genes. The complexity of this diversity is augmented by additional random DNA insertions and edits. This results in over 100 trillion different possible antibody molecules, roughly 100 billion times the number of hard-coded genes in our genome. This diversity is astonishingly large. To put it into perspective, if all the possible antibody variable sequences were typed back-to-back in 12-point Arial font, the resulting string of letters would extend from the earth to the sun over 1,000 times.

At any given moment, each of us is making approximately one billion different antibodies, an infinitesimal fraction of the possible diversity of antibodies. Each antibody is made by a single immune cell. When provoked by infection or disease, these cells quickly divide and mutate their antibodies to create an expanded family, or lineage, of cells having closely related antibodies. Cells producing antibodies that best bind to the target get a selective advantage and divide faster: those that do not, are eliminated. Through this selection process, immune systems generate large families of optimized antibodies that can bind almost any target tightly and with exquisite precision.

Natural antibodies created by the immune system benefit from the processes of selection, quality assurance and optimization that have evolved over 500 million years. As a result, naturally-produced antibodies generally have superior properties for drug development. As compared to antibodies isolated from man-made libraries, they generally bind more tightly and specifically, and have superior properties for manufacturing. Due to their superior drug-like properties, approximately 92% of all approved antibody drugs have been derived from natural immune systems, as illustrated in Figure 3 below.

Figure 3: Sources of Approved Antibody Drugs

(Source: TAB Database of Therapeutic Antibodies, September 27, 2020).

Our Market Opportunity

Antibodies are the fastest growing class of drugs and are used across multiple therapeutic areas, including oncology, inflammation, neurodegeneration and many more. In 2019, antibody-based therapeutics accounted for over $140.0 billion in sales and represented five of the top 10 selling therapeutics worldwide. As of September 30, 2020, there were over 115 approved antibody therapeutics, with more than 150 in Phase 3 clinical trials. Antibodies represented 70% of the sales of all biologics, and 36 antibody therapeutics reached blockbuster status with sales higher than $1.0 billion.

Antibody-based therapeutics have achieved over two-fold higher rate of clinical success as compared to small molecules and peptide-based drugs and offer several advantages:

•	Minimal off-target toxicity

•	Long half-life in circulation

•	Ability to stimulate the immune system

•	Low immunogenicity

•	Higher affinity and potency

As shown in the Figure 4 below, the antibody-based therapeutics market is expected to reach approximately $260.0 billion by 2025, representing a CAGR of approximately 11% for the period from 2019 to 2025. Further, the more nascent cell therapy market is expected to grow from $1.0 billion in 2019 to over $17.0 billion in 2025, reflecting a CAGR of around 60%. Opportunities for accelerating growth of the antibody therapeutics market include improved access to traditionally difficult targets (e.g., G protein-coupled receptors, or GPCRs, and ion channels), the emergence of new therapeutic modalities (e.g., bispecifics, chimeric antigen receptor T cells, or CAR-T, cell therapy and antibody conjugates) and the ever-expanding number of companies entering the space. Our partnership business allows us to participate in the future antibody therapeutic market through royalties and milestones on drugs that have been discovered using our platform.

Figure 4: Total End Market Sales ($billion)

Challenges

Technology has dramatically improved efficiency in nearly all sectors of our economy. Within drug discovery, technological improvements have also been made, but we believe the impact has been limited. For instance, the cost of developing new drugs has roughly doubled every nine years since the 1950s. This retrograde trend, referred to as Eroom’s Law, stands in stark contrast to Moore’s law, which successfully describes the doubling of computational power every two years.

Looked at from any perspective, drug development still:

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Fails too often. According to a study of over 9,000 clinical development programs at large pharmaceutical companies, approximately 90% of molecules fail to reach approval. Failure rates are even higher when considering programs that do not advance into clinical development. We believe the prevalent use of outdated technologies and fragmented processes by antibody drug developers of all sizes create significant inefficiencies throughout the drug discovery process. When antibodies with suboptimal properties are advanced into preclinical and clinical development, they are less likely to progress through development.

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Takes too long. Based on a database of antibody drug development programs, the average antibody drug takes between approximately 9.4 and 12 years from initiation to approval. Selecting an antibody with the desired properties for successful preclinical and clinical development is akin to finding a needle in a haystack. We believe the inefficiencies in established antibody discovery methods can contribute up to years of delays and result in suboptimal antibodies being developed.

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Costs too much. According to a well publicized study published by Tufts University in 2016, the average cost of drug development was approximately $2.9 billion. A significant portion of this cost relates to the use of suboptimal drug candidates.

We believe that these challenges are often attributable to a continued reliance on outdated technologies. This is a watershed moment to redefine drug discovery. The past 10 years have seen unprecedented advances in the tools to measure biology, including genomics, high-throughput imaging and industrial-scale lab automation. These tools generate an avalanche of data that contain the insights needed to more quickly bring drugs to the clinic. At the same time, computational power and AI now make it possible to see relationships within big data sets that could otherwise not be seen.

Deep integration of high-quality data generation and computational tools are needed to solve the following challenges in discovery:

•	Underpowered and fragmented technologies. There are well-validated drug targets that cannot be addressed using conventional methods because of limitations with:

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Outdated discovery technologies. Antibody discovery workflows primarily use technology invented more than 35 years ago, including hybrid cells, or hybridoma, and display. Hybridoma provides only a tiny window into the database of natural antibodies. Display technologies do not benefit from natural antibody optimization.

•	Fragmented solutions. Recently developed technologies are not integrated into a complete solution and address only a limited number of steps in antibody discovery.

•	Access to technology. Most companies are unable to access the novel technologies needed to address every step of the antibody discovery process:

•	High entry barrier. The time and capital-intensive nature of building internal drug discovery capabilities limits the number of firms that can effectively participate in drug development.

•	Siloed technology access. New technologies are often held within companies for internal use and not available broadly.

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Developing technologies are entrenched in theoretical solutions. The application of machine learning approaches can be limited by predictions that are difficult or impossible to transfer into experimentally validated results.

Our Platform

Our platform is an operating system designed to support many antibody modalities; unlock new targets; increase the speed to clinical development for our partners and increase the potential clinical and commercial success for our partners.

Our full-stack, AI-powered technology sources, searches, decodes and analyzes antibody responses with the ultimate goal of engineering new antibody drug candidates for our partners. Our platform incorporates and integrates modern technology tools from engineering, microfluidics, single-cell analysis, high-throughput genomics, machine learning and hyper-scale data science. We have internally developed, in-licensed or acquired our technologies. We deploy our platform to help our partners in their efforts to identify antibodies with better potency and developability.

We believe our approach of integrating modern hardware, software and wetware is unique. We have pioneered nanoliter volume single-cell antibody screening methods using microfluidics. Our workflows incorporate proprietary immunization methods, optimized molecular biology protocols and patented protein engineering technologies. The aggregation of these technologies, coupled with our proprietary processes and team, allows us to provide a differentiated offering to our partners. Figure 5 below represents how our technologies are integrated into one stack.

Figure 5: Our Technology Stack with Workflow Summary

The computational engine of our platform, Celium, combines software, AI and visualization tools to mine, organize, compute and interactively explore the immense multidimensional data sets that we produce in each antibody discovery campaign. Unlike many AI-based drug discovery approaches, Celium is continually improved with real world data. We iteratively inform wetlab experimentation with in silico computation, and vice versa. The output of our process is not theoretical predictions. We discover real molecules that have been optimized by nature.

Our platform is an operating system that is designed to provide the following benefits:

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Support many antibody modalities. Our technology is capable of performing discovery from a variety of species and using a wide array of selection criteria. We believe this expands the starting diversity and increases the likelihood of finding antibodies with specific properties needed for new antibody therapeutic modalities: discovery of binding domains for a variety of antibody formats; discovery of internalizing antibodies for antibody-drug or antibody-siRNA conjugates; single-chain camelid antibodies for use in CAR-T and protein engineering; and antibody pairs that have specific affinity and binding epitope recognition for bispecific antibody applications.

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Unlock new targets. Our technology is capable of performing deep searches of antibody responses using cell-based assays that preserve the native conformation of traditionally difficult membrane protein targets. We believe this capability, combined with our proprietary immunization methods, provides a unique advantage in the discovery of rare antibodies that modulate the function of GPCRs and ion channels, two large and well-validated families of drug targets for which discovery using traditional techniques has been extremely difficult or intractable.

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Increase the speed to clinical development for our partners. Our integrated technology stack is designed to accelerate the discovery and pre-clinical development process. We anticipate substantial time can be saved through faster workflows and avoiding unnecessary cyclical efforts. Our technology stack is capable of going from screen to hundreds of antibody sequences in only three days, and from sequences to characterized antibody proteins in less than 10 days. Speed may also be achieved by increasing diversity at the start of discovery to maximize the chance that suitable leads are found on the first pass, and by minimizing the requirement of protein engineering. Finally, additional speed in discovery can be achieved by integrating all steps of the process seamlessly.

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Increase the potential clinical and commercial success for our partners. We aim to increase the probability of clinical and commercial success of our partners. Our technology stack is designed to provide a competitive advantage in speed to the clinic and to identify antibodies with superior biophysical properties.

We believe our competitive advantage is derived from integration of multiple proprietary technologies and a seamless workflow. Table 1 below provides how each aspect of our end-to-end technology stack addresses challenges in antibody therapeutic discovery:.

Table 1: Our Platform and Solution

Our Partnership Business

We forge partnerships with large cap pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations. Our partners select a target and define the antibody properties needed for therapeutic development. We provide discovery solutions to partners that have a range of discovery capabilities, from the highly enabled to the less enabled. We enable discovery against targets that have traditionally been intractable, and we accelerate programs against less difficult targets.

Our Target Market

We provide discovery solutions to partners that have a range of discovery capabilities, from the highly enabled to the less enabled. We accelerate discovery programs spanning a range of difficulty, from traditionally “Intractable discovery problems” to less difficult “Tractable discovery problems”. These categories, taken together, create a two-dimensional grid that segments our market opportunities as shown in Figure 6 below.

Figure 6: Our Target Market Matrix

The four segments depicted in Figure 6 above are as follows:

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Segment 1. Includes tractable targets at large cap pharmaceutical and large biotech companies that have made significant investments in building internal capabilities in antibody discovery, typically using automated hybridoma methods and/or antibody display technology. We believe that our full technology stack allows us to serve this market by delivering antibody drug candidates faster and of higher quality, and by providing access to more advanced technologies for next-generation biologics.

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Segment 2. Includes intractable targets at large cap pharmaceutical and large biotech companies. This segment holds untapped potential to generate first-in-class therapies for large unmet medical needs (e.g., pain, autoimmunity, metabolism), but technological barriers have resulted in limited success. We believe our technology provides a strong competitive advantage to find viable antibody drugs candidates for difficult targets, including GPCRs and ion channel targets.

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Segment 3. Includes tractable targets at growth biotech companies. These companies have comparatively limited discovery capabilities versus their larger peers. We believe that in working with these partners we can provide the following advantages: (i) access to a fully integrated technology stack (ii) accelerate their efforts with timely access to the necessary teams and facilities and (iii) improve the quality of the final antibody leads. In this way, we democratize antibody discovery by providing all of our partners with access to our centralized operating system.

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Segment 4. Includes intractable targets at growth biotech companies. Presently, there are few partners working in this market segment. We believe that our technology stack can unlock these opportunities, leading to an expanded ecosystem of companies developing antibody therapeutics with the potential to become first-in-class therapies.

Our Partnership Deals

Our deals emphasize participation in the success and upside of future antibody therapeutics. Our partnership agreements include near-term payments for technology access, research and intellectual property rights, and downstream payments in the form of clinical and commercial milestones, and royalties on net sales.

As of September 30, 2020, we have a total of 94 discovery programs that are either completed, in progress or under contract, including 71 with the potential for milestone and royalty payments. Our partnership agreements are typically terminable at will with 90 days’ notice prior to identification of a target, after which point they may only be terminated for cause. A summary of the recent publicly disclosed partnerships established over the last two years are included in Tables 2 and 3 below.

Table 2: Summary Partnership Agreements with Pharmaceutical & Biotechnology Companies from 2018 to 2020*

Partner	# of Targets & Duration	Therapeutic Indication or Modality	Date Announced
IGM Biosciences	Multi-target, multi-year	Oncology and immunology	September 24, 2020

Lilly	9 targets, multi-year	COVID-19 program Additional indications	May 22, 2020

Invetx	Multi-target, multi-year	Animal health	February 23, 2020

Gilead Sciences	Single target	Infectious disease	June 13, 2019

Denali Therapeutics	8 targets, multi-year	Neurological diseases	February 28, 2019

Novartis	Up to 10 targets, multi-year	Undisclosed	February 14, 2019

Autolus	Single target	Cell therapy (CAR-T)	November 29, 2018

Undisclosed large pharma	Multi-target, multi-year	Multiple undisclosed	Undisclosed

Undisclosed	Multi-target, multi-year	Cell therapy	Undisclosed

Undisclosed	Single target	Undisclosed	Undisclosed

Undisclosed	Single target	Bispecific	Undisclosed

*	All agreements include upfront payments and potential downstream milestone payments and commercial royalties.

Table 3: Summary of Partnership Agreements with Non-Profit & Government Organizations from 2018 to 2020

Non-Profit & Government	Summary	Therapeutic Indication or Modality	Date Announced
Government of Canada	• CAD $175.6 million (USD $125.6 million) over multiple years • Funding for technology and manufacturing infrastructure for antibody therapies against future pandemic threats	• COVID-19 • Infectious disease/ pandemic response	May 3, 2020

Bill & Melinda Gates Foundation	• $4.8 million over two years • Follow-up to successful 2017 project on tuberculosis	• Infectious disease, including HIV and malaria	March 14, 2019

Genome BC and Genome Canada	• CAD $3 million	• Duchenne muscular dystrophy • Fibrosis	August 16, 2018

DARPA	• Up to $30 million over four years • Establish rapid pandemic response platform	• Pandemic response	March 13, 2018

CQDM and Brain Canada	• CAD $1 million	• Function-modifying antibodies against GPCR target	January 27, 2018

In March 2020, we entered into a multi-year strategic Research Collaboration and License Agreement, or RCLA, with Lilly on the discovery of antibodies for up to nine Lilly-selected therapeutic targets, including COVID-19. Under the terms of the RCLA, Lilly has the right to develop and commercialize therapeutic products resulting from our collaboration. As part of the RCLA, we received an upfront payment of $25.0 million and are eligible to receive research payments for non-COVID-19 targets. We are also eligible to receive pre-clinical, clinical, and product approval milestones and tiered royalties on future sales for all Lilly-selected targets. As of September 30, 2020, we have received $3.0 million for clinical milestones related to LY-CoV555. For non-COVID-19 targets, we are eligible to receive royalties in the low single digits based on net sales; whereas for COVID-19, we are eligible to receive royalties in the low double-digits based on net sales.

Our Technology

Therapeutic antibody discovery has a myriad of challenges. Antibodies that are suitable candidates for therapeutic development must engage a target specifically, induce the desired therapeutic function and also have physical properties that make them suitable for manufacturing and formulation as drug products. Only a small fraction of the antibodies in any given immune response will satisfy all these requirements. Even for those that do, only a small subset will be optimal for drug development. Therefore, a broad and deep search of the database of natural antibodies is needed to expand the universe of quality drug candidates and increase the likelihood of success.

We have built a technology stack with five key capabilities that we believe solve the discovery problem and are critical to the success of any therapeutic program:

1.	Source. Generate and access a high-quality universe of antibodies for any target;

2.	Search. Explore this diversity with sufficient throughput and specificity to isolate the rare cells that make antibodies with the desired properties;

3.	Find. Decode the genetic sequences of selected antibodies and expand diversity with related sequences present in the immune response;

4.	Analyze. Collect data on the relevant therapeutic properties of each selected antibody to generate large multidimensional data packages, and apply computation to select the most promising leads;

5.	Engineer. Use broader information of antibody responses and molecular engineering to optimize and reformat lead antibodies for development.

Our technology stack achieves these functionalities by leveraging state-of-the-art methods from microfluidics, single-cell analysis, high-throughput imaging, AI, robotics, genomics and protein engineering, all complemented by custom software and data visualization capabilities.

Source: Immunization

The first step in a therapeutic antibody discovery program is to generate the source of antibodies that will define the search space for discovery. There are two competing paradigms: generate synthetic antibody diversity in man-made libraries, known as the display methods, or generate antibody diversity in vivo by immunization of animals. A brief description of these methods, along with their challenges, is as follows:

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Synthetic antibodies. Display methods encompass a set of synthetic discovery approaches that are based on man-made collections, also referred to as libraries, of human antibody genes. These methods, in use for more than 25 years, have resulted in a small fraction of clinically approved antibody therapeutics. The main disadvantages of display libraries are (i) low binding affinity of antibodies from the initial selection step, necessitating protein engineering steps to increase affinity, (ii) difficulty in manufacturing leads due to poor expression and developability and (iii) difficulty in performing selections on high-value cell-surface targets. We believe these shortcomings have contributed to the relatively low success rate of display technologies in the clinic.

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Natural antibodies. In the same way that seasonal vaccination is used to generate antibodies that protect the population against flu, antibody responses against a drug target can also be generated through the immunization of animals. Antibodies generated in this way benefit from the natural process of selection (enriched for antibodies that bind the target), quality assurance (antibodies can be expressed and are not sticky, making them more developable into a drug candidate) and affinity maturation (the natural process whereby antibodies are optimized within the body to bind tightly to the target). As a result, antibodies generated through immunization are generally of higher quality and have accounted for the large majority of all approved therapeutics. However, some of the challenges faced with many immunization-based approaches are (i) difficulty in raising a strong immune response against poorly immunogenic targets, (ii) traditional screening methods that restrict immunization and discovery to rodents and (iii) the need to convert antibodies discovered in rodents to human antibodies (humanization) before they can be used.

Our Approach to Sourcing Diverse Antibodies. We believe natural immune sources are a superior search space for therapeutic antibodies. To solve the challenges of sourcing antibodies by immunization, we have assembled multi- species screening capabilities, genetically engineered mouse technology and optimized immunization technologies that are capable of generating diverse and high-quality sources of natural antibodies.

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Any source, any tissue. Our single-cell screening and RepSeq capabilities enable discovery from any host species and any immune tissue, bypassing the restriction to rodent species of traditional screening approaches. To date, we have successfully applied our discovery technology to search immune responses of numerous species, including humans, mice, rats, rabbits, dogs, cats, llamas, alpacas and cows. In addition to greatly expanding our search space, the versatility of our platform also means we can access antibody responses of species with unique properties. For instance, we have completed multiple programs focused on isolating single-chain antibodies, or VHH antibodies, that are made by camelids (e.g., llamas or alpacas). VHH antibodies derived from camelids are of high interest due to their small size, ability to bind to novel epitopes and the ease with which they can be engineered to produce next generation therapeutics, including multi-specific antibodies and cell therapies. Finally, as recently demonstrated in our work on COVID-19, our approach also allows for a deep search of antibody responses from the large and complex immune responses of human donors, which have been naturally exposed to a pathogen.

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Human antibodies from rodents. We recently in-licensed the ATX-Gx humanized immunocompetent transgenic mice platform from Alloy Therapeutics. The ATX-Gx mice have been genetically engineered to express human antibody genes. Immunizing these mice generates large and diverse panels of human antibodies that have been optimized by natural selection. We offer access to Alloy’s ATX-Gx platform for use in any antibody discovery program and against any therapeutic target.

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Optimized immunization methods. We have developed a suite of immunization technologies that have been optimized (i) for use with our screening platforms (ii) to address the challenge of immunizing each species, and (iii) to address challenging targets. Specifically, we have developed immunization methods that, when coupled with our deep screening capabilities, allow for antibody generation against targets that are 100% identical to the host species. This is particularly valuable for the generation of antibodies with desired species cross-reactivity (e.g., mouse, cynomolgus monkey—important animal models for testing antibodies in preclinical studies—and human), or for targeting highly conserved protein epitopes. Importantly, these strategies negate the perceived advantage of display platforms for bypassing tolerance, the process by which natural antibody responses are suppressed against self-similar targets. For further explanation, see the case study titled “Overcoming Tolerance with Proprietary Immunization and Deep Search Technologies” in “—Our Technology in Action.” We have also developed a suite of genetic immunization methods for targets that cannot be easily expressed or purified as soluble antigens. This is particularly valuable for discovery against high-value membrane protein targets including GPCRs and ion channels.

Search: Microfluidic Single-Cell Screening

Searching natural immune systems is fundamentally a single cell problem. One mL of blood contains approximately 1 million white blood cells, of which approximately 1% are single antibody secreting cells, or B cells, that make antibodies. Of these, only a fraction is likely to bind to a target of interest, and of these binders, only a very small fraction is likely to have properties that make it suitable as a therapeutic. To effectively search the natural immune system for antibodies requires a technology that can scan through millions of antibody-producing cells and make high-resolution measurements to assess the properties of their unique antibodies. B cells are microscopic, having a diameter of approximately 10 microns (about 1/10 of the width of a human hair) and generate only a minute amount of antibody. When analyzed in the volume of conventional screening formats and conventional labware such as a 96-well plate, this small amount of antibody is too dilute, making it essentially undetectable.

It is because conventional methods lack the sensitivity to analyze individual cells that traditional discovery approaches require that each cell be “grown” into a larger population. However, since B cells generally cannot be grown into these larger populations in the lab, the classic approach to this problem is the “hybridoma method”, which is literally “fusing” a special type of cancer cell with immune cells obtained from the spleen of an immunized rodent (typically a mouse or a rat). These hybridomas inherit the immortal properties of the cancer cell line (i.e., can be grown) and continue to secrete a single type of antibody. Although this approach has been the workhorse of antibody discovery for decades, it has major limitations: (i) it is generally limited to rodents,

(ii) it is slow (taking weeks to achieve sufficient cells to test the secreted antibodies) and (iii) it loses more than 99% of the available antibody diversity since the fusion process has extremely low efficiency, typically between 0.1% and 1%.

Our Approach to Search Natural Antibodies. To solve these challenges, our founders pioneered and developed a nano-liter volume single-cell microfluidic screening technology that provides the sensitivity, resolution and scalability needed to perform a deep search of any antibody response.

We believe our screening approach provides a unique combination of speed, throughput and versatility in searching antibody responses. Our microfluidic single-cell screening technology consists of custom-made microfluidic devices that integrate 256,000 single-cell analysis chambers on a chip about twice the size of a credit card. At the beginning of a screening experiment, a sample of B cells isolated from an immunized animal is flowed into the device at a concentration selected to result in approximately one single cell per chamber. Once cells are loaded, they are isolated in single-cell analysis chambers, each having a volume of less than one nanoliter. In this small volume, approximately 100,000 times smaller than what is used in a conventional bench-top experiment, a B cell secretes enough antibodies within minutes to be detected by microscopy. Using fluidically-controlled reagent and particle additions, a variety of experimental protocols can be executed so that each single cell is interrogated to determine the properties of the antibody it makes. A screening experiment takes several hours and is performed the same day as immune cells are isolated from immunized rodents. This is significantly faster than the weeks required to establish hybridoma cultures.

Our microfluidic devices are operated using proprietary high-throughput imaging instruments that incorporate custom robotics, fluid control, software systems and AI-based image analysis. Each instrument can run two microfluidic chips in parallel for a total of 512,000 chambers per instrument run. In a two-hour run, each of the 512,000 chambers is imaged up to 10 times, resulting in over five million chamber images, or roughly 700 chamber images per second. A representation of our microfluidic screening devices and assay readouts are showing in Figure 7 below.

Figure 7: Our Screening Approach for Antibody Responses

Our AI-based image algorithms perform real-time analysis of these images to identify chambers that contain single cells that make antibodies with the desired properties. As depicted in Figure 8 below, our technology supports a wide array of complex image-based single-cell secretion measurements including multiplexed target binding on up to six targets, affinity-based enrichment, multiplexed cell-binding, ligand blocking assays and a selection of functional assays. We currently have throughput to screen more than four million cells per screening day.

Figure 8: Representations of Exemplary Microfluidic Screening Assays

As compared to other technologies we believe our microfluidic screening platform provides unique combined advantages of:

•	Throughput to screen greater than 500,000 cells per instrument run.

•	Speed to go from immune cells to selected antibody-generating single cells in less than a day.

•	Antibody selections based on a wide array of measurements.

•	Capability to perform selections on both protein and cellular targets.

•	Versatility to search antibody diversity from any species or tissue.

Find: Automated Single-Cell Sequencing and RepSeq

The collection and interpretation of antibody sequence data presents several challenges. First, because only a small fraction of antibodies are suitable for therapeutic development, methods that are based on sequencing antibodies from single cells before evaluating their function are extremely inefficient, low-throughput and costly. Second, sequencing antibodies from selected single cells is technically challenging due to the very small quantities of starting material and the large number of possible sequences that need to be captured. Third, although bulk sequencing of antibodies can provide a comprehensive view of immune responses, these methods often lose information on the correct natural pairing of heavy and light protein chains, which together comprise an antibody, and provide no means to assess the functional relevance of each antibody.

Our Approach to Find Natural Antibodies. To solve these challenges, we combine our nano-liter volume microfluidic single-cell screening platform, automated single-cell antibody sequencing and immune repertoire antibody sequencing to enable the deep analysis and functional interpretation of antibody responses.

Automated single-cell sequencing. Our microfluidic single-cell screening technology allows us to evaluate the binding and/or functional properties of antibodies made by millions of single cells at the first step of analysis. For each screening run on each instrument, up to 768 individual cells that exhibit desired properties can be recovered into microplates for the following single-cell sequencing steps. Our proprietary sequencing protocols have been optimized to achieve approximately 90% efficiency in the recovery of high-quality heavy and light chain antibody sequences from single cells and have been adapted for discovery from multiple species. To achieve speed, reproducibility and throughput, our single-cell sequencing pipeline has been implemented using robotic automation and automated bioinformatics software. We currently have throughput to process up to 15,360 single cell samples per week and to recover high-quality, chain-paired sequences from 3,840 single-cell samples in three days.

RepSeq. We believe our RepSeq technology, when coupled with our microfluidic single-cell screening and sequencing technologies, provides unique capabilities for expanding the search of natural antibody responses. RepSeq is based partly on foundational RepSeq patents that we have exclusively licensed from Stanford as part of our acquisition of Lineage in 2017. RepSeq uses high-throughput sequencing to perform near-comprehensive profiling of the repertoire of heavy and light chain antibody genes that are present in a sample. In its highest-throughput implementation, a single RepSeq sequencing run can generate approximately 800 million antibody sequences.

Since these are bulk sequences obtained from mixtures of large numbers of cells, the interpretation of these big data sets has multiple challenges. The first is the loss of information regarding which heavy chain is naturally paired with which light chain. The second is the inability to identify which rare antibody sequences are relevant to the program (e.g., bind to the target or have desired function). We solve both of these problems by annotating RepSeq data with functional sequence data derived from our single-cell microfluidic screening and sequencing technologies. Using the sequences of hundreds to thousands of antibodies with known properties, we are able to search RepSeq data from related samples to identify closely related families of antibodies that can be arranged in a lineage to reconstruct their evolution during the immune response. These expanded family trees provide valuable insights for vaccine research and are sources of ready-made alternative therapeutic candidates in cases where an antibody of interest has one or more suboptimal properties.

We have shown that the combination of single-cell analysis and RepSeq can expand the number of therapeutic antibody candidates by more than 10-fold in a single experiment, increasing the number of candidates from hundreds to thousands. Enriching for sequences of value by isolating target-specific immune cells that go into a RepSeq experiment can amplify the number of therapeutic antibody candidates. The combination of single-cell screening and RepSeq allows deep interrogation of an immune repertoire to find the best antibodies. For further explanation, see the case study titled “Human Immune Profiling” under “—Our Technology in Action.” The relationship between single-cell-derived antibodies and family members discovered using RepSeq data is depicted in Figure 9 below.

Figure 9: Antibody Lineage Mapping

Analyze: High Throughput Cloning, Expression and Bioanalytics

Our microfluidic single-cell screening and RepSeq technologies are capable of generating hundreds to thousands of unique antibody candidate sequences from single-cell screening, along with thousands of related antibody sequences from RepSeq. These large antibody sets create formidable challenges for efficiently down-selecting to a small number of the best candidates for development, including (i) the need to produce and handle large numbers of high-quality antibodies by “expressing”, or converting sequences into protein antibodies that can be further analyzed, (ii) the need to perform measurements to characterize each antibody property for target recognition, function, and properties related to suitability for drug development, and (iii) the need for data management and computational tools to organize and understand the resulting data.

Our Approach to Analyzing Natural Antibodies. To address these challenges, we have built a high-throughput antibody generation and characterization pipeline that generates high-dimensional data clouds for each antibody candidate.

Our antibody expression pipeline combines optimized molecular biology protocols, proprietary expression vectors and robotics to enable the rapid cloning, expression and purification of recombinant antibodies using expression systems that are representative of current drug manufacturing standards. When starting from single-cell-derived antibody samples, we are able to generate hundreds of recombinant antibodies within 8 days of screening. Our platform supports multiple antibody formats and currently has capacity to generate 960 high-purity antibody samples per week.

These antibodies are then tested across a suite of analytical assays to determine their biophysical properties including their purity, binding properties (e.g., specificity, epitope binning, affinity), thermal stability, expression levels and aggregation state. Expressed antibodies may be further characterized in appropriate functional cell-based assays to assess their potency. Corresponding in silico analysis is performed on each antibody to predict potential development liabilities, biophysical properties and immunogenicity.

We believe that by gathering more high-quality data on more antibodies from the start of the discovery process, we can significantly improve the speed, quality and success of antibody discovery.

Celium: Computation and Data Exploration

Our technology stack generates vast and complex data sets. In a single discovery program, our technology stack can produce terabytes of data per screen, including:

•	tens of millions of microscopy images from raw screening data

•	hundreds of millions of DNA sequences from raw single-cell sequencing

•	billions of DNA sequences from raw RepSeq data

•	millions of single-cell antibody secretion measurements

•	hundreds to thousands of unique single-cell-derived antibody sequences

•	tens of thousands of related antibody sequences derived from RepSeq

•	several hundred thousand antibody characterization measurements

•	associated meta data for each experiment

The sheer quantity and complexity of these data sets present formidable challenges. First, without specialized data collection, standardization, and storage solutions, data of this scale quickly becomes unmanageable and unusable. Second, finding hidden relationships in these complex data sets requires sophisticated computational tools that must be customized for the questions being asked and the data types and structures used. Finally, even once data has been reduced to the key properties of hundreds of antibodies, it may include hundreds of thousands of data points, making interpretation difficult or impossible for scientists.

Our Approach to Analyzing Complex Antibody Data. To address these challenges, we have built a computational engine called Celium that integrates data collection, standardization and storage with a suite of computational tools and an interactive visualization interface that allows scientists to quickly explore and interpret complex antibody data sets.

Our technology stack integrates software to automatically standardize the collection, storage, and version control of raw and processed experimental data obtained at every step in the discovery process. Data from every experiment is stored in a central database designed to maintain the relationships that exist between different measurement types, samples, and antibodies. Because we do not rely on third-party data, we are able to maintain strict data quality assurance and standardization. We believe this provides a critical advantage that greatly increases the value of data.

We have built a suite of computational tools for extracting information and uncovering relationships that are hidden within our data. Our data handling and report generation software automates standard analyses, and instantly returns essential information that would otherwise take days of work. We have developed machine learning and AI methods to replace manual data analysis, quality assurance and design steps associated with antibody sequencing, protein engineering and antibody chain-pairing. Similarly, our vast image data sets have allowed us to develop AI-based machine vision tools for real-time processing, enabling single-cell screening at much greater speed and resolution. Finally, we are using machine learning algorithms to explore the relationship between antibody sequence space and important drug-like properties including resistance to aggregation, stability and expressibility. We believe that these approaches will become increasingly powerful and predictive as our data sets grow.

We believe the value of data and computation is greatly amplified by intuitive tools that enable scientists to interactively explore and query complex data sets. Celium achieves this with a dynamic visualization interface that presents each unique antibody as a connection between two unique DNA sequences that encode for the heavy and light chain. Celium presents antibodies as a network of these connections that intuitively represents sequence similarity. Using this visual language, scientists can interactively navigate and filter thousands of antibodies in real time, using hundreds of different data features, as shown in Figure 10. This allows scientists to interactively explore the immune repertoire and set search criteria based on multiple features to find antibodies with the precise characteristics desired for a drug candidate.

Figure 10: Celium Detailed View of Heavy and Light Chain Pairing

Antibodies of interest can be further explored to evaluate sequence features and to expand diversity by linking to associated RepSeq data as shown in Figure 11. By integrating RepSeq data, Celium has the power to map antibody lineages to identify lead candidates likely to have improved binding and functional properties. This allows for expansion of diversity around antibodies of interest to identify new drug candidates for testing and development.

Figure 11: Celium Chain ID Clonal & Rep Seq Lineage View

We believe Celium is a unique and powerful tool that enables rapid exploration of multiple data sets in hours that would otherwise take many weeks to search. It provides an elegant human interface that allows scientists to quickly explore data and gain insights that inform action.

Engineer: Advanced Computational Protein Engineering Toolkit

Using natural diversity to accelerate engineering. In many cases, antibodies selected for development need to be modified before they are developed as drugs. These modifications are generally made through a combination of computational design and experimental testing, a process known as antibody engineering. Examples of antibody engineering problems include improving how tightly an antibody binds to its target; removing antibody sequences known to be problematic during manufacturing; modifying non-human antibodies to resemble human antibodies; and removing antibody sequences that may induce immune responses in patients.

The central challenge in antibody engineering is that the relationship between DNA sequence modifications and the resulting antibodies is not well understood. Antibody engineering therefore relies heavily on trial and error to identify DNA changes that give the desired phenotypic results. This process is complicated by the fact that optimizing for one property, such as binding affinity, may cause the loss of another desirable property, such as solubility or expression. This challenge is amplified when the source antibodies need major improvements, as is the case for synthetic antibodies that typically require multiple rounds of antibody engineering to improve their binding affinity, biophysical properties, or both.

Our Approach to Engineering Natural Antibodies. We address these challenges by first generating large, diverse and high-quality panels of candidate antibodies early in the discovery process and, second, by applying antibody engineering approaches that are informed by natural antibody responses.

We believe the best approach to protein engineering is to start with a large panel of the best possible candidate antibodies. To achieve this, we apply our microfluidic single-cell screening platform to maximize the diversity of antibodies selected upfront for multiple target-binding properties, followed by thorough characterization of their functional properties and developability. We then apply stringent filtering with the aim of down-selecting to a small number of leads. When performing discovery from humanized rodents or humans, we have used this approach to generate high affinity antibodies that require minimal engineering prior to development. Starting with a greater diversity of antibodies, that have been pre-selected for desirable properties and that benefit from natural immune responses, can significantly reduce development time and the technical risk of protein engineering.

In cases where antibody properties need to be improved, we can use expanded panels of antibody sequences from RepSeq to inform the design and generation of high-confidence optimization candidates. We believe this approach, to use natural antibody variants from the repertoire to help design optimized candidates, is particularly powerful for high-value membrane protein targets such as GPCRs and ion channels (which cannot be optimized by conventional display-based methods). We also believe it can significantly improve the success-rate and reduce the time needed to optimize development leads.

OrthoMab Bispecific Platform. Beyond improving antibody properties, antibody engineering can also build completely new antibody drug formats with novel molecular geometry, binding properties or chemical properties. Of particular interest is the combination of two source antibodies to create a “bispecific” antibody that can simultaneously bind to two targets. Antibodies are normally comprised of two identical heavy chains and two identical light chains, to make a symmetrical “mirror-image” molecule with two identical targeting arms. In contrast, bispecific antibodies are generally comprised of two different heavy chains and light chains, and therefore have targeting arms that recognize two different targets. Because of their unique properties, bispecific antibodies are a rapidly emerging new class of antibody therapy. Following the first approval in 2015, there are now more than 120 molecules in clinical development, including more than 80 in Phase 1. They enable improved and novel therapeutic mechanisms not possible with other modalities. Examples of the application of bispecific antibodies include (i) recruitment of immune cells to help kill cancer cells, (ii) linking together two receptors to activate a signaling pathway, (iii) serve as a protein scaffold to bring proteins together and (iv) modifying the pharmacokinetics and pharmacodynamics of soluble proteins, as depicted in Figure 12 below.

Figure 12: Therapeutic Modalities Using Bispecific Antibodies

To realize this potential, it is important to develop capabilities to:

•	generate a large and diverse panel of starting antibodies that recognize multiple epitopes (locations on their respective targets), with varying binding affinities and binding geometries.

•	identify suitable pairs from this starting panel that bind with the right orientation and the right location on each respective target, and bind with suitable affinity

•	manufacture bispecific antibodies in a scalable and efficient process

•	ensure the resulting bispecific antibody looks as similar as possible to a normal antibody so as not to induce an immune response in the patient.

Our Approach to Engineering Bispecific Antibodies. OrthoMab, addresses these challenges by enabling the combination of any two source antibodies into a bispecific antibody that can be manufactured using conventional expression and purification methods, with minimal liabilities and immunogenicity.

OrthoMab is a clinically-validated protein engineering technology that enables the creation of a bispecific antibody from any two source antibodies, each comprised of a unique heavy chain and a unique light chain. The key innovation of OrthoMab is a set of patented DNA mutations that have been computationally designed using molecular structural modeling. These mutations ensure that the four antibody chains pair correctly: the two different heavy chains preferentially associate together, rather than two molecules of the same heavy chain, and each light chain pairs only with its cognate heavy chain as shown in Figure 13 below.

Figure 13: Patented OrthoMab DNA Mutations

By using engineered mutations to control chain-pairing, OrthoMab enables manufacturing of bispecifics at high yields and purities using industry-standard processes. Because each side of an OrthoMab bispecific is 99% identical to the source antibody, it lowers the risk of introducing immunogenic epitopes. Finally, in addition to conventional Y-shaped bispecific antibodies, OrthoMab allows for the creation of a wide array of alternative bispecific formats as shown in Figure 14. The OrthoMab technology was patented by scientists at Lilly and the University of North Carolina at Chapel Hill. We acquired non-exclusive rights to use OrthoMab technology from Dualogics, LLC, through an asset purchase agreement in July 2020.

Figure 14: Exemplary Bispecific Formats Achievable with OrthoMab

Our Technology in Action

COVID-19: From Discovery to Clinic in 90 Days

We have been working with DARPA since March 2018 as part of the P3 program to optimize our technology stack to find effective and field-ready therapeutics against pathogenic threats in record time.

Problem. An effective response to a pathogenic threat requires comprehensive deep screening and characterization of a human antibody response at the maximum speed possible, so that pathogen-specific therapeutics can be quickly identified, developed and deployed. Ideally, samples from index patients (patients who are the first to have been confirmed infected with the pandemic virus) who recovered would be made available to deploy our pandemic response platform.

Solution. We developed rapid antibody screening, expression, purification and characterization pipelines to deeply mine human antibody responses. As part of the P3 program, and prior to COVID-19, we pressure tested our technology stack twice in simulated pandemic responses. In late 2018, we demonstrated rapid isolation of hundreds of Middle Eastern Respiratory Syndrome Coronavirus, or MERS-CoV, heavy chain only antibodies, or HcAbs, from infected camelids (a natural host for MERS-CoV) in less than 96 hours from sample receipt. Many of these HcAbs were more potent neutralizers than benchmark antibodies. In early 2019, together with our partners, we discovered influenza-neutralizing antibodies from a single sample from a human donor, and demonstrated that we could deploy our platform from sample receipt to successful testing in animals in 55 working days. Our seven lead antibodies were all 100% protective against a 20-times lethal dose of the 2009 pandemic H1N1 strain of influenza virus in rodents.

Result. We rapidly deployed our pandemic response platform to find a therapeutic antibody against COVID-19 in the spring of 2020 starting from a blood sample obtained from a U.S. patient. We screened approximately 5.8 million single cells to identify over 500 unique anti-SARS-CoV-2 antibodies. Each of these antibodies was evaluated computationally and experimentally to identify approximately 500 different properties per antibody which yielded 220,000 data points, which allowed us to filter down to a smaller group of lead candidates. Within 23 days of receiving the sample, we and our partners identified 24 lead antibodies for further development and clinical testing. One antibody drug candidate was selected by our partner Lilly, and the first patients were dosed in the first-ever COVID-19 clinical trial in North America. This was only 90 days from when we received the sample. The antibody, LY-CoV555, is one of the world’s most clinically advanced COVID-19-specific therapeutic, having undergone or currently undergoing a Phase 1 clinical trial, three Phase 2 clinical trials and two Phase 3 clinical trials. This demonstrates that a rapid discovery-to-clinic timeline is possible with our rapid and high throughput discovery engine.

Unlocking High-value Membrane Proteins (GPCRs and Ion Channels)

Membrane proteins such as GPCRs and ion channels are a validated and highly valuable class of drug targets in multiple prevalent diseases and indications, including cardiovascular diseases, cancer, neurological diseases, inflammation and pain. Membrane proteins are very difficult targets for antibody therapeutics. They are large and complex proteins, often with multiple subunits embedded in the cell membrane with only a small portion exposed outside of the cell. They also exist in families of multiple, closely-related members. The specificity of antibody drugs against membrane proteins would solve the off-target side effects that make many of these targets a barrier for small molecule drugs. However, membrane proteins present major challenges for antibody discovery: (i) they are poorly immunogenic, (ii) they are very difficult to purify and handle, (iii) it is difficult to generate binding or functional assays for them and (iv) they often have high homology with other species that are traditionally used for immunization campaigns (such as rodents), leading to natural tolerance mechanisms inhibiting a good immune response. In addition, legacy screening technologies either do not provide the depth and throughput to effectively search the immune response (hybridoma strategy), or are poorly suited for screening against complex membrane protein targets (display strategy).

Problem. Using conventional screening methods, a partner had failed to discover functional antibodies against a very small epitope of a GPCR protein target with close structural homology to a related protein.

Solution. For this campaign, we tailored our technology stack to include multiplexed live cell screening assays with counter-screens against the closely-related homologs in order to identify unique antibodies against the target epitope. The GPCR was expressed in its natural conformation on live cells, bypassing the need for complicated protein purification and handling. The ability to screen against live cells at such high throughput, while simultaneously screening for specificity against closely-related homologs, is a powerful application of our platform.

Result. Within three months, we identified hundreds of unique antibodies against the target epitope, including several that were the desired functional antagonists. This number of antibodies from a screening campaign against a GPCR, plus the high frequency of functional candidates, is a significant success, and a lead candidate was subsequently identified by our partner and advanced into IND-enabling studies. This project demonstrates the power of our technology stack to increase the probability of success for antibody drug discovery campaigns against difficult targets.

Overcoming Tolerance with Proprietary Immunization and Deep Search Technologies

Antibodies produced by immunized animals are subject to immune tolerance, the process by which the body suppresses antibodies that react to self-antigens. This makes it difficult to generate diverse sets of antibodies against human targets that are similar or identical to the analogous proteins expressed by the animal being immunized. The difficulty in generating immune responses against self-similar targets has long been perceived as a drawback of discovery from natural immune repertoires. Our technology and proprietary immunization approaches allow us to generate diverse antibodies against such targets.

Problem. A partner approached us with a human target with 100% homology across mice, rats and humans. In addition, the human target had two related protein homologs, against which any discovered antibodies must discriminate.

Solution. In this campaign we deployed our proprietary and optimized immunization protocols to first generate a robust immune response in rodents. Next, we developed an high throughput single-cell screening strategy that used multiplexed fluorescence detection to find antibodies specific to the target, but that did not bind the two homologous proteins.

Result. We screened four million single cells from the immunized rodents and identified more than 1,900 target-specific antibodies, a hit-frequency that demonstrates a robust immune response breaking tolerance against a 100% homologous target. Of these hits, we identified 428 unique antibody leads with a degree of somatic hypermutation that indicates a mature and directed immune response against a difficult target.

Single Chain Antibody Discovery from Camelids

HcAbs are single-chain antibodies lacking light chains, found naturally in camelids such as llamas and alpacas (along with conventional paired heavy and light chain IgG antibodies, at approximately 50% frequency). HcAbs are valuable for various antibody-based therapeutics, such as bispecific antibodies, antibody-drug conjugates and CAR-Ts. In addition, the decreased complexity of having only single chains comprising the antibody molecules means they are more straightforward to produce and manufacture.

Problem. A partner needed to identify HcAbs from immunized llamas against transforming growth factor beta-3, or TGF-ß3, that could also discriminate between closely-related homologs, transforming growth factor beta-1, or TGF-ß1, and transforming growth factor beta-2, or TGF-ß2. The partner did not have the screening technology to identify antibodies with such restricted specificity.

Solution. We designed custom reagents to distinguish HcAbs from conventional IgGs in llamas and also designed custom assays to identify HcAbs specific to TGF-ß3 that could differentiate between TGF-ß1 and TGF-ß2. To find these rare antibodies, we deployed our deep screening platform and screened approximately 20 million single cells over four days to deeply mine the immune response. We identified 67 unique HcAbs, which is a <0.001% antigen specific HcAb hit frequency, indicating an exceedingly rare antibody. This illustrates the flexibility of our platform to discover non-conventional antibody modalities, from alternative species, and the depth required to find rare antibodies with very specific properties.

Human Immune Profiling

An important application of immune profiling is devising improved strategies for the prevention and treatment of viral pathogens such as influenza. Influenza is a recurring seasonal epidemic with major pandemic potential. A significant challenge in addressing influenza is that it is constantly changing. Seasonal strains that circulate in a population accumulate mutations that are influenced by the existing population immunity, resulting in the emergence of new strains for which existing vaccines are less effective. Even more concerning, novel strains can sometimes emerge when viruses that normally infect only animals rearrange their genes in a way that allow them to jump to the human population. Functional profiling human immune responses to influenza infection or vaccination may assist in developing antibody or vaccine products that help protect against serious influenza infections.

Problem. Deep sequencing technologies have been applied to broadly survey the diversity of antibody sequences generated during an immune response. However, such technologies do not indicate which antibodies bind to the target of interest, where they bind on the target or which are most protective against infection.

Solution. To identify antibodies against influenza that may be effective in passive immunotherapy treatments (highly specific and potently neutralizing) and vaccine development (recognizes multiple strains of influenza to inform vaccines that generate long-lasting immunity), we screened four million single cells from multiple human donors. We designed a custom multiplexed screening strategy to simultaneously profile antibodies for their binding profiles against four hemagglutinin proteins derived from H1N1, H2N3, H3N2 or H5N1 influenza strains. We then recovered single cells with desired binding properties for sequencing to determine their heavy and light chain sequences. For selected antibodies we then searched RepSeq data for related antibody sequences.

Results. Our influenza screen uncovered 19,920 influenza-specific antibodies, from which we recovered and sequenced 3,646. This resulted in 1,743 unique antibodies grouped within 860 clonal lineages. Through the combination of single-cell sequences and RepSeq data, we were able to construct detailed antibody lineages for virus-specific antibodies, and then to expand the number of selected virus-specific antibodies by approximately 50 times.

Research and Development—Platform Expansions

We have several active research efforts to expand the breadth and depth of our technology stack. In addition to research and development directed to improve the speed, efficiency, throughput and capabilities of our existing technologies, we have initiated the following platform development projects:

GPCR and Ion Channel Targets. We believe our immunization and screening platform provide us with a competitive advantage in the discovery of antibody against traditionally difficult multi-pass transmembrane proteins, including GPCRs and ion channels. To date we have successfully applied our technology to discover panels of hundreds of antibodies against these target classes, with the most advanced of these programs now at late-stage preclinical development. However, we believe further improvements at the Source and Engineer steps of our technology stack would allow us to more fully unlock the potential of these target classes. To this end, in 2019 we started a research and development group, Channel Bio, in Sydney Australia, that is developing technologies specifically for GPCR and ion channel targets.

Cell Line Development. Using our microfluidic single-cell screening platform, and based on patented clonal selection methods that we have exclusively licensed from UBC, we are developing optimized workflows that we believe may accelerate the development of clonal cell lines with increased productivity in the expression of antibodies.

CMC and GMP Antibody Manufacturing. We are planning a further facilities expansion of approximately 200,000 square feet that will support cell line development, process development and GMP manufacturing of antibody therapeutics. Upon completion of this facility, we expect to be able to support our partners from program initiation to fill-finish. We believe the integration of an optimized manufacturing process with our discovery and protein engineering capabilities will create synergies in speed and efficiency and will allow us to more rapidly test and validate new antibody therapeutic formats, including bispecific antibodies or antibody conjugates. We expect to have completed this facility and to have GMP manufacturing capabilities in commercial use in approximately three to four years. In April 2020, in support of this effort, we received a commitment for up to $125.6 million in financing from the Canadian government.

Competition

The market for technologies that enable the discovery and development of therapeutic antibodies, such as ours, is global, characterized by intense competition and subject to significant intellectual property barriers. The solutions and applications offered by our competitors vary in size, breadth and scope, and given the broad promise of antibody therapeutics, we face competition from many different sources, including companies developing single-cell screening technologies, antibody RepSeq and antibody engineering technologies, using a variety of business models, including the development of internal pipelines of therapeutics, technology licensing, and the sale of instruments and devices. We also face competition from integrated contract research organizations that use traditional hybridoma, phage, and yeast display technologies in discovery. Due to the significant interest and growth in antibody therapeutics more broadly, we expect the intensity of this competition to increase.

We are democratizing the industry by providing our partners of all sizes with access to our centralized operating system We seek to deliver a complete solution for our partners by providing uniquely integrated proprietary technologies that address each step in the discovery process, including immune RepSeq, single-cell analysis, AI, and transgenic rodent platforms. Many emerging and established life sciences companies have been built around technologies that focus on one or a limited number of these steps. Examples include:

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In the field of single-cell screening, we face technical competition from companies that provide access to similar technologies such as Berkeley Lights Inc., or Berkeley, HiFiBio Inc., Ligand Pharmaceuticals Inc. and Sphere Fluidics Ltd.

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In antibody RepSeq, we face technical competition from companies that provide access to similar technologies such as 10X Genomics Inc., Adaptive Biotechnologies Corp., Atreca Inc. and Distributed Bio Inc.

•	In bispecific antibody engineering, we face technical competition primarily from companies that provide access to similar technologies such as Abbvie Inc., Genmab A/S, Merus N.V. and Zymeworks Inc.

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In discovery using genetically engineered rodents, we face technical competition from companies that provide access to similar technologies such as Ablexis LLC, Crescendo Biologics Ltd., Harbour Antibodies BV, Kymab Ltd., Ligand Pharmaceuticals Inc., RenBio Inc. and Trianni Inc.

We also face direct business competition from companies that provide antibody discovery services using technologies such as hybridoma and display. Companies with discovery business models that include downstream payments include Adimab LLC, Distributed Bio Inc. and WuXi Biologics Inc. In addition, we compete with a variety of fee-for-service contract research organizations that provide services, in most cases using legacy technologies, that compete with one or more steps in our technology stack.

For a discussion of the risks we face relating to competition, see “Risk Factors—Risks Related to our Business and Strategy—The life sciences technology market is highly competitive, and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.”

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover the compositions of matter of our product candidates, their methods of use, related technology, and other inventions that are important to our business.

Our success depends in part on our ability to obtain and maintain intellectual property protection for the components of our technology stack and products arising from the same; to defend and enforce our patents, to preserve the confidentiality of our trade secrets, and to operate without infringing valid and enforceable patents and other proprietary rights of third parties; and to identify new opportunities for intellectual property protection.

As of September 30, 2020, we owned or exclusively licensed 38 issued or allowed patents and over 40 pending patent applications worldwide, which includes 27 issued U.S. patents and 15 pending U.S. patent applications. We own registered trademarks and trademark applications for AbCellera and Celium, in the U.S., Canada and Europe.

Obtaining patent protection is not the only method that we employ to protect our propriety rights. We also utilize other forms of intellectual property protection, including trademark, copyright, internal know how and trade secrets, when those other forms are better suited to protect a particular aspect of our intellectual property. Our belief is that our propriety rights are strengthened by our comprehensive approach to intellectual property protection. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality and invention assignment agreement upon accepting employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. We are diligent in taking precautions that our proprietary information is not released to third parties through the use of security measures. Our trade secrets encompass certain reagent compositions and concentrations, nucleic acid vector sequences and immunization protocols.

Data Rights

Our product to partners is data on the composition of matter of antibodies and their properties. We enter into contracts that allow us rights to use the data that we generate for the purpose of improving our technology stack and fueling machine-learning algorithms. We maintain strict firewall protocols so target-specific data derived from a client cannot be used to inform the discovery on another project by a different client.

Patent Portfolio

We have developed an expansive patent portfolio with claims related to multiple aspects of our technology stack, beginning with our first patent applications exclusively licensed from UBC, in 2013. We continuously assess new ways to improve our technology platform through license or acquisition of third-party patent portfolios, as was the case with our acquisitions of Lineage in 2017 and the OrthoMab platform from Dualogics in 2020, and our license agreement with Alloy Therapeutics in 2020.

Our patent prosecution strategy encompasses the pursuit of protection for our technology stack and tangentially related methods.

UBC License

In December 2013, we executed a license agreement with UBC, or the UBC License, to gain a worldwide, exclusive license to certain patents, or the UBC Patents, patented at UBC by Dr. Hansen and his team for the later of 20 years from the start date of the UBC License, or the expiry date of the last patent licensed under the UBC License. Under the terms of the UBC License, we have the right to sublicense a subset of the UBC Patents and a worldwide, exclusive license to UBC Improvements and/or Joint Improvements on these Patents solely in the antibody field of use. In addition, for a second subset of the UBC Patents, we have a worldwide, exclusive license to use and sublicense solely within the antibody field of use.

Under the terms of the UBC License, we paid a CAD $56,500 (USD $52,716) initial license fee and pay annual license fees to UBC during the term. We also pay UBC a low single-digit royalty on our revenue and a single-digit royalty of our sublicensing revenue. UBC was also granted a single-digit percent equity position our company.

Under the terms of the UBC License, in consultation with UBC we manage the filing, maintenance and prosecution of the licensed patents and we pay all costs associated with the same while we control all litigation associated with the licensed patents.

The UBC Core Patents

The UBC Core Patent license includes a patent family directed toward certain systems, devices and methods for microfluidic cell culture. This patent family includes four issued U.S. patents and one pending U.S. non-provisional patent application. Issued patents from this family are expected to expire no earlier than July 2031, absent any disclaimers or extensions available.

The UBC Core Patent license also includes a patent family directed toward systems and methods for assaying binding interactions between a protein produced by a single cell, e.g., an antibody produced by a single B cell, and a second biomolecule (e.g., antigen) in microfluidic chambers and devices. This patent family includes twelve issued U.S. patents and three pending U.S. non-provisional patent applications. Issued patents from this family are expected to expire no earlier than July 2031, absent any disclaimers or extensions available.

A patent family directed toward methods for assaying functional properties exhibited by a protein produced by a single cell, e.g., an antibody produced by a single B cell, and a second biomolecule (e.g., antigen) in microfluidic chambers and devices is also included in the UBC Core Patent license. This patent family includes patents issued in the U.S. and Australia and granted in Europe, as well as one pending U.S. non-provisional patent application and seven pending foreign counterpart patent applications. Issued patents from this patent family are expected to expire no earlier than March 2034, absent any disclaimers or extensions available.

Lastly, the UBC Core Patent license includes a patent family directed toward methods for determining lymphocyte receptor chain pairs, for example, antibody heavy and light chain pairs. This patent family includes an issued U.S. patent and a granted patent in Europe, as well as one pending U.S. non-provisional patent application and two pending foreign counterpart patent applications. Issued patents from this patent family are expected to expire no earlier than May 2035, absent any disclaimers or extensions available.

Lineage

The Lineage patent portfolio complements our single-cell microfluidic intellectual property with downstream methods of sequencing reaction preparation, immune RepSeq and analysis. The immune repertoire patents and applications that we obtained from Lineage form the basis for the sequencing technologies that we currently use in our technology stack.

Stanford License

Through our acquisition of Lineage, we obtained an exclusive license from Stanford University to patents and patent applications directed toward immune RepSeq. Our Stanford license includes one patent family directed toward methods of characterizing an immune repertoire. This patent family includes four issued U.S. patents and one granted patent in Europe, as well as one pending U.S. non-provisional patent application and one pending foreign counterpart patent application. Issued patents from this patent family are expected to expire no earlier than May 2031. The Stanford license also includes another patent family directed toward methods of characterizing immune response and vaccine selection. This patent family includes two issued U.S. patents and one pending U.S. non-provisional patent application. Issued patents from this patent family are expected to expire no earlier than February 2034, absent any disclaimers or extensions available.

In addition to the Stanford license, the acquisition of Lineage included a patent portfolio comprising four patent families. One patent family is directed toward methods of determining the immune repertoire of a subject. This patent family includes one granted patent in Europe, two pending U.S. non-provisional patent applications, and four pending foreign counterpart patent applications. Issued patents from this patent family are expected to expire no earlier than March 2034, absent any disclaimers or extensions available.

Another patent family is directed toward tagging target oligonucleotides. This patent family includes two issued U.S. patents, one issued patent in China, and two granted patents in Europe. This patent family also includes one pending U.S. non-provisional patent application and one pending foreign counterpart patent application. Issued patents from this patent family are expected to expire no earlier than March 2034, absent any disclaimers or extensions available.

An additional patent family is directed toward methods for detection of isotype profiles as signatures for disease. This patent family includes patents issued in Japan and China, as well as a patent granted in Europe. This patent family also includes three pending foreign counterpart patent applications. Issued patents from this patent family are expected to expire no earlier than September 2032, absent any disclaimers or extensions available.

Lastly, the Lineage patent portfolio includes a patent family directed toward compositions and methods for analyzing heterogeneous samples. This patent family includes a granted patent in Europe and an issued patent in Hong Kong. This family also includes one pending U.S. non-provisional patent application and three pending foreign counterpart applications. Issued patents from this patent family are expected to expire no earlier than September 2032, absent any disclaimers or extensions available.

OrthoMab

As part of our agreement to purchase certain assets from Dualogics related to its OrthoMab bispecific antibody platform, we were assigned Dualogics’ interests and rights to that certain Exclusive License Agreement between Dualogics and the University of North Carolina at Chapel Hill, effective February 22, 2019, or the UNC Agreement. Under the UNC Agreement, we have an exclusive license to UNC’s rights under three patent families.

One patent family is directed toward methods of producing a fragment, antigen binding (Fab). This patent family includes three issued U.S. patents and one patent granted in Europe. Issued patents from this patent family are expected to expire no earlier than March 2034, absent any disclaimers or extensions available.

Another patent family is directed toward IgG bispecific antibodies and processes for preparation. This patent family includes one issued U.S. patent, one pending U.S. non-provisional patent application, and one foreign counterpart patent application. Any patents that issue from this patent family are expected to expire no earlier than January 2036, absent any disclaimers or extensions available.

The last patent family is directed toward methods for producing Fabs and IgG bispecific antibodies. This patent family includes one pending U.S. and one pending foreign counterpart patent applications. Any patents that issue from this patent family are expected to expire no earlier than December 2037.

Under the terms of the OrthoMab asset purchase, we granted Dualogics a sublicense under the three patent families to develop, market, sell and otherwise commercialize its existing programs related to the OrthoMab technology.

AbCellera

We also aim to continue developing our product portfolio. We currently own several recently filed pending U.S. provisional patent applications directed toward methods for high throughput screening of multispecific antibody libraries and anti-coronavirus antibodies and methods of use. We plan to convert these applications and pursue additional protection domestically and internationally as appropriate.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In the countries in which we file, the patent term is 20 years from the earliest non-provisional filing date, subject to any disclaimers or extensions. The term of a patent in the United States can be adjusted due to any failure of the United States Patent and Trademark Office following certain statutory and regulation deadlines for issuing a patent.

In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for a portion of the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the original expiration of the patent. The protection provided by a patent varies from country to country, and is dependent on the type of patent granted, the scope of the patent claims, and the legal remedies available in a given country.

For a discussion of the risks we face relating to intellectual property, see “Risk Factors—Risks Related to our Intellectual Property—If we are unable to obtain and maintain sufficient intellectual property protection for our technology, including our platform and Celium, our proprietary antibody visualization software, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technologies or a platform similar or identical to ours, and our ability to successfully sell our data packages may be impaired.”

Commercial

A vast majority of our historical revenue reflects upfront payments from research programs. Our partnership agreements include: (i) payments for technology access and performance of research; (ii) downstream payments in the form of clinical and commercial milestones and (iii) royalties on net sales of therapeutics. We structure our agreements in a way that directly aligns our partners’ economic interest with our own. We believe the long-term value of our business will be driven by downstream milestone and royalty payments.

We forge partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies. Our partners are predominantly based in the United States and Europe. As of June 30, 2020, we had a total of 23 partners for whom we were conducting drug discovery activities. For the year ended December 31, 2019, two of our partners accounted for 47% and 15% of revenue, and 11 partners accounted for the remaining 38% of revenue. For the six months ended June 30, 2020, two of our partnerships accounted for 33% and 27% of revenue, and eight partnerships accounted for the remaining 40% of revenue.

Over the past year we have grown our workforce by 64%, moving from 106 to 174 full-time employees. As of September 30, 2020, we had 174 full-time employees in Canada, the United States and Australia, consisting of 81 scientists, 45 engineers and data scientists and 48 business professionals.

Our strategy involves:

•	creating more value with our existing partnerships by seeking to expand our single-program partnerships to multi-year, multi-target agreements

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working to forge new partnerships across our target customers, including large pharmaceutical companies, biotechnology companies of all sizes and non-profit and government organizations dedicated to drug development

•	adding capabilities and infrastructure to support full CMC activities and GMP manufacturing to provide our partners with a full solution from target to IND submission

•	investing in expanding our workforce and our facilities, and increasing efficiency through automation and software solutions

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maintaining our competitive advantage by undertaking extensive research and development to amplify and add capabilities in areas such as computation, protein engineering, immunization technologies, genetically engineered rodents and cell line selection

•	leveraging proprietary data sets obtained from our partnership programs and AI to increase the efficiency, speed, and capacity of our discovery programs

Until 2019, our sales and marketing function was limited, with only one dedicated business development person supported by two to three marketing staff. As of September 30, 2020, our sales and marketing team has grown to six professionals, with two dedicated business development persons supported by four marketing staff. Our sales and marketing team has been complemented with research and development staff attending a variety of scientific conferences, which has helped increase the business development pipeline. We plan to further expand our commercial sales, marketing and business development teams, increase our presence globally and increase marketing activities to drive awareness and adoption of our platform.

Employees

As of September 30, 2020, we had 174 full-time employees in Canada, the United States and Australia, consisting of 81 scientists, 45 engineers and data scientists and 48 business professionals. None of our employees are represented by a labor union or covered under a collective bargaining agreement. As of September 30, 2020, 158 of our employees were employed in Canada, 11 were employed in Australia and 5 were employed in the United States. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters and research and development facilities are located in Vancouver, British Columbia, where we lease approximately 32,000 square feet of space under leases expiring between 2022 and 2028. In 2021, we will be fixturing a new, dedicated corporate headquarters building currently under construction that will provide us with 48,000 square feet of additional lab and office space under a lease expiring in 2031. Channel Bio, our wholly-owned subsidiary, occupies a 2,100 square feet research and development lab in Sydney, Australia, with a lease that expires 2022. We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Government Regulation

Our focus is on the discovery of antibodies that our partners use to improve the speed and success of their drug discovery efforts; however, we ourselves are not currently involved in drug discovery, do not manufacture any products and do not conduct any clinical trials. As such, while we are subject to a number of regulations, such as those governing our laboratory facilities as well as regulations that apply to businesses in the private sector generally, we are not subject to many of the types of regulations that ordinarily apply to companies in the life sciences, biotechnology and pharmaceutical sectors and industries. However, we believe that the long-term success of our business depends, in part, on our partners’ ability to successfully develop and sell products using the antibodies that we discover. The regulations that govern our pharmaceutical and biotechnology partners are those we therefore believe have the most significant impact on our business.

Government authorities in the United States, at the federal, state and local level, and in the European Union and other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of pharmaceutical products, including biological products such as those that our partners develop. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Our partners will be subject to a variety of regulations in applicable jurisdictions governing, among other things, clinical studies and any commercial sales and distribution of their products. Whether or not our partners obtain FDA or EU approval for a product, they must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of the product in those countries. The requirements and process governing the conduct of clinical studies, product licensing, coverage, pricing and reimbursement vary from country to country.

We also are or may become subject to privacy laws in the jurisdictions in which we are established, have partners, or sell or market our products or run clinical trials. For example, we are or may become subject to privacy and data protection laws, including the EU’s General Data Protection Regulation, or GDPR, Canada’s Personal Information Protection and Electronic Documents Act, or PIPEDA, and the Health Insurance Portability and Accountability Act, HIPAA in the United States, among many others. We are or may become subject to Canada’s PIPEDA, and the analogous provincial laws, which similarly impose data privacy and security obligations on our processing of personal data. Our regulatory obligations in foreign jurisdictions could harm the use or cost of our solution in international locations as data protection and privacy laws and regulations around the world continue to evolve.

In Europe we are or may become subject to the GDPR (Regulation (EU) 2016/679), in relation to our processing and other use of personal data (i.e. data relating to an identifiable living individual). We may in the future process personal data in relation to participants in our clinical trials in the European Economic Area, including the health and medical information of these participants. The GDPR imposes accountability obligations requiring data controllers and processors to maintain a record of their data processing and implement policies as part of its mandated privacy governance framework. It also requires data controllers to be transparent and disclose to data subjects how their personal information will be used; imposes limitations on retention of personal data; introduces mandatory data breach notification requirements; and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities.

EU Member States may introduce further conditions, including limitations which could limit our ability to collect, use and share personal data (including health and medical information), or could cause our compliance costs to increase. In addition, the GDPR includes restrictions on cross-border data transfers. Certain aspects of cross-border data transfers under the GDPR are uncertain as the result of legal proceedings in the EU, including a recent decision by the Court of Justice for the European Union that invalidated the EU-U.S. Privacy Shield and, to some extent, called into question the efficacy and legality of using standard contract clauses. This may increase the complexity of transferring personal data across borders. Fines for certain breaches of the GDPR are significant: up to the greater of €20 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or other applicable privacy and data protection laws and regulations could result in regulatory investigations, reputational damage, orders change our use of data, enforcement notices, or potential civil claims including class action type litigation.

Further, the vote in the United Kingdom in favor of exiting the EU, referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. Specifically, while the Data Protection Act of 2018, which “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, aspects of data protection in the United Kingdom, such as the transfer of data from the European Economic Area to the United Kingdom, remain uncertain. During the period of “transition” (i.e., until December 31, 2020), EU law will continue to apply in the United Kingdom, including the GDPR, after which the GDPR will be converted into UK law. Beginning in 2021, the United Kingdom will be a “third country” under the GDPR.

In addition, California recently enacted the California Consumer Privacy Act, or CCPA, which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling certain personal data of consumers or households. The CCPA requires covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide such consumers new ways to opt-out of certain sales or transfers of personal information, and provide consumers with additional causes of action. The CCPA became effective on January 1, 2020, and (a) allows enforcement by the California Attorney General, with fines set at $2,500 per violation (i.e., per person) or $7,500 per intentional violation and (b) authorizes private lawsuits to recover statutory damages for certain data breaches. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, recently was certified by the California Secretary of State to appear on the ballot for the November 3, 2020 election. If this initiative is approved by California voters, the CPRA would significantly modify the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses.

Additional Regulation

In addition to the foregoing, provincial, state and federal U.S. and Canadian laws regarding environmental protection and hazardous substances affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Anti-Corruption Laws

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the Canadian Corruption of Foreign Public Officials Act and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities, such as the UK Bribery Act 2010 and the UK Proceeds of Crime Act 2002, collectively, Anti-Corruption Laws. Among other matters, such Anti-Corruption Laws prohibit corporations and individuals from directly or indirectly paying, offering to pay or authorizing the payment of money or anything of value to any foreign government official, government staff member, political party or political candidate, or certain other persons, in order to obtain, retain or direct business, regulatory approvals or some other advantage in an improper manner. We can also be held liable for the acts of our third party agents under the FCPA, the Canadian Corruption of Foreign Public Officials Act, the UK Bribery Act 2010 and possibly other Anti-Corruption Laws. In the healthcare sector, anti-corruption risk can also arise in the context of improper interactions with doctors, key opinion leaders and other healthcare professionals who work for state-affiliated hospitals, research institutions or other organizations.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. However, regardless of outcome, litigation can have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors.

We are currently involved in the following litigation matters:

The July 9, 2020 Delaware Action

On July 9, 2020, we filed suit against Berkeley in the U.S. District Court for the District of Delaware alleging that Berkeley directly infringes and indirectly causes infringement at least one claim of U.S. Patent Nos. 10,107,812; 10,274,494; 10,466,241; 10,578,618; 10,697,962; 10,087,408; 10,421,936 and 10,704,018. This case has been assigned to the Honorable Judge Richard Andrews. The complaint requests an order permanently enjoining Berkeley from making, using, offering to sell, selling or importing any process claimed in the asserted patents along with damages arising from Berkeley’s infringement.

The August 25, 2020 Delaware Action

On August 25, 2020, we filed a second suit against Berkeley in the U.S. District Court for the District of Delaware alleging that Berkeley directly infringes and indirectly causes infringement at least one claim of U.S. Patent Nos. 10,718,768; 10,738,270; 10,746,737; and 10,753,933. This case has been consolidated with our first suit for infringement and assigned to Judge Andrews. In this action we are also requesting an order permanently enjoining Berkeley from making, using, offering to sell, selling or importing any process claimed in the asserted patents along with damages arising from Berkeley’s infringement.

The September 16, 2020 Delaware Action

On September 16, 2020, we filed a third suit against Berkeley in the U.S. District Court for the District of Delaware alleging that Berkeley directly infringes and indirectly causes infringement at least one claim of U.S. Patent Nos. 10,775,376; 10,775,377 and 10,775,378. This case has been consolidated with our first and second suits for infringement and assigned to Judge Andrews. In this action we are also requesting an order permanently enjoining Berkeley from making, using, offering to sell, selling or importing any process claimed in the asserted patents along with damages arising from Berkeley’s infringement.

The 2020 Northern District of California Action

On August 24, 2020, Berkeley filed suit against us and our subsidiary Lineage in the U.S. District Court for the Northern District of California seeking (i) declaratory judgment of non-infringement of U.S. Patent No. 10,058,839, or the ’839 patent; (ii) a finding of unfair competition and false advertising under the Lanham Act and (iii) a finding of unfair business practices under the California Business and Professions Code. The complaint seeks a judgement of non-infringement of the ’839 patent on the first count and damages and injunctive relief related to the alleged unfair competition claims.

MANAGEMENT

The following table sets forth information about our executive officers and directors as of October 1, 2020.

Name	Age	Position(s)
Executive Officers
Carl L. G. Hansen, Ph.D.	46	Chief Executive Officer and Director
Andrew Booth	47	Chief Financial Officer
Véronique Lecault, Ph.D.	36	Chief Operating Officer and Director
Tryn Stimart	50	Chief Legal Officer and Corporate Secretary
Non-Employee Directors
Michael Hayden, Ph.D.	68	Director
John Edward Hamer, Ph.D.	62	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nomination and corporate governance committee

The following is a biographical summary of the experience of our executive officers and directors. There are no family relationships among any of our executive officers and directors.

Executive Officers

Carl L. G. Hansen, Ph.D. Dr. Hansen is our co-founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception in November 2012. Dr. Hansen was also a scientific co-founder of Precision NanoSystems Inc., a Vancouver-based private company developing next-generation delivery technology for genetic medicines founded in 2010, where Dr. Hansen also served as a member of the board of directors from January 2011 to September 2015 and continues to serve as a scientific advisor. Until August 2019, Dr. Hansen was a professor at the University of British Columbia, where he coauthored over 65 manuscripts in the fields of microfluidics, immunology, genomics and nanotechnology. Dr. Hansen also was a co-founder and served as a member of the board of directors of Resolution Diagnostics, a private genomics technology company, from May 2015 to April 2016. Prior to that, he served on the science advisory board of Fluidigm Corporation, a public company providing biotechnology tools, from January 2008 to January 2012. Dr. Hansen holds a Ph.D. in Applied Physics with a focus on Biotechnology from the California Institute of Technology, and a B.A.Sc. in Engineering Physics and Honors Mathematics from the University of British Columbia. We believe Dr. Hansen is qualified to serve on our board of directors because of the perspective and experience he brings as our Chief Executive Officer and as one of our co-founders.

Andrew Booth. Mr. Booth has served as our Chief Financial Officer since August 2019, and previously served as a member of our board of directors from June 2016 to August 2019. From February 2017 to July 2019, Mr. Booth also served as the Chief Commercial Officer of STEMCELL Technologies Inc., a Vancouver-based private biotechnology company, and as the Chief Financial Officer of STEMCELL Technologies from March 2013 to January 2017. Mr. Booth has also previously served as a member of the board of directors of various private companies in the life sciences sector. Mr. Booth holds an MBA from INSEAD, France, and a B.A.Sc. in Engineering Physics from the University of British Columbia.

Véronique Lecault, Ph.D. Dr. Lecault is our co-founder and has served in various positions with us since November 2012, most recently as our Chief Operating Officer since January 2019 and as a member of our board of directors since August 2018. Dr. Lecault has also served as Vice President of our wholly owned biotechnology subsidiary, Lineage Biosciences Inc., since January 2018. Dr. Lecault has also served as a director of our wholly owned Australian biotechnology subsidiary, Channel Biologics Pty., since September 2019. Dr. Lecault received her Ph.D. in Chemical and Biological Engineering from the University of British Columbia, where she co-invented the high-throughput microfluidic platform that is now part of our core technology. Dr. Lecault holds a B.A.Sc. in Chemical Engineering/Honours B.Sc. Biochemistry (Biotechnology) dual degree from the University of Ottawa. We believe Dr. Lecault is qualified to serve on our board of directors because of the perspective and experience she brings as an officer and as one of our co-founders.

Tryn Stimart. Mr. Stimart has served as our Chief Legal Officer and corporate secretary since August 2019. Prior to joining AbCellera, Mr. Stimart was a partner at Gibbons P.C., a law firm, from October 2016 to August 2019. From May 2013 to September 2016, Mr. Stimart was a partner at Womble Carlyle Sandridge, & Rice, LLP, a law firm. Mr. Stimart holds a J.D. from American University Washington College of Law, an M.Sc. in Chemistry from Old Dominion University, and B.Scs. degrees in Biochemistry and Genetics & Cell Biology from the University of Minnesota.

Non-Employee Directors

Michael Hayden, Ph.D. Dr. Hayden has served as a member of our board of directors since September 2019. Dr. Hayden has been the Chief Executive Officer of Prilenia Therapeutics B.V., a clinical stage biotechnology company since September 2018. From September 2012 to December 2017, Dr. Hayden served as Chief Science Officer and President of Global Research and Development at Teva Pharmaceutical Industries Ltd., a public pharmaceutical company. Dr. Hayden has founded a number of biotechnology companies, including Aspreva Pharmaceuticals Limited, a private pharmaceutical company; Neurovir Therapeutics, Inc., a private biopharmaceutical company; Xenon Pharmaceuticals Inc., a public clinical-stage biopharmaceutical company; 89bio, Inc., a public clinical-stage biopharma company; and Prilenia, a private clinical stage biotechnology startup. Dr. Hayden has served as a member of the board of directors for each of Ionis Pharmaceuticals Inc., a public biotechnology company, since September 2018; 89bio since April 2018, Aurinia Pharmaceuticals Inc., a public biopharmaceutical company, since February 2018, and Xenon Pharmaceuticals since November 1996. From September 2018 to June 2020, Dr. Hayden also served as the executive chairman of the board of directors of Prilenia. Dr. Hayden is also is a Killam Professor of Medical Genetics at the University of British Columbia, a Founder and Senior Scientist at the Centre for Molecular Medicine and Therapeutics, and a Canada Research Chair in Human Genetics and Molecular Medicine. Dr. Hayden holds an M.B., Ch.B. M.D. and a Ph.D. degree in Genetics from the University of Cape Town. He is board certified by the American Society of Internal Medicine and Medical Genetics. He is also certified by the Royal College of Physicians of Canada (Internal Medicine). We believe Dr. Hayden is qualified to serve on our board of directors because of his academic background, as well as his extensive experience as a director and executive officer of both publicly and privately held biotechnology and biopharmaceutical companies.

John Edward Hamer, Ph.D. Dr. Hamer has served as a member of our board of directors since September 2018. Since April 2018, Dr. Hamer has also been a managing general partner of DCVC Bio, a San Francisco venture capital fund focused on investing in life sciences companies. Dr. Hamer served as managing partner and founder of Monsanto Growth Ventures, a venture capital fund, from September 2012 to April 2018. In October 2003, Dr. Hamer founded Arête Therapeutics Inc., a private biotechnology company, and served as Chief Executive Officer until February 2006. Prior to his career in venture capital, Dr. Hamer was an entrepreneur, initially at Paradigm Genetics, Inc., a biotechnology company, from August 1998 to December 2003, where he joined as a visiting scientist before becoming Chief Science Officer and eventually President and Chief Executive Officer following the company’s initial public offering. Dr. Hamer holds a Ph.D. in Microbiology from the University of California at Davis, an M.Sc. in Biological Sciences from the University of Windsor, and a B.Sc. in Biology from the University of Windsor. We believe Dr. Hamer is qualified to serve on our board of directors because of the perspective and experience he brings as an entrepreneur and venture capitalist, as well his experience as an executive officer of biotechnology companies.

Family Relationships and Other Arrangements

There are no family relationships among any of our directors or executive officers. John Edward Hamer, Ph.D. was designated as a director to our board of directors by the majority of the holders of preferred stock pursuant to our voting agreement, which will terminate upon the closing of this offering.

Board Composition and Election of Directors

Board Composition

Our board of directors currently consists of four members, each of whom is a member pursuant to the board composition provisions of our articles and agreements with our shareholders, which agreements are described in the section of this prospectus titled “Certain Relationships and Related Person Transactions.” These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy.

Staggered Board Provisions

Under our new articles, for the purposes of facilitating staggered terms of the directors on the board, the following provisions, or the staggered board provisions, shall apply:

(i)	directors shall initially hold office for a one-year term expiring on our first annual general meeting following the date of the effectiveness of our new articles;

(ii)	directors shall initially hold office for a two-year term expiring on our second annual general meeting following the date of effectiveness of our new articles; and

(iii)	the remaining number of directors shall initially hold office for a three-year term expiring on our third annual general meeting following the date of effectiveness of our new articles.

At every annual general meeting and in every unanimous shareholder resolution in lieu thereof, all of the directors whose terms expire shall cease to hold office immediately before the election or appointment of directors, but are eligible for re-election or re-appointment. The shareholders entitled to vote at the annual general meeting for the election of directors may elect, or in a unanimous resolution appoint, the number of directors required to fill any vacancies created, which vacancies have not already been filled as otherwise permitted in the articles. The directors will hold office for the applicable terms contemplated in the staggered board provisions. Upon resignation of a director, the remaining directors may fill the casual vacancy resulting from such resignation for the remainder of the unexpired term.

Following the effectiveness of our new articles, we anticipate that the initial terms of office for each of the directors will be as follows:

(i)	will have one year terms expiring on the first annual general meeting following the date our new articles become effective;

(ii)	will have two year terms expiring on the second annual general meeting following the date our new articles become effective; and

(iii)	will have three year terms expiring on the third annual general meeting following the date our new articles become effective.

Replacement or Removal of Directors

Under the BCBCA and our new articles, a director may be removed with or without cause by a special resolution passed by a special majority (being two-thirds) of the votes cast by shareholders present in person or by proxy at a duly convened meeting and who are entitled to vote.

To the extent directors are elected or appointed to fill casual vacancies or vacancies arising from the removal of directors, in both instances whether by shareholders or directors, the directors shall hold office until the remainder of the unexpired portion of the term of the departed director that was replaced.

Advance Notice Provisions

We will include certain “advance notice” provisions with respect to the election of our directors in our articles that will be in effect on closing of this offering. These provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all our shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow our shareholders to vote on an informed basis. Only persons who are nominated by shareholders in accordance with our advance notice provisions will be eligible for election as directors at any annual meeting of our shareholders, or at any special meeting of our shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under our advance notice provisions, a shareholder wishing to nominate a director would be required to provide us with notice, in a prescribed form and within prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided that if the first public announcement of the date of the annual meeting of shareholders, which we refer to as the notice date, is less than 50 days before the meeting date, not later than the close of business on the 10th day following the notice date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the notice date.

Director Independence

We intend to apply to list our common shares on The Nasdaq Global Market. Under the Nasdaq Stock Market LLC, or Nasdaq, Marketplace Rules, or the Nasdaq Listing Rules, independent directors must comprise a majority of a listed company’s board of directors within twelve months from the date of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors has undertaken a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that                 and                  are independent directors, including for purposes of Nasdaq and the SEC rules. In making that determination, our board of directors considered the relationships that each director has with us and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital shares by each director, including non-employee directors that are affiliated with certain of our major shareholders. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable Nasdaq Listing Rules and the rules and regulations of the SEC.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part that outlines a process for our shareholders to send communications to the board of directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. We believe that the composition and functioning of all of our committees will comply with the applicable Nasdaq Listing Rules, SOX, and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the consummation of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website www.abcellera.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will consist of                ,                and                 and will be chaired by                 . The functions of the audit committee will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC, the Nasdaq Listing Rules. Our board of directors has determined that                 qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that                has previously had with public reporting companies, including service as a Chief Financial Officer of other public and private companies. Our board of directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC, the Nasdaq Listing Rules and applicable Canadian laws. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will consist of                ,                and                 and will be chaired by                . The functions of the compensation committee upon the closing of this offering will include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Listing Rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Each member of our compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our nominating and corporate governance committee will consist of                ,                and                 and will be chaired by                . The functions of the nominating and corporate governance committee will include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is, or has at any time during the prior three years been, one of our officers or employees. None of our executive officers currently serve, or have in the past fiscal year served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

Our board of directors intends to adopt, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, a Code of Business Conduct and Ethics in connection with this offering. The Code of Business Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants.

We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics and our Code of Ethics on our website identified below. Upon the closing of this offering, the full text of our Code of Business Conduct and Ethics and our Code of Ethics will be posted on our website at

www.abcellera.com. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

Limitations on Liability and Indemnification Agreements

We are governed by the Business Corporations Act (British Columbia), or BCBCA. Under the BCBCA, and our new articles that will be in effect upon the closing of this offering, we may (or must, in the case of our articles) indemnify all eligible parties against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of indemnity contained in our articles.

For the purposes of such an indemnification:

“eligible party,” in relation to the Company, means an individual who

•	is or was a director or officer of the Company;

•	is or was a director or officer of another corporation

•	at a time when the corporation is or was an affiliate of the Company, or

•	at the request of the Company; or

•

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and includes the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“ eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

•	is or may be joined as a party, or

•	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

•

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its articles;

•

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its articles;

•

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Company or the associated corporation, as the case may be; or

•

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

•	indemnify the eligible party in respect of the proceeding; or

•	pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

•	order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

•	order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

•	order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company;

•	order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section; or

•	make any other order the court considers appropriate.

The BCBCA and our articles that will be in effect upon the completion of this offering authorize us to purchase and maintain insurance for the benefit of an eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company, a current or former affiliate of the Company or a corporation, partnership, trust, joint venture or other unincorporated entity at the request of the Company.

In addition, we have entered, or intend to enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the BCBCA and our articles.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our articles and these indemnity agreements are necessary to attract and retain qualified persons as directors and officers. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

This description of the indemnification provisions of our articles and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

Overview

The following discussion contains forward-looking statements that are based on our current plans and expectations regarding our future compensation programs. The actual amount and form of compensation that we pay and the compensation policies and practices that we adopt in the future may differ materially from the currently-planned programs that are summarized in this discussion.

The compensation provided to our named executive officers for the fiscal year ended December 31, 2019 is detailed in the 2019 Summary Compensation Table and accompanying footnotes and narrative that follow. Our named executive officers for the fiscal year ended December 31, 2019, which consists of our Chief Executive Officer and our two most highly-compensated individuals (other than our Chief Executive Officer) who were serving as executive officers on December 31, 2019, are:

•	Carl L.G. Hansen, Ph.D., our Chief Executive Officer;

•	Andrew Booth, our Chief Financial Officer; and

•	Tryn T. Stimart, our Chief Legal Officer & Corporate Secretary.

2019 Summary Compensation Table

The following table provides information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the fiscal year ended December 31, 2019. The USD amounts below are based on a weighted-average exchange ratio of CAD $1.31544:USD $1.00 for the reporting period as set forth on Bloomberg.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Carl L.G. Hansen, Ph.D. Chief Executive Officer	2019	177,381		72,517			—	—	—	249,898

Andrew Booth Chief Financial Officer	2019	95,745	(2)	34,361	(2)		1,440,830	—	—	1,570,936

Tryn Stimart Chief Legal Officer	2019	115,152	(3)	17,500	(3)		519,218	—	—	651,869

(1)	The amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers during the 2019 fiscal year, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 10 of our financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the stock options or any sale of the underlying common shares.
(2)	Mr. Booth commenced employment on August 22, 2019, and his salary and bonus were pro-rated accordingly. In connection with Mr. Booth’s employment, he received a signing bonus equal to $15,204.
(3)	Mr. Stimart commenced employment on August 22, 2019, and his base salary and bonus were pro-rated accordingly.

Narrative to Summary Compensation Table

Base Salaries

From January 1, 2019 through August 31, 2019, the annual base salary for Dr. Hansen was $152,040, which increased to $228,061 effective as of September 1, 2019. Messrs. Booth and Stimart both commenced employment with the Company on August 22, 2019, and their annual base salaries during 2019 were $266,071 and $320,000, respectively.

Annual Bonuses

During the fiscal year ended December 31, 2019, our named executive officers were eligible to earn a discretionary annual bonus based on the achievement of certain Company performance objectives and/or individual performance. For the fiscal year ended December 31, 2019, the target annual bonuses for Dr. Hansen and Messrs. Booth and Stimart were 30%, 20% and 20%, respectively, of the applicable named executive officer’s annual base salary, prorated as applicable based on their commencement date.

Equity Compensation

During the fiscal year ended December 31, 2019, we granted stock option awards to each of our named executive officers (other than Dr. Hansen), as described in more detail in the “Outstanding equity awards at fiscal 2019 year-end” table.

Perquisites or Personal Benefits

We generally do not provide significant perquisites or personal benefits to our employees with an aggregate equal to or greater than $10,000, other than reimbursement for relocation expenses. None of our named executive officers received such perquisites or personal benefits during the 2019 fiscal year.

Executive Employment Arrangements

We initially entered into an offer letter with each of the named executive officers in connection with his employment with us, which set forth the terms and conditions of his employment. The USD amounts below are based on a weighted-average exchange ratio of CAD $1.31544:USD $1.00 for the reporting period as set forth on Bloomberg.

Offer Letters in Place During the Fiscal Year Ended December 31, 2019 for Our Named Executive Officers

Carl L.G. Hansen, Ph.D.

On August 1, 2019, we entered into a continuation of employment letter with Dr. Hansen, who currently serves as our Chief Executive Officer. The offer letter, effective as of September 1, 2019, provides for Dr. Hansen’s initial annual base salary of CAD $300,000 (USD $228,061), initial target annual bonus opportunity equal to 30% of Dr. Hansen’s base salary, a CAD $5,392 (USD $4,099) sign-on bonus, one pair of Air Jordan basketball shoes, and his ability to participate in our employee benefit plans generally. Dr. Hansen’s offer letter also provides that if he voluntarily resigns from the Company, he must provide the Company with three months’ prior written notice, which the Company may waive and provide payment of base salary in lieu of such notice. In addition, in the event of a termination of his employment by the Company without “cause” (as defined in Dr. Hansen’s offer letter), Dr. Hansen will be entitled to a severance benefit equal to his base salary for a period of six (6) months plus an additional month for every year of service rendered to the Company, up to a maximum of 18 months. If, within 12 months following a “change in control” (as defined in Dr. Hansen’s offer letter) of the Company, Dr. Hansen’s employment is terminated by the Company without cause, he will be entitled to a severance benefit equal to 24 months of base salary and benefits continuation, as well as full accelerated vesting of all unvested and outstanding equity awards. In the event of a resignation or termination of Dr. Hansen’s employment by the Company for cause, for a period of 12 months following such resignation or termination, the Company will have the right to repurchase 25% of Dr. Hansen’s founder shares at a price of 50% of the “Series A preferred price” (as defined in Dr. Hansen’s offer letter) if the resignation or termination occurs between September 1, 2020 and August 1, 2021. Dr. Hansen is subject to a perpetual non-disclosure of confidential information covenant, an assignment of intellectual property covenant and one (1) year non-compete and non-solicitation of clients and employees covenants following his termination from employment.

The Company entered into a five-year loan agreement with Dr. Hansen on March 18, 2019, which provided Dr. Hansen with a principal loan amount of CAD $2,000,000 (USD $1,520,404), plus annual compounded interest, to assist Dr. Hansen with the financing of a residential property and his termination of employment with the University of British Columbia. The loan was secured by “pledged shares” (as defined in the loan agreement). The loan has been fully repaid by Dr. Hansen.

Andrew Booth

On April 12, 2019, we entered into an offer letter with Mr. Booth, who currently serves as our Chief Financial Officer. The offer letter, effective as of August 22, 2019, provides for Mr. Booth’s initial annual base salary of CAD $350,000 (USD $266,071), initial target annual bonus of 20% of Mr. Booth’s base salary, one pair of Air Jordan basketball shoes, a stock option award for 555,000 of our common shares, a CAD $20,000 (USD $15,204) sign-on bonus, as well as his ability to participate in our employee benefit plans generally. Mr. Booth’s offer letter also provides that if he voluntarily resigns from the Company, he must provide the Company with three months’ prior written notice, which the Company may waive and provide payment of base salary in lieu of such notice. In addition, in the event of a termination of his employment by the Company without “cause” (as defined in Mr. Booth’s offer letter), Mr. Booth will be entitled to a severance benefit equal to his base salary for a period of six (6) months plus an additional month for every year of service rendered to the Company, up to a maximum of 12 months. If, within 12 months following a “change in control” (as defined in Mr. Booth’s offer letter) of the Company, Mr. Booth’s employment is terminated by the Company without cause, he will be entitled to a severance benefit equal to 24 months of base salary and benefits continuation, as well as full accelerated vesting of all unvested and outstanding equity awards. Mr. Booth is subject to a perpetual non-disclosure of confidential information covenant, an assignment if intellectual property covenant and one (1) year non-compete and non-solicitation of clients and employees covenants following his termination from employment.

Tryn T. Stimart, Esq.

On July 10, 2019, we entered into an offer letter with Mr. Stimart, who currently serves as our Chief Legal Officer. The offer letter, effective as of August 22, 2019, provides for Mr. Stimart’s initial annual base salary of $320,000, initial target annual bonus of 20% of Mr. Stimart’s base salary, a stock option award for 200,000 of our common shares, up to $30,000 for relocation expenses (which Mr. Stimart has not yet incurred), a loan for $200,000 (as described below), as well as his ability to participate in our employee benefit plans generally. Mr. Stimart’s offer letter also provides that if he voluntarily resigns from the Company, he must provide the Company with three months’ prior written notice, which the Company may waive and provide payment of base salary in lieu of such notice. In addition, in the event of a termination of his employment by the Company without “cause” (as defined in Mr. Stimart’s offer letter), Mr. Stimart will be entitled to a severance benefit equal to his base salary for a period of six 6 months plus an additional month for every year of service rendered to the Company, up to a maximum of 12 months. Mr. Stimart is subject to a perpetual non-disclosure of confidential information covenant, an assignment if intellectual property covenant and one (1) year non-compete and non-solicitation of clients and employees covenants following his termination from employment.

Pursuant to Mr. Stimart’s offer letter, the Company entered into a loan agreement with Mr. Stimart on July 12, 2019, which provided Mr. Stimart with a principal loan amount of $200,000, plus annual compounded interest.

Outstanding Equity Awards at Fiscal 2019 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2019.

	Option Awards(1)
Name	Grant Date		Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(2)	Option Expiration Date
Carl L.G. Hansen, Ph.D.	—		—	—	—	—	—	—

Andrew Booth	8/3/16	(3)(4)	6/15/16	45,000	45,000	—	1.90	6/15/26
	10/30/19	(5)	8/22/19	—	355,000	—	3.25	8/22/29
	10/30/19	(6)	8/22/19	—		200,000	3.25	8/22/29

Tryn Stimart	10/30/19	(7)	8/22/19	—	200,000	—	3.25	8/22/29

(1)	Each stock option award was granted under our Pre-IPO Plan.
(2)	Per share exercise price has been converted from CAD to USD based on a weighted-average exchange ratio of CAD $1.31544:USD $1.00 for the reporting period as set forth on Bloomberg.
(3)	One-sixth of the shares subject to the stock option vest annually beginning on the one year anniversary of the vesting commencement date, subject to the named executive officer’s continuous service relationship with us through each such date. Additionally, upon a “Change in Control” (as defined in the stock option agreement), the stock option shall immediately vest in full and be fully exercisable.
(4)	This stock option was granted to Mr. Booth while he served as a non-employee member of the Board and prior to his commencement of employment as our Chief Financial Officer on August 22, 2019.
(5)	One-fourth of the shares subject to the stock option vests on the one year anniversary of the vesting commencement date and the remaining vests in equal quarterly installments for the next three years, subject to the named executive officer’s continuous service relationship with us through each such date. Additionally, upon a “Change in Control” (as defined in the stock option agreement), the stock option shall immediately vest in full and be fully exercisable.
(6)	The stock option vested upon the closing of a Series A2 financing with a value greater than $30 million, subject to the named executive officer’s continuous service relationship with us through such date.
(7)	One-fourth of the shares subject to the stock option vests on the one year anniversary of the vesting commencement date and the remaining vests in equal quarterly installments for the next three years, subject to the named executive officer’s continuous service relationship with us through each such date. Additionally, upon a “Change in Control” (as defined in the stock option agreement), the stock option shall immediately vest in full and be fully exercisable.

Employee Benefits and Equity Compensation Plans

Fifth Amended and Restated Stock Option Plan

We maintain the AbCellera Biologics Inc. Fifth Amended and Restated Stock Option Plan, our “Pre-IPO Plan”, which was most recently approved by our board of directors on March 23, 2020. The Pre-IPO Plan allows for the grant of options (and for U.S. participants, either incentive stock options and/or nonstatutory stock options) to employees, directors, and consultants, subject in each case to compliance with applicable tax laws.

As of September 1, 2020, options to purchase 4,334,300 common shares were outstanding under the Pre-IPO Plan.

We have reserved an aggregate of 5,446,231 common shares for the issuance of awards under the Pre-IPO Plan. The maximum number of common shares available for incentive stock option grants is 1,500,000 common shares. When options expire or otherwise terminate for any reason without having been exercised in full, the common shares subject to such options will be added back into the number of common shares reserved for issuance under the Pre-IPO Plan.

The Pre-IPO Plan is currently administered by our Chief Executive Officer, on the instructions of our board of directors. Our board of directors has full power to construe and interpret the plan, select, from among the individuals eligible for options, the individuals to whom options will be granted and to determine the specific terms and conditions of each options, all subject to the provisions of the Pre-IPO Plan.

The per share exercise price of each option will be determined by our board of directors but may not be less than market value on the grant date. The term of each option, unless otherwise specified by the board of directors to be an earlier date, will expire 10 years from the grant date. When an option holder’s service relationship with the Company ends for any reason, other than termination for Cause (as defined in the Pre-IPO Plan), then any vested options will generally expire 90 days from such termination. In the event that an option holder dies, the vested portion of their options generally expire twelve months after the date of the option holder’s death. Lastly, in the event that an option holder becomes permanently disabled, any vested portion of their option generally expire six months after the date of disability. Unless otherwise specified by the board of directors at the time of grant, options will generally vest over a three year period whereby one quarter of the shares subject to the option shall vest immediately upon grant, and the remaining share shall vest in equal thirds on each of the three anniversaries of the grant date. Unless otherwise determined by our board of directors, the vesting of options shall be suspended during any Company-approved or statutory leave of absence taken by the holder of an option. Options intended to qualify as incentive stock options under Section 422 of the Code are subject to additional provisions as required under Section 422 of the Code and set forth in our Pre-IPO Plan. The Pre-IPO Plan provides that participants may exercise their options by paying with a certified check or bank draft payable to the Company. Option holders who exercise their options must, if required by our board of directors, execute certain voting, co-sale and/or other agreements as requested.

The Pre-IPO Plan provides that prior to the completion of an initial public offering, our board of directors, the regulatory authorities, or the underwriter may require termination of all outstanding options. In this event, the Company may provide notice to option holders that the unvested portions of their options will immediately vest in full and that the option will expire 30 days following the date of such notice. In the event the Company does not complete its initial public offering, the Company will, to the extent reasonably practicable, grant to the option holder an option equivalent (including the original vesting terms, if any).

In the event of a Substantial Sale (as defined in the Pre-IPO Plan), where more than 66 2/3% of the shares of the Company are sold to a purchaser, and such purchaser offers to buy any outstanding options, an option holder must sell their options to the purchaser for the per share price to be paid by the purchaser minus the exercise price and multiplied by the number of shares subject to the option. If an option holder does not sell their options, then such options will expire, terminate, and eb cancelled upon completion of the Substantial Sale. In the event of a share consolidation, subdivision, conversion, exchange, reclassification or any substitution pertaining to our common shares, the our board of directors has the power to make any necessary adjustments as they deem appropriate.

The Pre-IPO Plan generally does not allow for the transfer or assignment of options; however, option holders may deliver an option direction to the Company to direct the Company to grant options to certain permitted assignees.

Our board of directors may amend or terminate the Pre-IPO Plan at any time in its sole discretion; provided that, no such amendment or termination will alter the terms and conditions of any option, or impair the rights of any option holder pursuant to options granted prior to such amendment or termination. Our board of directors may retrospectively amend the Pre-IPO Plan, and with the consent of affected option holders, may retrospectively amend the terms and conditions of any previously-granted options.

DIRECTOR COMPENSATION

Prior Non-Employee Director Compensation Program

During the fiscal year ended December 31, 2019, we did not provide any compensation to our employee directors or non-employee director affiliated with DCVC Bio for their services on our board of directors and did not have a formal program for compensating our other non-employee directors. As of December 31, 2019, Dr. Hamer did not hold any outstanding equity awards and Dr. Lecault held options to purchase 200,000 common shares, which were granted to her as an employee of the Company.

Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors during the fiscal year ended December 31, 2019. Dr. Hansen, who is our Chief Executive Officer, did not receive any additional compensation for his service as a director. The compensation received by Dr. Hansen, as a named executive officer of our company, is presented in “Executive Compensation—2019 Summary Compensation Table” above. Dr. Lecault received consideration solely in her capacity as our Chief Operating Officer, and such compensation would have been reported under Item 402 of Regulation S-K as compensation earned for services to us if she was a named executive officer as defined in Item 402 of Regulation S-K, and such compensation has been approved by our board of directors upon the recommendation of a group of independent directors.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)	All Other Compensation ($)	Total ($)
Michael Hayden(1)	13,297	(2)	280,378	—	293,674

(1)	Genworks 2 has been granted stock options for Dr. Hayden’s service on our board of directors. As of December 31, 2019, Genworks 2 held options to purchase 108,000 common shares.
(2)	The USD amount is based on a weighted-average exchange ratio of CAD $1.31544:USD $1.00 for the reporting period as set forth on Bloomberg.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of transactions or series of transactions since January 1, 2017, to which we were or will be a party, in which:

•	the amount involved in the transaction exceeds, or will exceed the lesser of (1) $120,000 or (2) 1% of the average of our total assets for the last two completed fiscal years; and

•

in which any of our executive officers, directors or holders of 5% or more of any class of our share capital, or the immediate family members of, or any person sharing the household with, the foregoing persons, or any affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for our named executive officers and our directors are described elsewhere in this prospectus under the sections titled “Executive Compensation” and “Director Compensation.”

Private Placements of Securities

Series A1 Convertible Preferred Share Financing

In August 2018, we issued and sold an aggregate of 2,105,264 Series A1 convertible preferred shares at a purchase price of $3.66 per share, for an aggregate amount of approximately $7.7 million. The following table summarizes the Series A1 convertible preferred shares purchased by related persons.

Purchaser	Series A1 Convertible Preferred Shares Purchased	Aggregate Purchase Price ($)
DCVC Bio, L.P.(1)	2,105,264	$7,702,383

Total	2,105,264	$7,702,383

(1)	John Edward Hamer, Ph.D., a member of our board of directors, is a Managing Partner at DCVC Bio, L.P.

Series A2 Convertible Preferred Share Financing

In March 2020, we issued and sold an aggregate of 6,017,784 Series A2 convertible preferred shares at a purchase price of $12.4631 per share for an aggregate amount of approximately $75 million. The following table summarizes the Series A2 convertible preferred shares purchased by related persons.

Purchaser	Series A2 Convertible Preferred Shares Purchased	Aggregate Purchase Price ($)
DCVC Bio, L.P.(1)	802,371	$10,000,030
OrbiMed Royalty & Credit Opportunities III, LP(2)	802,371	$10,000,030
Viking Global Opportunities Illiquid Investments Sub-Master LP(3)	1,604,742	$20,000,060
Entities affiliated with Baker Brothers(4)	802,371	$10,000,030
Entities affiliated with Thiel Capital(5)	802,371	$10,000,030
Eli Lilly and Company(6)	401,186	$5,000,021
Harvard Management Private Equity Corporation(7)	401,186	$5,000,021
Regents of the University of Minnesota(8)	401,186	$5,000,021

Total	6,017,784	$75,000,243

(1)	John Edward Hamer, Ph.D., a member of our board of directors, is a Managing Partner at DCVC Bio, L.P.
(2)	OrbiMed Royalty & Credit Opportunities III, LP is a holder of 5% or more of our Series A2 convertible preferred shares.

(3)	Viking Global Opportunities Illiquid Investments Sub-Master LP is a holder of 5% or more of our Series A2 convertible preferred shares.
(4)	Baker Brothers Life Sciences, L.P. and 667, L.P. together hold 5% or more of our Series A2 convertible preferred shares.
(5)	ABE Investments LLC, The Founders Fund VII Principals Fund, LP, The Founders Fund VII, LP, The Founders Fund VII Entrepreneurs Fund, LP, Scott Nolan, Pai Family Trust, and Apeiron SICAV Ltd. Presight Capital Fund ONE together hold 5% or more of our Series A2 convertible preferred shares.
(6)	Eli Lilly and Company is a holder of 5% or more of our Series A2 convertible preferred shares.
(7)	Harvard Management Private Equity Corporation is a holder of 5% or more of our Series A2 convertible preferred shares.
(8)	Regents of the University of Minnesota is a holder of 5% or more of our Series A2 convertible preferred shares.

Agreements with Shareholders

In connection with our Series A1 preferred share financing and our Series A2 preferred share financings, we entered into investors’ rights, voting, right of first refusal and co-sale agreements, as well as share exchange agreements, containing registration rights, information rights, voting rights and rights of first refusal, among other things, with holders of our preferred shares and certain holders of our common shares. See the section titled “Description of Share Capital” appearing elsewhere in this prospectus for more information.

In February 2014, we entered into a shareholders agreement with certain holders of our common shares containing, among other things, transfer restrictions, required voting for a director, and obligations of non-competition and non-solicitation on certain holders of our capital shares. Pursuant to the agreement, we or our assignees have a right to purchase shares which certain shareholders propose to sell or transfer to other parties. Prior to the completion of this offering, the agreement will terminate and the restrictions on the transfer of our capital shares set forth in the agreement will no longer apply.

Executive Officers and Directors Compensation

See the sections titled “Executive Compensation” and “Director Compensation” appearing elsewhere in this prospectus for information regarding compensation arrangements and share option grants for our executive officers and our directors.

Loans to Officers

On March 18, 2019, we entered into a loan agreement with our Chief Executive Officer, Carl L.G. Hansen, Ph.D., which provided Dr. Hansen with a principal loan amount of CAD $2,000,000 (USD $1,520,404), plus annual compounded interest, to assist Dr. Hansen with the financing of a residential property and his termination of employment with the University of British Columbia. The loan was secured by “pledged shares” (as defined in the loan agreement). As of September 30, 2020, the loan has been fully repaid by Dr. Hansen.

On July 12, 2019, we entered into a loan agreement with our Chief Legal Officer, Tryn Stimart, which provided Mr. Stimart with a principal loan amount of USD $200,000, plus annual compounded interest.

Stock Transfers

On June 11, 2020, Viking Global, a holder of more than 5% of our share capital, purchased an aggregate of 267,456 of our outstanding common shares from Carl L.G. Hansen, Ph.D., our Chief Executive Officer, the Hankla Family Trust, of which Dr. Hansen and his spouse are joint trustees, and Thermopylae Holdings Ltd., an entity wholly owned by Dr. Hansen, at a purchase price of $11.2168 per share, for an aggregate purchase price of approximately $3.0 million.

On April 29 and April 30, 2020, certain third parties and an existing shareholder purchased an aggregate of 55,145 of our outstanding common shares from the Slomo Family Trust, of which Véronique Lecault, Ph.D., our Chief Operating Officer, is a co-trustee, at a purchase price of $11.2168 per share, for an aggregate purchase price of approximately $618,550.

Indemnification Agreements

In connection with this offering, we intend to enter into new agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Canadian law.

Policies for Approval of Related Party Transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction were disclosed to our board of directors prior to their consideration of such transaction, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approved the transaction. Further, when shareholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction were disclosed to the shareholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that will provide that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of (i) $120,000 or (ii) 1% of total assets, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common shares, in each case since the beginning of the most recently completed year, and their immediate family members.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 30, 2020, information regarding the beneficial ownership of our common shares by:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our share capital.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common shares if that person has a right to acquire ownership within 60 days by the exercise of options or the conversion of our convertible preferred shares. A person is also deemed to be a beneficial owner of our common shares if that person has or shares voting power, which includes the power to vote or direct the voting of our common shares, or investment power, which includes the power to dispose of or to direct the disposition of such capital shares. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all common shares shown as beneficially owned by the shareholder.

Percentage of beneficial ownership in the table below is based on              common shares deemed to be outstanding as of September 30, 2020, assuming the automatic conversion of all of our outstanding convertible preferred shares into              common shares immediately prior to the completion of this offering. The table below assumes that the underwriters do not exercise their option to purchase additional shares. Common shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 2020 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is c/o AbCellera Biologics Inc., 2215 Yukon Street, Vancouver, BC V5Y 0A1.

	Common Shares Beneficially Owned	Percentage of Shares Outstanding
		Before Offering		After Offering
5% or Greater Shareholders
Thermopylae Holdings Ltd.			%		%
DCVC Bio, L.P.
Viking Global Opportunities Illiquid Investments Sub-Master LP
Named Executive Officers and Directors
Carl L.G. Hansen, Ph.D.			%		%
Andrew Booth
Tryn T. Stimart
Véronique Lecault, Ph.D.
Michael Hayden, Ph.D.
John Edward Hamer, Ph.D.
All executive officers and directors as a group (6 persons)			%		%

DESCRIPTION OF SHARE CAPITAL

The following descriptions are summaries of our share capital and the material terms of our new notice of articles and articles, which will be effective before the closing of this offering. The descriptions of the common shares and preferred shares give effect to changes to our capital structure that will occur before the closing of this offering.

General

Following the completion of this offering, our authorized share capital will consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, all of which preferred shares will be undesignated.

As of June 30, 2020, 15,251,642 common shares were outstanding and held of record by 173 shareholders, and 2,105,264 Series A1 convertible preferred shares and 6,017,784 Series A2 convertible preferred shares were outstanding and held of record by 15 shareholders. This amount does not take into account the conversion of all of our outstanding convertible preferred shares into common shares upon the closing of this offering.

Common Shares

The holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Holders of our common shares are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred shares. Under the terms of our contribution agreements with Western Economic Diversification Canada, we are restricted from paying any dividends until we have repaid the contributions thereunder in full. Our common shares have no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common shares will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred shares. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Shares

Immediately prior to the closing of this offering, all of our outstanding convertible preferred shares will be converted into common shares. Upon the closing of this offering, our board of directors will have the authority, without further action by our shareholders, to issue an unlimited number of preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common shares. The issuance of our preferred shares could adversely affect the voting power of holders of common shares and the likelihood that such holders will receive dividend payments and payments upon our liquidation, dissolution or winding up. In addition, the issuance of preferred shares could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no preferred shares will be outstanding, and we have no present plan to issue any preferred shares.

Options

As of June 30, 2020, options to purchase 4,060,900 common shares with a weighted-average exercise price of $2.34 per share were outstanding under our Current Plan.

Registration Rights

Upon the closing of this offering, the holders of                common shares issuable upon the conversion of preferred shares upon closing of this offering will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and holders of our preferred shares and are subject to the provisions of the lock-up agreements entered into by such holders of our preferred shares. See the section titled “Underwriting” appearing elsewhere in this prospectus for more information. The amended and restated investors’ rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including the estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand Registration Rights

Beginning 180 days after the effective date of this registration statement, the holders of                common shares issuable upon the conversion of our preferred shares upon closing of this offering are entitled to demand registration rights. Under the terms of the amended and restated investors’ rights agreement, we will be required, upon the written request of holders of at least a majority of the securities eligible for registration then outstanding, to use all reasonable efforts to effect the registration of these registrable securities for public resale so long as the aggregate offering price, net of related fees and expenses, would be at least $15 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement.

Form S-3 Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we are eligible to file a registration statement on Form S-3 or a Canadian short-form prospectus, upon the written request of shareholders holding at least 30% of the common shares issuable upon the conversion of our preferred shares upon closing of this offering then outstanding we will be required to file a Form S-3 registration restatement or a Canadian short-form prospectus, with respect to outstanding securities of such shareholders having an anticipated aggregate offering, net of related fees and expenses, of at least $5.0 million. We are required to effect only two registrations in any 12-month period pursuant to this provision of the amended and restated investors’ rights agreement. The right to have such shares registered on Form S-3 or a Canadian short-form prospectus is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the amended and restated investors’ rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of our common shares issuable upon the conversion of our preferred shares are entitled to include their shares in the registration. Subject to certain exceptions and limitations contained in the amended and restated investors’ rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our amended and restated investors’ rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The demand registration rights, short form registration rights, and piggyback registration rights granted under the amended and restated investors’ rights agreement will terminate on the earlier of a fourth anniversary of the closing of this offering, the closing of a deemed liquidation event, at such time after this offering when the holders’ shares may be sold without restriction pursuant to Rule 144 within a three-month period, or in such case that the sale of all such holder’s shares would not be a distribution under Section 2.5 or Section 2.6 of National Instrument 45-102, and would not be a control distribution (as defined in National Instrument 45-102).

Expenses

Ordinarily, other than the underwriting discounts and commissions, we are generally required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration and filing fees, printing expenses, fees and disbursements of our counsel, reasonable fees and disbursements of a counsel for the selling security holders not to exceed $30,000 and blue-sky fees and expenses.

Canadian Registration Rights

The amended and restated investors’ rights agreement also includes substantially similar demand registration rights, short-form registration rights and piggyback registration rights and related provisions, with respect to distributions of our securities in Canada or otherwise subject to applicable Canadian laws.

Exchange Listing

We intend to apply to list our common shares on the Nasdaq Global Market under the proposed trading symbol “ABCL.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common shares will be Philadelphia Stock Transfer, Inc., located at 2320 Haverford Road, Suite 230, Ardmore, Pennsylvania 19003; telephone (484) 416-3124.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of June 30, 2020, upon the closing of this offering,                 common shares will be outstanding, assuming the issuance of                 shares offered by us in this offering, no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below, and restricted common shares are subject to time-based vesting terms. All remaining common shares held by existing shareholders immediately prior to the closing of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately                shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of June 30, 2020; or

•	the average weekly trading volume of our common shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” appearing elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, all of our directors and officers and substantially all of our securityholders have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp. may, in their sole discretion, permit early release of shares subject to the lock-up agreements. See the section titled “Underwriting” for more information.

Registration Rights

Upon closing of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Share Capital—Registration Rights” appearing elsewhere in this prospectus for more information.

Equity Compensation Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity compensation plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

COMPARISON OF BRITISH COLUMBIA LAW AND DELAWARE LAW

We are governed by the Business Corporations Act (British Columbia), or the BCBCA. Significant differences between the BCBCA and the General Corporation Law of the State of Delaware, or the DGCL, which governs companies incorporated in the State of Delaware, include the following:

Capital Structure

Delaware	British Columbia

Under the DGCL, the certificate of incorporation must set forth the total number of shares of stock which the corporation shall have authority to issue and the par value of each of such shares, or a statement that the shares are to be without par value.	As permitted by the BCBCA and our new articles that will be effective following the completion of this offering, our authorized share capital consists of (i) an unlimited number of common shares without par value, with special rights and restrictions attached and (ii) an unlimited number of preferred shares without par value, issuable in series, with special rights and restrictions attached.

Dividends

Delaware	British Columbia

The DGCL generally provides that, subject to certain restrictions, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of the corporation’s surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Further, the holders of preferred or special stock of any class or series may be entitled to receive dividends at such rates, on such conditions and at such times as stated in the certificate of incorporation.	Under the BCBCA, dividends may be declared at the discretion of the board of directors. Any dividends declared shall be subject to the rights, if any, of shareholders holding shares with special rights as to dividends. Dividends may not be declared if there are reasonable grounds for believing that the Company is insolvent or the payment of such dividends would render the Company insolvent.

Number and Election of Directors

Delaware	British Columbia

Under the DGCL, the board of directors must consist of at least one person, and the number of directors is generally fixed by, or in the manner provided in, the by-laws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The Board may be divided into three classes of directors, with one-third of each class subject to election by the stockholder each year after such classification becomes effective.	Under the BCBCA, a company must have at least one director and, in the case of a public company, must have at least three directors. Our new articles permit our board of directors to set the number of directors. Succeeding directors must be elected and appointed in accordance with the BCBCA and the articles of the company.

Removal of Directors

Delaware	British Columbia

Under the DGCL, any or all directors may be removed with or without cause by the holders of a majority of shares entitled to vote at an election of directors unless the certificate of incorporation otherwise provides or in certain other circumstances if the corporation has cumulative voting.	As permitted under the BCBCA, our new articles provide that a director may be removed before the expiration of the director’s term by a special resolution of shareholders. Our new articles also provide that the directors may remove any director before the expiration of such director’s term if the director is convicted of an indictable offence or if the director ceases to be qualified to act as a director.

Vacancies on the Board of Directors

Delaware	British Columbia

Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Under the BCBCA, filling vacancies on the board of directors will depend on whether a director was removed or if there is a casual vacancy. If the director was removed, the position can be filled by the shareholders at the shareholder meeting where the director is removed. If there is a casual vacancy, such vacancy can be filled by the remaining directors.

Qualifications of Directors

Delaware	British Columbia

Under the DGCL, directors are not required to be residents of Delaware or the United States. The certificate of incorporation or by-laws may prescribe other qualifications for directors.	Under the BCBCA, there are four criteria for a person to be qualified as a director. The director must (i) be 18 years of age or older, (ii) be capable of managing the director’s own affairs, (iii) have no undischarged bankruptcy and (iv) not be convicted of an offence in connection with the promotion, formation or management of a corporation or unincorporated business or of an offence involving fraud. Directors are not required to be residents of British Columbia or Canada.

Board of Director Quorum and Vote Requirements

Delaware	British Columbia

Under the DGCL, a majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate or by-laws require a greater number. The by-laws may lower the number required for a quorum to one-third the number of directors, but no less.	The BCBCA does not set out any requirements for a meeting of directors, except that minutes must be kept of all proceedings at meetings of directors or committees of directors. The articles of a company may set out requirements and quorum for board meetings.

Transactions with Directors and Officers

Delaware	British Columbia

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.	Subject to certain exceptions, the BCBCA provides that a director or senior officer of a company holds a disclosable interest in a contract or transaction if the contract or transaction is material to the company, the company has entered, or proposes to enter, into the contract or transaction, and either of the following applies to the director or senior officer: (i) the director or senior officer has a material interest in the contract; or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. Under the BCBCA and our new articles, a director who holds a disclosable interest in a contract or transaction may not vote on any directors’ resolution to approve such contract or transaction unless all directors have a disclosable interest, in which case any or all of the directors may vote. Excluded directors will, however, count for the purposes of quorum. A director or senior officer is liable to account to the company for any profit that accrues to the director or senior officer under or as a result of the interested contract or transaction.

Limitation on Liability of Directors

Delaware	British Columbia

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability:

•  for breach of the director’s duty of loyalty to the corporation or its stockholders;

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•  under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions; or

•  for any transaction from which the director derived an improper personal benefit.

Under the BCBCA, a director of a company is jointly and severally liable to restore to the company any amount paid or distributed as a result of paying dividends, commissions and compensation, among other things, contrary to the BCBCA. A director will not be found liable if the director relied, in good faith, on (i) financial statements of the company represented to the director by an officer of the company or in a written report of the auditor of the company, (ii) a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility, (iii) a statement of fact represented to the director by an officer of the company or any record, information or (iv) a representation that the court considers provides reasonable grounds for the actions of the director. Further, any director is not liable if the director did not know and could not reasonably have known that the act done by the director or authorized by resolution voted for or consented to by the director was contrary to the BCBCA.

Indemnification of Directors and Officers

Delaware	British Columbia

Under the DGCL, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•  acted in good faith and in a manner he or she reasonably believed to be;

•  in or not opposed to the best interests of the corporation;

•  or, in some circumstances, at least not opposed to its best interests; and

•  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL permits indemnification for derivative suits against expenses (including legal fees) if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and only if the person is not found liable, unless a court determines the person is fairly and reasonably entitled to the indemnification.

Our new articles provide that we must indemnify all eligible parties (which includes our current and former directors and officers), and such person’s heirs and legal personal representatives, as set out in the BCBCA, against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with us on the terms of indemnity contained in our new articles. In addition, we may indemnify any other person in accordance with the BCBCA.

Call and Notice of Stockholder Meetings

Delaware	British Columbia

Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or by-laws.

If an annual meeting for election of directors is not held on the date designated or an action by written consent to

In accordance with the BCBCA, our new articles provide that an annual general meeting must be held at least once in each calendar year, and not more than 15 months after the last annual reference date, at such time and place as may be determined by the directors. An annual meeting of shareholders may be held at a location outside British Columbia if the location for the meeting is provided for in the articles or, if the elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the by-laws.

articles do not restrict the company from holding a meeting outside of British Columbia, at a location approved as required by the articles (and if not so specified then as approved by ordinary resolution of the shareholders). Our articles permit the directors to approve a location for the annual general meeting that is outside of British Columbia. We must provide notice of the annual general meeting to each shareholder entitled to attend the meeting, to each director and to the auditor of the company at least 21 days but not more then two months before the meeting date.

Under our new articles, our directors have the power at any time to call a meeting of shareholders. Under the BCBCA, the holders of not less than 5% of the issued shares of a company that carry the right to vote at a general meeting may requisition the directors to call a meeting of shareholders.

Stockholder Action by Written Consent

Delaware	British Columbia

Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.	Under the BCBCA, shareholders may act by written resolution signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders.

Stockholder Nominations and Proposals

Delaware	British Columbia

Under the DGCL, the by-laws of a corporation may include provisions respecting the nomination of directors or proposals by stockholders, including requirements for advance notice to the corporation.	Under the BCBCA, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the company’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation. Our new articles will contain advance notice provisions respecting the nomination of directors.

Stockholder Quorum and Vote Requirements

Delaware	British Columbia

Under the DGCL, quorum for a stock corporation is a majority of the shares entitled to vote at the meeting	As permitted under the BCBCA, our articles provide that a quorum for general meetings of shareholders is

unless the certificate of incorporation or by-laws specify a different quorum, but in no event may a quorum be less than one-third of the shares entitled to vote. Unless the DGCL, certificate of incorporation or by-laws provide for a greater vote, generally the required vote under the DGCL is a majority of the shares present in person or represented by proxy, except for the election of directors which requires a plurality of the votes cast.	two persons present and being, or representing by proxy, shareholders holding in the aggregate not less than % of the issued shares entitled to be voted at the meeting. Unless the BCBCA or articles provide for a greater vote, generally the required vote under the BCBCA is a majority of the votes cast by the shareholders who voted in respect of that resolution.

Amendment of Governing Instrument

Delaware	British Columbia

Amendment of Certificate of Incorporation. Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.

Amendment of By-laws. Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal by-laws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that by-laws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the by-laws.

As permitted by the BCBCA, under our new articles, any amendment to the notice of articles or articles generally requires approval by a special resolution of the shareholders. In the event that an amendment to the articles would prejudice or interfere with a right or special right attached to issued shares of a class or series of shares, such amendment must be approved separately by the holders of the class or series of shares being affected by a special resolution.

Votes on Mergers, Consolidations and Sales of Assets

Delaware	British Columbia

The DGCL provides that, unless otherwise provided in the certificate of incorporation or by-laws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.	Under the BCBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the undertaking of a company (other than in the ordinary course of business), liquidations, dissolutions and certain arrangements, are required to be approved by a special resolution of shareholders.

Dissenter’s Rights of Appraisal

Delaware	British Columbia

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from and request payment for the stockholders shares upon a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until a court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.	Under the BCBCA, a shareholder, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent in respect of a resolution to: (i) alter the company’s articles to alter restrictions on the powers of the company or on the business the company is permitted to carry on; (ii) adopt an amalgamation agreement; (iii) approve an arrangement; (iv) authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and (v) authorize the continuation of the company into a jurisdiction other than British Columbia. A shareholder is also entitled to dissent in respect of any court order that permits dissent and in respect of any other resolution if dissent is authorized by the resolution. A shareholder asserting dissent rights is entitled, subject to specified procedural requirements, including objecting to the action giving rise to dissent rights and making a proper demand for payment, to be paid by the company the fair value of the shares in respect of which the shareholder dissents. Under the BCBCA, if the shareholder and the company do not agree on the fair value for the shareholder’s shares, the company or the dissenting shareholder may apply to a court to fix a fair value for the shares.

Anti-Takeover and Ownership Provisions

Delaware	British Columbia

Unless an issuer opts out of the provisions of Section 203 of the DGCL, Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with a holder of 15% or more of the corporation’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, except as otherwise provided in Section 203. For these purposes, the term “business combination” includes mergers, asset sales and other similar transactions with an interested stockholder.	The BCBCA contains no restriction on adoption of a shareholder rights plan. The BCBCA does not restrict related party transactions; however, in Canada, takeover bids and related party transactions are addressed in provincial securities legislation and policies.

Inspection of Books and Records

Delaware	British Columbia

Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, upon written demand, inspect the corporation’s books and records during business hours for a proper purpose and may make copies and extracts therefrom.	Under the BCBCA, specified books and records of the company must be available for inspection by any of our shareholders at the registered and records office.

Derivative Actions

Delaware	British Columbia

Under the DGCL, a stockholder may bring a derivative action on behalf of a corporation to enforce the corporation’s rights if he or she was a stockholder at the time of the transaction which is the subject of the action. Additionally, under Delaware case law, a stockholder must have owned stock in the corporation continuously until and throughout the litigation to maintain a derivative action. Delaware law also requires that, before commencing a derivative action, a stockholder must make a demand on the directors of the corporation to assert the claim, unless such demand would be futile. A stockholder also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.	Under the BCBCA, a shareholder, defined for derivative actions to include a beneficial shareholder and any other person whom a court considers to be an appropriate person to make an application under the BCBCA, or a director of a company may, with leave of the court, bring a legal proceeding in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a company.

Oppression Remedy

Delaware	British Columbia

The DGCL does not expressly provide for a similar remedy.	The BCBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to any shareholder, which includes a beneficial shareholder or any other person who, in the courts discretion, is a proper person to make such an application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other applicants.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following is a description of the material U.S. federal income tax consequences to “U.S. Holders,” as defined below, of owning and disposing of our common shares. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that is an initial purchaser of the common shares pursuant to the offering and that holds our common shares as a capital asset for tax purposes (generally, property held for investment), and does not address the effects of any U.S. federal tax laws other than U.S. federal income tax laws (such as estate and gift tax laws) or any state, local or non-U.S. tax laws. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•

persons holding common shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to common shares;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. Dollar;

•	brokers, dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or government organizations;

•	S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	regulated investment companies or real estate investment trusts;

•	persons who acquired our common shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons required to accelerate the recognition of any item of gross income with respect to their common shares as a result of such income being recognized on an applicable financial statement;

•	persons holding our common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

•	persons who own (directly, indirectly, or through attribution) 10% or more (by vote or value) of our outstanding common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of common shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended, or the “Treaty,” and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares and is:

(i) An individual who is a citizen or resident of the United States;

(ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv) a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN THE COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS, AND THE APPLICATION OF ANY TAX TREATIES.

Distributions on Common Shares

Subject to the discussion below under “PFIC rules,” a U.S. Holder that receives a distribution with respect to common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits,” as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or other taxable disposition of common shares,” below). However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and accordingly each U.S. Holder should assume that the entirety of any distribution by us with respect to our common shares will constitute dividend income. The dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. Subject to applicable limitations, and provided we are eligible for the benefits of the Treaty, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the taxable year of distribution or in the preceding taxable year. For any taxable year in which we are a PFIC, any dividends we pay will not be eligible for the preferential tax rate applicable to “qualified dividend income” received by individuals and certain other non-corporate U.S. Holders. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the discussion below under “PFIC rules,” upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in our common shares generally will be such holder’s U.S. dollar cost for such common shares (adjusted for gains or losses previously recognized in connection with the rules applicable to PFICs, to the extent applicable, discussed below). Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, our common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Rules

If we are classified as a passive foreign investment company, or PFIC, in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income (such as interest income); or

•

at least 50% of its gross assets (determined on the basis of a weighted quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash).

We believe we were not classified as a PFIC during the taxable year ended December 31, 2019. Based on current business plans and financial expectations, we do not believe we will be a PFIC for our taxable year ending December 31, 2020, although we cannot provide any assurances regarding our PFIC status for any current taxable year or any future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. If we are treated as a non-publicly traded CFC for the year being tested for purposes of the PFIC rules, the value of our assets will be measured by the adjusted tax basis of our assets. If we are a publicly traded CFC or not a CFC for such year, the value of our assets generally will be determined by reference to the market price of our common shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering, including this offering.

If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the common shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the common shares, regardless of whether we continue to meet the tests described above unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, or (ii) the U.S. Holder makes a Qualified Electing Fund Election, or QEF Election, with respect to all taxable years during such U.S. Holders holding period in which we are a PFIC. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the common shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s common shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the common shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

For each taxable year we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of common shares, unless (i) such U.S. Holder makes a QEF Election or (ii) our common shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the common shares;

•	the amount allocated to the taxable year of disposition or distribution, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the common shares cannot be treated as capital, even if a U.S. Holder holds the common shares as capital assets.

If we are a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the common shares. A U.S. Holder may avoid the general tax treatment for PFICs described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code, or QEF, for each of the taxable years during the U.S. Holder’s holding period that we are a PFIC. If a QEF election is not in effect for the first taxable year in the U.S. Holder’s holding period in which we are a PFIC, a QEF election generally can only be made if the U.S. Holder elects to make an applicable deemed sale or deemed dividend election on the first day of its taxable year in which the PFIC becomes a QEF pursuant to the QEF election. The deemed gain or deemed dividend recognized with respect to such an election would be subject to the general tax treatment of PFICs discussed above. We intend to determine our PFIC status at the end of each taxable year and to satisfy any applicable record keeping and reporting requirements that apply to a QEF, and will endeavor to provide to U.S. Holders, for each taxable year that we determine we are a PFIC, a PFIC Annual Information Statement containing information necessary for a U.S. Holder to make a QEF Election with respect to us. We may elect to provide such information on our website. However, U.S. Holders should be aware that we can provide no assurances that we will provide any such information relating to any of our subsidiaries that are PFICs.

If a U.S. Holder makes a QEF election with respect to a PFIC, it will be taxed currently on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC, even if no distributions were received. Any distributions we make out of our earnings and profits that were previously included in such a U.S. Holder’s income under the QEF election would not be taxable to such U.S. Holder. Such U.S. Holder’s tax basis in its common shares would be increased by an amount equal to any income included under the QEF election and decreased by any amount distributed on the common shares that is not included in its income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of its common shares in an amount equal to the difference between the amount realized and its adjusted tax basis in the common shares, each as determined in U.S. dollars. Once made, a QEF election remains in effect unless invalidated or terminated by the IRS or revoked by the shareholder. A QEF election can be revoked only with the consent of the IRS. A U.S. Holder will not be currently taxed on the ordinary income and net capital gain of a PFIC with respect to which a QEF election was made for any taxable year of the

non-U.S. corporation that such corporation does not satisfy the PFIC Income Test or Asset Test. Each U.S. Holder should consult its tax advisor regarding the availability of, and procedure for making, any deemed gain, deemed dividend or QEF election.

U.S. Holders can avoid the interest charge on excess distributions or gain relating to the common shares by making a mark-to-market election with respect to the common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the common shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. We expect that following the closing of this offering, our common shares will be regularly traded on the Nasdaq Global Market in the fourth calendar quarter of 2020. However, there can be no assurance that our common shares will be regularly traded in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable share rules.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the common shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the common shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the common shares over the fair market value of the common shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the common shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the common shares cease to be marketable.

However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our common shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with regard to the items required to be included in such report until three years after the U.S. Holder files the annual report, and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.

WE STRONGLY URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include dividend income and net gains from the disposition of our common shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and Mark-to-Market inclusions and deductions may all be included in the calculation of net investment income. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of our common shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder generally may claim the amount of Canadian withholding tax withheld either as a deduction from gross income or as a credit against U.S. federal income tax liability. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of shares of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any shares or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, our common shares will generally be subject to information reporting and backup withholding tax, currently at a rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the material Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the Tax Act, to a purchaser who acquires as beneficial owner common shares under this offering, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada for purposes of the Tax Act and any applicable income tax convention, (ii) holds the common shares as capital property, (iii) deals at arm’s length with, and is not affiliated with, the Company or the underwriters, and (iv) does not use or hold and will not be deemed to use or hold, the common shares in a business carried on in Canada, hereinafter, a Non-Resident Holder. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, the Canada-United States Tax Convention (1980), or the Treaty, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency, or the CRA, published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the common shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the common shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Dividends

Dividends paid or credited or deemed to be paid or credited on the common shares to a Non-Resident Holder by the Company will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction under the provisions of an applicable income tax convention. For example, under the Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a common share, unless the common share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

Generally, the common shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided the common shares are listed at that time on a “designated stock exchange,” as defined in the Tax Act (which currently includes Nasdaq), unless at any time during the 60-month period that ends at that time the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the company; and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource properties,” (c) “timber resource properties” (each as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law rights in, such properties, whether or not such properties exist. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the common shares could be deemed to be taxable Canadian property.

A Non-Resident Holder contemplating a disposition of common shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                      , 2020, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp. are acting as representatives, the following respective number of common shares:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Stifel, Nicolaus & Company, Incorporated
Berenberg Capital Markets LLC
SVB Leerink LLC
BMO Capital Markets Corp.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in the offering if any are purchased, other than those common shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                 additional common shares at the initial public offering price less the estimated underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $             per share. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out of pocket expenses for this offering excluding the estimated underwriting discounts and commissions will be approximately $                . We have also agreed to reimburse the underwriters for up to $                 of expenses related to the review of this offering by the Financial Industry Regulatory Authority, Inc. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp. for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Our officers, our directors and substantially all of our other securityholders have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Stifel, Nicolaus & Company, Incorporated, Berenberg Capital Markets LLC, SVB Leerink LLC and BMO Capital Markets Corp. for a period of 180 days after the date of this prospectus, subject to certain exceptions.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the common shares on the Nasdaq Global Market under the symbol “ABCL.”

Prior to this offering, there has been no public market for our common shares. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of our common shares following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common shares of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to this offering or that an active trading market for the common shares will develop and continue after this offering.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the common shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the

Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

PRC

This prospectus has not been and will not be circulated or distributed in the PRC, and no securities may be offered or sold, or will be offered or sold, to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (SFO) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (CO), or which do not constitute an offer to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the Securities Law), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the common shares is directed only at, (i) a limited number of persons in accordance with section 15A of the Securities Law and (ii) investors listed in the first addendum (the Addendum), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL) and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA) (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the common shares. The common shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or FinSA, and no application has or will be made to admit the common shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the common shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Goodwin Procter LLP, Redwood City, California, with respect to U.S. law, and by Blake, Cassels & Graydon LLP, Vancouver, British Columbia, with respect to Canadian law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, San Diego, California, with respect to U.S. law, and by Osler, Hoskin & Harcourt LLP, Vancouver, British Columbia, with respect to Canadian law.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2018 and December 31, 2019, and for each of the years then ended, have been included in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements refers to a change in the Company’s accounting policy for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common shares we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common shares, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or other documents.

Upon the closing of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at www.abcellera.com, and upon closing of the offering, you may access, free of charge, these materials, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. We have included our website address in this prospectus solely as an inactive textual reference. The information contained on or that can be accessed through our website is not incorporated by reference into this prospectus.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

AbCellera Biologics Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AbCellera Biologics Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its accounting policy for the leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada

October 2, 2020

AbCellera Biologics Inc.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars Except Share Data)

	December 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$7,552,917	$10,444,283
Accounts receivable	2,123,968	595,582
Accrued accounts receivable	1,152,558	808,875
Other current assets	1,810,894	3,313,494

Total current assets	12,640,337	15,162,234
Long-term assets:
Property and equipment, net	8,479,940	6,329,941
Other long-term assets	584,776	—
Loans to related parties	1,783,019	—

Total long-term assets	10,847,735	6,329,941

Total assets	$23,488,072	$21,492,175

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$2,579,105	$1,568,336
Deferred revenue	3,236,026	2,333,695
Current portion of long-term debt	2,079,730	2,531,350

Total current liabilities	7,894,861	6,433,381
Long-term liabilities:
Operating lease liability	2,641,719	—
Long-term debt	1,363,143	911,224
Deferred revenue and grant funding	1,336,199	2,261,233
Other long-term liabilities	—	277,134

Total long-term liabilities	5,341,061	3,449,591

Total liabilities	13,235,922	9,882,972

Contingencies (Note 16)
Shareholders’ equity:
Common shares: no par value, unlimited authorized shares at December 31, 2019 and 2018: 15,168,143 and 15,094,143 shares issued and outstanding at December 31, 2019 and 2018, respectively	5,121,751	5,073,692
Convertible Series A1 preferred shares unlimited authorized shares at December 31, 2019 and 2018: 2,105,264 and 2,105,264 issued and outstanding at December 31, 2019 and 2018, respectively	7,545,853	7,557,007
Additional paid-in capital	2,300,178	1,483,440
Accumulated deficit	(4,715,632)	(2,504,936)

Total shareholders’ equity	10,252,150	11,609,203

Total liabilities and shareholders’ equity	$23,488,072	$21,492,175

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

AbCellera Biologics Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. Dollars Except Share Data)

	Year Ended December 31,
	2019	2018
Revenue:
Research fees	$11,611,543	$8,830,557
Operating expenses:
Research and development	10,112,939	5,802,521
Sales and marketing	1,262,659	711,537
General and administrative	2,748,869	2,150,652
Depreciation and amortization	1,604,084	918,459

Total operating expenses	15,728,551	9,583,169

Income (loss) from operations	(4,117,008)	(752,612)
Other (income) expense
Interest income	(154,957)	(42,353)
Interest and other expense	209,196	212,625
Foreign exchange (gain) loss	(186,056)	362,227
Grants and incentives	(1,774,495)	(1,593,965)

Total other (income) expense	(1,906,312)	(1,061,466)

Net earnings (loss) and comprehensive income (loss) for the period	$(2,210,696)	$308,854

Net earnings (loss) per share attributable to common shareholders
Basic and diluted	$(0.15)	$0.02
Weighted-average common shares outstanding
Basic	15,132,756	14,943,637
Diluted	15,132,756	17,133,611
Pro forma net loss per share attributable to common shareholders (unaudited)
Basic and diluted
Pro forma weighted-average common shares outstanding (unaudited)
Basic and diluted

The accompanying notes are an integral part of these consolidated financial statements.

AbCellera Biologics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars Except Share Amounts)

	Series A1 Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balances as at December 31, 2017	—	$—	14,188,509	$2,392,294	$900,913	$(2,813,790)	$479,417
Shares issued for cash	—	—	801,634	2,611,989	—	—	2,611,989
Shares issued under stock option plan	—	—	104,000	69,410	(32,846)	—	36,564
Preferred shares issued	2,105,264	7,557,007	—	—	—	—	7,557,007
Stock-based compensation expense	—	—	—	—	615,373	—	615,373
Net earnings (loss)	—	—	—	—	—	308,854	308,854

Balances as at December 31, 2018	2,105,264	7,557,007	15,094,143	5,073,692	1,483,440	(2,504,936)	11,609,203
Shares issued under stock option plan	—	—	74,000	48,059	(22,744)	—	25,315
Issuance Cost	—	(11,154)	—	—	—	—	(11,154)
Stock-based compensation expense	—	—	—	—	839,482	—	839,482
Net earnings (loss)	—	—	—	—	—	(2,210,696)	(2,210,696)

Balances as at December 31, 2019	2,105,264	$7,545,853	15,168,143	$5,121,751	$2,300,178	$(4,715,632)	$10,252,150

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	December 31, 2019	December 31, 2018
Cash flows from operating activities:
Net income (loss)	$(2,210,696)	$308,854
Cash flows from operating activities:
Depreciation of property and equipment	1,604,084	918,459
Amortization of operating lease right-of-use-assets	242,804	—
Stock-based compensation	890,233	615,373
Accretion and other	194,193	(187,637)
Changes in operating assets and liabilities:
Accounts and accrued research fees receivable	(1,803,068)	(477,230)
Investment tax credit receivable	1,592,850	(1,208,493)
Accounts payable and accrued liabilities	150,095	180,550
Operating lease liabilities	2,783,723	—
Deferred revenue	(6,478)	3,246,638
Other operating assets and liabilities	(744,025)	169,123

Net cash provided by operating activities	2,693,715	3,565,635

Cash flows from investing activities:
Purchases of property and equipment	(3,996,888)	(5,307,066)
Issuance of related party loans	(1,783,019)	—

Net cash used in investing activities	(5,779,907)	(5,307,066)

Cash flows from financing activities:
Repayment of long-term debt	(399,066)	(898,761)
Proceeds from long-term debt	192,479	2,911,113
Short-term borrowings	387,252	(32,198)
Issuance of common shares pursuant to exercise of stock options	25,315	36,564
Issuance of common shares for cash	—	2,611,989
Proceeds from issuance of preferred shares—Series A1 financing	(11,154)	7,557,007

Net cash provided by financing activities	194,826	12,185,714

Increase (decrease) in cash and cash equivalents	(2,891,366)	10,444,283
Cash and cash equivalents, beginning of year	10,444,283	—

Cash and cash equivalents, end of year	$7,552,917	$10,444,283

Supplemental disclosure of non-cash investing and financing activities:
Property and equipment purchases in accounts payable	$34,600	$548,000
Right -of-use assets obtained in exchange for operating lease obligation	2,829,800	—

The accompanying notes are an integral part of these consolidated financial statements.

AbCellera Biologics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars Except Share and Per Share Amounts)

1. Nature of operations

AbCellera Biologics Inc.’s (the “Company”) mission is to improve health with technologies that transform the way that antibody-based therapies are discovered. The Company aims to become the centralized operating system for next generation antibody discovery. The Company’s full-stack, AI-powered drug discovery platform searches and analyzes the database of natural immune systems to find antibodies that can be developed as drugs. The Company believes its technology increases the speed and the probability of success of therapeutic antibody discovery, including enabling discovery against targets that may otherwise be intractable. Rather than advancing its own clinical pipeline of drug candidates, the Company forges partnerships with drug developers of all sizes, from large cap pharmaceutical to small biotechnology companies.

2. Basis of presentation

These consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), and include the accounts of the Company and its wholly-owned subsidiaries Lineage Biosciences Inc. (U.S. foreign entity) and Channel Biologics Pty Ltd. (Australia foreign entity). All intercompany transactions and balances have been eliminated.

The Company is seeking to complete an initial public offering (“IPO”) of its common shares. Upon the closing of a qualified public offering, on specified terms, all outstanding preferred shares of the Company will automatically convert into the Company’s common shares. In the event the Company does not complete an IPO, the Company expects that its existing cash and cash equivalents, including the proceeds from related subsequent event activities as described in Note 18, will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date these financial statements are issued.

The future viability of the Company beyond that point is dependent on its ability to generate cash from operating activities and to raise additional capital and draw on government funding programs, as required, to finance its operations. If the Company is unable to obtain further funding, the Company may be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects.

In addition, the COVID-19 outbreak was declared a pandemic by the World Health Organization in early 2020. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time.

3. Significant accounting policies

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas of significant estimates include, but are not limited to, revenue recognition including estimated timing of completion of performance obligations and determining whether an option for additional goods or services represents a material right, recoverability of investment tax credits receivable, and the fair value of stock-based compensation awards. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could significantly differ from those estimates.

Revenue recognition

The Company accounts for revenue from contracts with customers, which includes the identification and assessment of the goods and/or services promised within a contract to evaluate which promises are distinct from each other. Promises that are not distinct at contract inception are combined into a single performance obligation. An option to acquire additional goods and/or services is evaluated on both quantitative and qualitative aspects to determine if such an option provides a material right to the customer that it would not have received without entering into the contract. If so, the option is accounted for as a separate performance obligation. If not, the option is considered a marketing offer and is accounted for as a separate contract upon the customer’s election.

The terms of our arrangements generally include the payment of one or more of the following: (i) non-refundable, up-front fixed fees, (ii) fixed fees for ‘discovery’ research support, (iii) fixed technology assignment fees, (iv) fixed payments based on the achievement of specified development and/or commercial milestones, (v) royalties on net sales by the customer of licensed products, and in some cases, (vi) early termination penalties, and (vii) reimbursements for costs incurred to fulfill the contract with the customer at cost or at cost plus an agreed upon mark-up.

The transaction price generally includes fixed fees due at contract inception as well as fixed fees payable at the beginning and end of different phases of the discovery research support services performed. The Company utilizes either the expected value method or the most likely amount method to estimate the amount of variable consideration to include in the transaction price, as most appropriate in the circumstances. With respect to development and commercial milestone payments, at the inception of the arrangement, the Company evaluates whether the associated event is considered probable of achievement and estimate the amount to be included in the transaction price using the most likely amount method. In determining the transaction price the Company constrains the transaction price for variable consideration to limit its inclusion so that it only includes the amount that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. To date, the Company has not recognized any development, or commercial milestone payments, or royalty revenues resulting from its arrangements with customers.

The Company allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis. Revenue is recognized based on the amount of the transaction price that is allocated to each respective performance obligation when or as the performance obligation is satisfied by transferring a promised good and/or service to the customer. The Company generally uses output methods to measure the progress toward satisfaction of performance obligations that are satisfied over time. Due to different types of end customers and nature of work involved, revenue contracts require formal inspection and approval of experiments and research plans at each stage of work, therefore, the output method is the most faithful depiction of the Company’s performance.

Segmented and Enterprise wide information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s focus is on the discovery and development of antibodies.

The Company’s revenues from external customers in which the services originated and long-term assets excluding financial instruments were in Canada.

Government grants and credits

Government grants are recognized when there is reasonable assurance that the grant will be received, and all associated conditions will be complied with. Reimbursements of eligible expenditures pursuant to government assistance programs are recorded when the related costs have been incurred and there is reasonable assurance regarding collection of the claim.

The Company receives payments from the government of Canada as investment tax credits for scientific research and experimental development expenditures. The benefits of investment tax credits are recognized in the year the qualifying expenditure is made providing there is reasonable assurance of recoverability. The Company records the investment tax credits based on its estimates of amounts expected to be recovered.

Government grants and credits received for expenditures on eligible research, development and capital expenditures are recognized ratably over the benefit period of the related expenditure for which the grants are intended to compensate in other income.

Grant claims not settled by the balance sheet date are recorded as receivables provided their receipt is reasonably assured. The determination of the amount of the claim and the corresponding receivable amount requires management judgement and interpretation of eligible expenditures in accordance with the terms of the programs. The reimbursement claims submitted by the Company are subject to review by the relevant government agencies. The Company has used its best judgement and understanding of the related program agreements in determining the receivable amount.

The benefit of below-market rate government loans is treated as a government grant. The government grant benefit is measured as the difference between the fair value of the government loan estimated by discounting future principal and interest amounts at interest rates expected to be available to the Company and the proceeds for the below-market government loan. The weighted-average interest rates estimated to be available to the Company for below-market loans received in the year ended December 31, 2019 was 5.5% (December 31, 2018—5.2%).

Deferred financing fees

Deferred financing fees include amounts charged by attorneys, accountants and service providers that are directly attributable to future financing transactions. These costs are deferred and subsequently charged against the gross proceeds of the related financing transaction upon closing of such transaction. As of December 31, 2019, and 2018, the Company had no deferred financing fees.

Functional currency

The functional currency and reporting currency of the Company and its subsidiaries is the U.S. dollar. Transactions in foreign currencies are translated to the functional currency at exchange rates at the date of the transactions. Period end balances of monetary assets and liabilities in foreign currencies are translated to the functional currency using the period end foreign currency rates. Foreign currency gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand and deposits held with banks with maturity dates of less than three months.

Accounts receivable

The Company has trade receivables which are recorded at the invoiced amount and do not bear interest. The Company evaluates the collectability of accounts receivable on a regular basis based on economic assessment of market conditions and review of customer financial history. There was no allowance for doubtful accounts recorded as at December 31, 2019 and 2018.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and improvements to property and equipment are capitalized and repairs and maintenance costs are expensed as incurred.

Property and equipment are depreciated using the straight-line method over the estimated useful lives of the property and equipment as follows:

Asset	Useful Life
Computers	3 years
Laboratory equipment	5 years
Office furniture and equipment	5 years
Leasehold improvements	Shorter of lease term or estimated useful life

Estimated useful lives are periodically assessed to determine if changes are appropriate. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are removed from the accounts and any resulting gains or losses are included in loss from operations in the period of disposal. Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

Intangible assets

Costs incurred to acquire patents and to prosecute and maintain intellectual property rights are expensed as incurred to general and administrative expense due to the uncertainty surrounding the drug development process and the uncertainty of future benefits. Patents and intellectual property acquired from third parties are capitalized and amortized over the remaining life of the patent, if related to approved products or if there are alternative future uses for the underlying technology. No patent or intellectual property costs have been capitalized to date.

Impairment of long-lived assets

The Company assesses the recoverability its long-lived assets, including property and equipment and intangible assets subject to amortization, for indicators of impairment. If events or changes in circumstances indicate impairment, the Company measures recoverability by a comparison of the asset’s carrying amount to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. No impairment of long-lived assets was identified for the years ended December 31, 2019 and 2018.

Research and development costs

Research and development costs are expensed in the period incurred. These costs related to spending for partner projects in addition to internal platform development programs and include required materials, salaries and benefits including stock-based compensation, and service contracts.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, DTAs and DTLs are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

The Company recognizes DTAs to the extent that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the DTAs in the future in excess of their net recorded amount can be realized, an adjustment to the DTA valuation allowance will be made, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) 740 on the basis of a two-step process in which (1) determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is realized.

Income tax credit (“ITC”) policy

The Company earns income tax credits from the Canadian Federal and Provincial Scientific Research and Experimental Development Programs. The Company use the flow-through method to account for ITCs earned on eligible scientific research and development expenditures. Under this method, the ITCs subject to income tax accounting are recognized as a reduction to income tax expense in the year they are earned.

Stock-based compensation

The Company accounts for awards of stock options and shares to directors, employees, consultants, and non-employees using the fair value method. Under this method, stock-based compensation expense is measured at the fair value at the date of grant and is expensed over the award’s vesting period. The requisite service period generally equals the vesting period of the awards.

Equity classified awards are measured using their grant date fair value. Liability classified awards are initially measured using their grant date fair value and are subsequently re-measured to fair value at each balance sheet date until exercised or cancelled, with changes in fair value recognized as compensation cost for the period.

For equity classified awards, a corresponding increase in additional paid-in capital is recorded when stock-based compensation is recognized. When stock options are exercised, share capital is credited by the sum of the consideration received and the related portion of the stock-based compensation previously recorded in additional paid-in capital. The effects of forfeitures of options and share awards are accounted for as they occur.

Awards with an exercise price which is not denominated in: (a) the currency of a market in which a substantial portion of the Company’s equity securities traded, (b) the currency in which the individual’s pay is denominated, or (c) the Company’s functional currency, are classified as liabilities.

Net earnings (loss) per share

The Company follows the two-class method when computing net earnings (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net earnings (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net earnings (loss) per share attributable to common shareholders is computed by dividing the net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net earnings (loss) attributable to common shareholders is computed by adjusting net income (loss) attributable to common shareholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net earnings (loss) per share attributable to common shareholders is computed by dividing the diluted net income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options and convertible preferred shares are considered potential dilutive common shares.

The Company’s convertible preferred shares contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common shareholders, such losses are not allocated to such participating securities. In periods in which the Company reported a net loss attributable to common shareholders, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common shareholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Unaudited pro forma information

In the accompanying consolidated statements of income (loss) and comprehensive income (loss), the unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 has been prepared to give effect, upon the closing of an IPO, to all outstanding preferred shares of the Company converted into the Company’s common shares, as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred shares.

4. Changes in significant accounting policies

Leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASC 842”) effective January 1, 2019, using the optional transition method that allows for a cumulative-effective adjustment in the period of adoption and did not restate prior periods. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed us to carry forward the historical lease classification. The Company applied the definition of a lease under ASC 842 to contracts effective for periods on or after January 1, 2019.

The Company determines if an arrangement is a lease at its inception. After determination of lease arrangement, the Company identifies whether the lease arrangement consists of any non-lease component. The company account for lease components (e.g., rental payments) separately from non-lease components (e.g., common area maintenance costs). Lease component is considered in operating leases, whereas non-lease component is accounted for separately in profit and loss. Such non-lease component is accounted for ratably over a straight-line basis over the duration of lease period. Operating leases are included in operating lease right-of-use assets, accrued liabilities, and long-term operating lease liabilities in our consolidated balance sheet. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities and right-of-use assets are recognized at commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments if an explicit rate is not available. The Company applied an internal borrowing rate of 6.5% on transition and applied this rate to the lease in consideration. Rent expense, included as part of general and administrative expense, for lease payments is recognized on a straight-line basis over the lease term. The operating lease right-of-use assets also includes any rent prepayments, lease incentives upon receipt, and straight-line rent expense impacts, which represent the differences between its operating lease liabilities and right-of-use assets.

Adoption of the new lease standard resulted in recognition of a right-of-use asset of $2,829,829 and a lease liability of $3,143,915, as of January 1, 2019. The difference between the right-of-use asset and lease liability relates to the balance of deferred tenant inducements.

The standard did not impact the Company’s statements of loss and had no impact on its cash flows, nor did the adoption of this standard result in a cumulative effect adjustment to accumulated deficit and had no impact on cash flows for the year ended December 31, 2019.

Prior to 2019, the Company recognized rent expense associated with its operating lease agreements on a straight-line basis over the terms of the leases. Incentives granted under its facility leases, including rent holidays, were capitalized, and recognized as adjustments to rent expense on a straight-line basis over the terms of the leases.

Stock-based compensation

The Company adopted ASU 2016-09 Improvements to Employee Share-Based Payment Accounting, effective January 1, 2018. This update provides an accounting policy election, to be applied on an entity-wide basis, to either estimate the number of awards that are expected to vest (consistent with existing U.S. GAAP) or account for forfeitures when they occur. The accounting policy election applies only to awards with service conditions; awards with performance conditions will still be assessed at each reporting date to determine whether it is probable that the performance conditions will be achieved. An entity that elects an accounting policy to account for forfeitures when they occur would assume that the service condition will be achieved when determining the initial amount of compensation cost to recognize. The entity should reverse compensation cost previously recognized when an award is forfeited before the completion of the requisite service period (the reversal is recognized in the period the award is forfeited). Therefore, regardless of the policy election, compensation cost will be recognized for all awards that ultimately vest. The Company elects to account for forfeitures when they occur.

In June 2018, the FASB issued ASU 2018—07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company adopted this standard as of January 1, 2019.

Adoption of these new accounting standards did not have a significant impact on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

On January 1, 2020, the Company adopted the new ASU 2016-13, issued by the Financial Accounting Standards Board (“FASB”), and all related amendments under ASC Topic 326, Financial Instruments—Credit Losses.

Adoption of this new accounting standard will not have a significant impact on the Company’s consolidated financial statements.

5. Net Earnings (Loss) per share

Basic and diluted net earnings (loss) per share attributable to common shareholders was calculated as follows:

	Year Ended December 31,
	2019	2018
Basic earnings (loss) per share
Net earnings (loss)	$(2,210,696)	$308,854
Less: earnings allocated to Preferred Shares Series A1	—	(16,947)

Net earnings (loss) attributable to common shareholders—basic	$(2,210,696)	$291,907

Weighted-average common shares outstanding—basic	15,132,756	14,943,637

Net earnings (loss) per share attributable to common shareholders—basic	$(0.15)	$0.02

Diluted earnings (loss) per share
Net earnings (loss) attributable to common shareholders—diluted	$(2,210,696)	$308,854

Weighted-average common shares outstanding—basic	15,132,756	14,943,637
Preferred Shares Series A1	—	867,554
Effect of stock options	—	1,322,420

Weighted-average common shares outstanding—diluted	15,132,756	17,133,611

Net earnings (loss) per share attributable to common shareholders-diluted	$(0.15)	$0.02

The Company’s potentially dilutive securities, which include convertible preferred shares and stock options have been excluded from the computation of diluted net loss per share for the year ended December 31, 2019 as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding for the year ended December 31, 2019 used to calculate both basic and diluted net loss per share attributable to common shareholders is the same.

The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net earnings (loss) per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2019	2018
Options to purchase common shares	3,735,900	—
Convertible preferred shares	2,105,264	—

Total potential common shares excluded	5,841,164	—

Unaudited Pro Forma Net Loss per Share Attributable to Common Shareholders

The unaudited pro forma basic and diluted net loss per share attributable to common shareholders for the year ended December 31, 2019 has been prepared to give effect to adjustments arising upon the closing of a qualified IPO. The unaudited pro forma net loss attributable to common shareholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common shareholders gives effect, upon the closing of a IPO, all outstanding preferred shares of the Company converted into the Company’s common shares, as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred shares to the conversion of all the outstanding preferred shares. Unaudited pro forma basic and diluted net loss per share attributable to common shareholders was calculated as follows:

Year Ended December 31, 2019
Pro forma loss per share—basic
Net loss attributable to common shareholders
Weighted-average common shares outstanding—basic
Pro forma adjustment to reflect subsequent conversion of all outstanding preferred shares, in each case upon the closing of the proposed IPO
Pro forma weighted-average common shares outstanding—basic
Pro forma net loss per share attributable to common shareholders—basic
Pro forma loss per share—diluted
Net loss attributable to common shareholders
Pro forma weighted-average common shares outstanding—diluted
Pro forma net loss per share attributable to common shareholders—diluted

6. Other Current Assets

Other current assets consisted of the following:

	December 31,
	2019	2018
Tax and investment tax credit receivable	$1,101,306	$2,763,156
Prepaid expenses and other current assets	709,588	550,338

Total other current assets	$1,810,894	$3,313,494

7. Property and equipment, net

Property and equipment, net, consisted of the following:

	December 31,
	2019	2018
Computers	$3,829,768	$3,218,721
Laboratory equipment	2,301,947	1,654,080
Furniture and fixtures	85,513	46,589
Leasehold improvements	2,728,825	2,963,429
Operating lease right-of-use assets	2,690,844	—

Property and equipment	11,636,897	7,882,819

Less accumulated depreciation	(3,156,957)	(1,552,878)

Property and equipment, net	$8,479,940	$6,329,941

Depreciation expense on property and equipment for the years ended December 31, 2019 and 2018 was $1,604,084 and $918,459, respectively.

8. Accounts payable and other liabilities

Accounts payable and other liabilities consisted of the following:

	December 31,
	2019	2018
Accounts payable and accrued liabilities	$1,643,367	$1,518,220
Bank indebtedness	387,252	—
Operating lease liability	419,139	—
Other liabilities	129,347	50,116

Total accounts payable and other liabilities	$2,579,105	$1,568,336

9. Long-term debt

Long-term debt consisted of the following:

	December 31,
	2019	2018
Non-revolving BMO loan	$2,009,340	$2,233,444
WD Canada—WINN Loan A	289,356	346,354
WD Canada—WINN Loan B	1,144,177	862,776
Less: current portion of long-term debt	(2,079,730)	(2,531,350)

Total long-term debt	$1,363,143	$911,224

Non-revolving BMO loan

The Company has a non-revolving loan from Bank of Montreal, to finance leasehold improvements and new equipment purchases, bearing interest at prime floating rate plus 1.5% per annum, secured by a first general security agreement over all the Company’s assets, assignment of account receivables, and guarantee from Export Development Canada covering 50% of all advances. The Company was in compliance with debt covenants at December 31, 2019 and the loan is presented as current on the consolidated balance sheets.

WD Canada—WINN Loan A

The Company secured contribution-based, shared cost, non-interest-bearing funding from the Ministry of Western Economic Diversification under the Western Innovation Initiative (WINN), towards capital equipment and expenses for a project based in Vancouver, BC. The funding commenced on April 1, 2015 and was completed on March 30, 2018. The maximum amount of funding under the agreement was $458,312. The contribution is repayable to the Ministry by 59 monthly installments of $7,692 starting from June 1, 2018, and one final installment of $26,923.

WD Canada—WINN Loan B

The Company secured contribution-based, shared cost, non-interest-bearing funding from the Ministry of Western Economic Diversification under the WINN towards capital equipment and expenses for a project based in Vancouver, BC. This represents the second project for which we have received funding. The funding commenced on July 1, 2017 and was completed on August 1, 2019. The maximum amount of funding under the agreement is $1,347,086 subject to annual maximums of: 2017 - $549,240; 2018 - $564,555; 2019 -$222,551. The contribution is repayable to the Ministry by 59 monthly instalments of $22,462 starting August 1, 2020 and one final instalment of $20,923.

WD Canada—BSP Loan

The Company secured contribution-based, shared cost, non-interest-bearing funding from the Ministry of Western Economic Diversification under the BSP towards capital equipment and expenses for a project based in Vancouver, BC. This represents the third project for which we have received funding. The maximum amount of funding under the agreement is $3,846,154 subject to the following maximum annual amounts based on the government funding years ending March 31: 2020 - $750,000; 2021 - $1,588,462; 2022 - $1,507,692. The contribution is repayable to the Ministry by 59 monthly instalments of $64,102 starting April 1, 2023 and one final instalment of $64,118. At December 31, 2019 the Company had not made any draws on this loan.

The Western Economic Diversification (“WD”) Loans are subject to certain non-financial and restrictive covenants, including restrictions over the use of proceeds towards capital equipment and expenses and the sale of assets acquired related to the respective approved projects. At December 31, 2019 and 2018, all eligible expenditures from proceeds received by the Company had been spent and the Company was in compliance with these covenants.

Principal repayments required on the Western Economic Diversification loans over the next five years and thereafter are as follows:

Year ending December, 31	Required principal repayments
2020	$195,677
2021	327,694
2022	307,112
2023	260,966
2024	200,861
Thereafter	110,213

Total	$1,402,523

10.	Shareholders’ Equity

Common shares

As of December 31, 2018 and 2019, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue unlimited voting common shares, each with no par value per share. The voting, dividend, and liquidation rights of the holders of the Company’s common shares are subject to and qualified by the rights, powers and preferences of the holders of the Series A preferred shares set forth below.

As of each balance sheet date, common shares consisted of the following:

	December 31, 2019		December 31, 2018
	Shares authorized	Shares issued and outstanding	Shares authorized	Shares issued and outstanding
Common shares	Unlimited	15,168,143	Unlimited	15,094,143

Each voting common share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Common shareholders are entitled to receive dividends, if any, as may be declared by the board of directors, subject to the preferential dividend rights of the preferred shares. Through December 31, 2019, no cash dividends had been declared or paid by the Company.

Series A1 preferred shares

On August 3, 2018, the Company entered into an investment agreement with DCVC Bio, L.P. for gross proceeds of $7,702,380 (CAD $10,000,004) in exchange for 2,105,264 shares. Total proceeds received net of financing costs were $7,557,007.

The Series A1 preferred shares are voting and are convertible, at any time and from time to time at the option of its holder, into fully paid and non-assessable common shares at a 1:1 ratio, subject to appropriate adjustment for splits, dividends, other similar recapitalization and the like.

Conversion of preferred shares to common shares is mandatory in the event of a “Qualified Initial Public Offering” with proceeds of at least $70 million.

The holders of the Series A1 preferred shares are entitled to vote, together with the holders of common shares, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of common shares into which the Series A1 preferred shares could convert on the record date for determination of shareholders entitled to vote.

The holders of the Series A1 preferred shares are entitled to receive noncumulative dividends, as and if declared by the Company’s board of directors (the “Preferred Dividend”). The Company may not pay any dividends on common shares of the Company unless the holders of preferred shares then outstanding first receive, or simultaneously receive, the Preferred Dividend on each outstanding Series A1 preferred share and a dividend on each outstanding Series A1 preferred share in an amount at least equal to the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common shares. Through December 31, 2019, no cash dividends had been declared or paid by the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of Series A1 preferred shares then outstanding are entitled to a 1x non-participating liquidation preference. In addition, holders of the Series A1 preferred shares are eligible to demand redemption of their shares in the event of certain deemed liquidation events, as defined the agreement. Due to the various rights and privileges within the existing Series A1 preferred and common shareholder agreements, the Company concluded triggering a deemed liquidation event is within the control of the Company, and therefore the Series A1 preferred shares are classified as permanent equity.

As of each balance sheet date, preferred shares consisted of the following:

	December 31, 2019		December 31, 2018
	Shares authorized	Shares issued and outstanding	Shares authorized	Shares issued and outstanding
Series A1 preferred shares	Unlimited	2,105,264	Unlimited	2,105,264

Stock-based compensation

The Company’s Stock Option Plan provides for the Company to grant stock options to employees, officers, directors and non-employee consultants of the Company. Options granted to employees, directors and independent contractors under the program are exercisable over their 10-year life and vest over 4 years. Common shares are issued when options are exercised.

The Company has established a compensatory stock option program that provides that the board of directors of the Company may, from time to time, at its discretion, grant directors, employees, consultants and non-employees up to 4,346,639 (2018- 4,420,639) options to purchase common shares.

Options granted under the Company’s stock option program are denominated in Canadian dollars and are translated into U.S dollars using the period end rate or the average foreign exchange rate for the period, as applicable, and have been noted for information purposes.

The following table summarizes the Company’s stock options granted in Canadian dollars since December 31, 2017:

	Number of Shares	Weighted-Average Exercise Price (CAD)	Weighted-Average Exercise Price (USD)	Weighted-Average Remaining Contractual Term
				(in years)
Outstanding, December 31, 2017	2,404,400	$1.80	$1.43	8.28
Granted	155,000	4.20	3.08
Exercised	(104,000)	0.45	0.33
Forfeited	(81,000)	2.70	1.98

Outstanding as of December 31, 2018	2,374,400	1.99	1.46
Granted	1,490,500	4.28	3.29
Exercised	(74,000)	0.45	0.35
Forfeited	(55,000)	4.28	3.29

Outstanding as of December 31, 2019	3,735,900	$2.90	$2.23	7.66

Options exercisable as of December 31, 2019	1,676,975	$1.77	$1.36	6.27

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those options that had exercise prices lower than the fair value of the Company’s common shares. The intrinsic value for stock options exercised during the years ended December 31, 2018 and 2019 was $Nil and $Nil, respectively.

Stock-based compensation expense was classified in the consolidated statements of income (loss) and comprehensive income (loss) as follows:

	Year ended December 31,
	2019	2018
Research and development expenses	$605,699	$592,661
General and administrative expenses	199,461	5,888
Sales and marketing expenses	85,073	16,824

	$890,233	$615,373

As of December 31, 2019, there was $5,915,288 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the employee share option plan. That cost is expected to be recognized over a weighted-average period of 2.9 years.

The fair value of each option award is determined on the date of grant using the Black-Scholes option pricing model. The calculation of fair value includes several assumptions that require management’s judgment. The estimated fair value of stock options was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year ended December 31,
	2019	2018
Average risk-free interest rate[1]	1.60%	3.50%
Expected volatility[2]	100%	100%
Average expected term (years)[3]	6.25	6.25
Expected dividend yield[4]	0.00%	0.00%
Weighted-average fair value of options granted[5]	$3.4158	$3.3630

(1)	This rate is from federal government marketable bonds for each option grant during the year, having a term that most closely resembles the expected life of the option.
(2)	Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As the Company does not yet have sufficient history of its own volatility, the Company has identified several public entities of similar complexity and stage of development and calculates historical volatility using the volatility of these companies.
(3)	This is the period of time that the options granted are expected to remain unexercised. Options granted have a maximum term of ten years. The Company uses the simplified method to calculate the average expected term, which represents the average of the vesting period and the contractual term.
(4)	No dividends have been paid by the company yet.
(5)	The Company granted stock options at exercise prices not less than the fair value of its common shares as determined by the Board, with input from management. Management estimated the fair value of its common shares based on a number of objective and subjective factors, including internal valuations, external market considerations affecting the biotechnology industry and the historic prices at which the Company sold common shares.

11. Research fees:

The disaggregated revenue categories are presented on the face of the statements of income (loss) and comprehensive income (loss).

Contract liabilities

Contract liabilities represent payments received for performance obligations not yet satisfied and relate to deferred revenue, and are presented as current or long-term in the accompanying balance sheets based on the expected timing of satisfaction of the underlying goods and/or services.

In the following table summarizes the changes in deferred revenue:

	December 31,
	2019	2018
Opening balance	$4,517,624	$1,270,986
Increase due to consideration received, net of revenue recognized during the year	11,605,065	12,077,195
Revenue recognized during the period	(11,611,543)	(8,830,557)

Closing balance	$4,511,146	$4,517,624

12. Income taxes

a.	For financial reporting purposes, income before income taxes included the following components:

	December 31,
	2019	2018
Canadian	$(2,015,183)	$340,900
Foreign	(195,513)	(32,046)

Total	$(2,210,696)	$308,854

The expense (benefit) for income taxes consisted of:

December 31,
	2019	2018
Canadian
Current	$—	$—
Deferred	—	—

	—	—
Foreign
Current	—	—
Deferred	—	—

	—	—

Income tax expense	$—	$—

b.

The consolidated effective income tax rate differs from the expected Canadian statutory tax rate of 27% (2018: 27%). Reconciliation between the expected tax rate on income from operations and the statutory tax rate was as follows:

	December 31,
	2019	2018
Net income (loss) before income taxes	$(2,210,696)	$308,854
Combined statutory tax rate	27%	27%

Expected income tax expense (recovery) at statutory rates	(596,888)	83,391

Stock-based compensation	253,895	166,151
Change in valuation allowance	854,475	237,373
Change for (over) under accrual	49,225	(141,843)
Change due to SR&ED	(510,273)	(242,590)
Foreign Exchange	(8,503)	(131,048)
Other	(41,931)	28,566

Income tax expense	$—	$—

c.

Deferred income tax assets and liabilities result from the temporary differences between assets and liabilities recognized for financial statement and income tax purposes. The significant components of the Company’s deferred income tax assets and liabilities were as follows:

	December 31,
	2019	2018
Deferred tax assets:
Long-term debt	$450,056	$519,027
Financing fee	29,130	35,966
Operating lease liability	826,432	74,826
Deferred revenue	66,492	—
Net operating losses carried forward	433,011	359,489
Research and development deductions and credits	1,013,354	218,298

	2,818,476	1,207,606
Deferred tax liabilities:
Property and equipment	(590,915)	(659,310)
Operating lease right of use assets	(746,139)	6,710
Other	(831)	—

	(1,337,885)	(652,600)

	1,480,591	555,006
Less: Valuation allowance	(1,480,591)	(555,006)

Net deferred tax asset (liability)	—	—

Deferred tax asset	1,337,885	652,600
Deferred tax liability	(1,337,885)	(652,600)

Net deferred tax assets (liability)	$—	$—

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing DTAs. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2019 in the United States and Canada. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2019, a valuation allowance of $1,480,591 (2018: $555,006) has been recorded to recognize only the portion of the DTA that is more likely than not to be realized against DTL that reverses in carryforward period. The amount of the DTA considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is longer present and additional weight is given to subjective evidence such as our projections for growth.

d.

The Company does not have any Canadian non-capital loss carried forward. As of December 31, 2019, the Company had Canadian income tax credits of $1,168,720 (2018: $410,656) to offset Canadian federal and provincial taxes payable expiring commencing in 2029 through 2040. As of December 31, 2019, the Company had unclaimed tax deductions for scientific research and experimental development of approximately $968,376 (2018: $421,477) with no expiry. As of December 31, 2019, the Company had operating losses carried forward related to foreign operations of approximately $1,547,375 (2018:$1,284,640 ). The operating losses available for the foreign subsidiary deferred tax assets expire as follows:

Expiry date	Income tax credit	Net operating loss
2029	$248,759	$—
2030	429,200	—
2035	—	363,418
2036	—	423,467
2037	—	332,515
2038	—	145,398
2039	161,897	19,842
2040	328,864	262,735

Total amount	$1,168,720	$1,547,375

e.

As of December 31, 2019, the Company has accumulated undistributed earnings generated by foreign subsidiaries of approximately $16,000. The Company has not provided a deferred liability for the income taxes associated with its foreign investments because it is the Company’s intention to indefinitely reinvest in its foreign investments.

f.	A reconciliation of total unrecognized tax benefits for the years ended December 31, 2019 and 2018 were as follows:

	2019	2018
January 1 balance	$448,471	$356,668
Gross increase—tax position in prior period	—	—
Gross increase—tax position in current period	386,596	448,471
Gross decrease—tax position in current period	(448,471)	(356,668)

December 31 balance	$386,596	$448,471

Included in the balance of unrecognized tax benefits at December 31, 2019 and 2018 are potential benefits of $nil that, if recognized, would affect the effective tax rate on income from operations. Recognition of these potential benefits would result in a deferred tax asset in the form of undeducted SR&ED expenditures or tax credits available for carry-forward, which would be subject to a valuation allowance based on conditions existing at the reporting date.

On December 22, 2017, the United States enacted the “Tax Cuts and Jobs Act”. A significant change under this reform is the reduction of U.S. federal statutory corporate income tax rate from 35% to 21% beginning in 2018. As a result of the reform, the Company revalued its deferred income tax balances accordingly. A full valuation is taken on the deferred tax balance. Further changes may be implemented as the U.S. authorities issue additional regulations and interpretations in the future.

The Company is subject to taxation in Canada, the United States and Australia. Further, while the statute of limitations in each jurisdiction where an income tax return has been filed generally limits the examination period, as a result of loss carry-forwards, the limitation period for examination generally does not expire until several years after the loss carry-forwards are utilized. Other than routine audits by tax authorities for tax credits and tax refunds that the Company has claimed, management is not aware of any other material income tax examination currently in progress by any taxing jurisdiction. Tax years ranging from 2017 to 2019 remain subject to Canadian income tax examinations. Tax years ranging from 2016 to 2019 remain subject to U.S. income tax examinations. Other than routine audits done by tax authorities for tax credits and tax refunds that the Company has claimed, management is not aware of any other material income tax examination currently in progress by any taxing jurisdiction.

13. Lease

The Company leases approximately 20,996 square feet for its head office, which represents both office and laboratory space, in Vancouver, British Columbia with terms expiring in 2027. The Company entered into the 10 year lease for its facility on January 1, 2018, including base rent and regular maintenance and cleaning fees. The Company accounts for this lease as an operating lease with maintenance as a non-lease component. The extension period has not been included in the determination of the right-of-use asset or the lease liability for operating leases as the Company did not consider it reasonably certain that the Company would exercise this option.

The balance sheet classification of the Company’s operating lease liability were as follows:

	December 31, 2019	December 31, 2018
Operating lease liabilities:
Current portion	$419,139	$—
Long-term portion	2,641,719	—

Total operating lease liabilities	$3,060,858	$—

As of December 31, 2019, the future minimum lease payments of the Company’s operating lease liability were as follows:

Amount
2020	$460,616
2021	460,616
2022	460,616
2023	492,940
2024	492,940
Thereafter	1,575,791

As of December 31, 2019, the remaining lease term is 8 years and the discount rate used to determine the operating lease liability was 6.5%. During the year ended December 31, 2019, the Company incurred total operating lease expenses of $638,397, which included a lease component associated with fixed lease payments of $444,454 and a non-lease component of $193,943.

14. Financial instruments:

Financial instruments and fair value

The Company categorizes its financial assets and liabilities measured at fair value into a three-level hierarchy established by U.S. GAAP that prioritizes those inputs to valuation techniques used to measure fair value based on the degree to which they are observable. The three levels of the fair value hierarchy are as follows: Level 1 inputs are quoted prices in active markets for identical assets and liabilities; Level 2 inputs, other than quoted prices included within Level 1, are observable for the asset or liability either directly or indirectly; and Level 3 inputs are not observable in the market.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, loans to related parties, accounts payable and accrued liabilities, bank indebtedness, operating lease obligations, and long-term debt. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and bank indebtedness approximate their fair values due to the immediate and short-term maturity of these financial instruments. The fair value of loans to related party approximate the carrying value as the interest rates approximate the rates applicable for non-related party loans.

At December 31, 2019, the estimated fair value of long-term debt of $3,400,000 (December 31, 2018—$3,600,000) are classified as Level 2. The estimated fair value has been determined by discounting future principal and interest amounts at estimated interest rates expected to be available to the Company at year end.

15. Financial risk management

Concentration of Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested with the primary objective being the preservation of capital and maintenance of liquidity. The guidelines on the quality of financial instruments that the Company believes minimizes the exposure to concentration of credit risk. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s exposure to credit risk for accounts and accrued receivables is indicated by the carrying value of its accounts receivable and accrued receivables. The Company provides an allowance for doubtful accounts when there is uncertainty regarding collection of the related receivable. The Company does not require customers to provide collateral to support accounts receivable. If deemed necessary, credit reviews of significant customers may be performed prior to extending credit. The determination of a customer’s ability to pay requires judgment, and failure to collect from a customer can adversely affect revenue, cash, and net earnings. The Company currently does not have an allowance and expects to collect the full balance receivable. At December 31, 2019, accounts receivable amounts are due from five customers (2018: five customers).

Interest rate risk

The Company’s interest rate risk is primarily attributable to its cash and cash equivalents, long term operating lease liability and long-term debt.

The Company believes that it does not have material exposure to changes in the fair value of cash and cash equivalents because of changes in interest rates due to the short-term nature of cash and cash equivalents. The Company does not enter into investments for trading or speculative purposes and has not used any derivative financial instruments to manage interest rate exposure.

The Company is exposed to the risk that the fair value or future cash flows of the operating lease liability and long-term debt will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by ongoing market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt. To manage interest rate exposure, the Company accesses various sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles.

Foreign currency risk

At December 31, 2019, the Company had U.S. dollar denominated cash and cash equivalents of $3,005,514 (2018—$2,687,133), Canadian denominated cash and cash equivalents of CAD $5,845,484 (2018—CAD $10,578,426), and Australian denominated cash and cash equivalents of A$66,835 (2018—nil).

The Company incurs certain operating expenses and accounts payable in currencies other than the U.S. dollar, including the Canadian and the Australian dollar, and accordingly is subject to foreign exchange risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange risk. The operating results and financial position of the Company are reported in U.S. dollars in the Company’s consolidated financial statements. The fluctuation of the U.S. dollar relative to the Canadian dollar and the Australian dollar will have an impact on the reported balances for net assets, net loss and shareholders’ equity in the Company’s consolidated financial statements.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s short-term cash requirements are primarily to settle its financial liabilities, which consist primarily of accounts payable and accrued liabilities falling due on average within 30 days and current portion of lease obligations and long term debt falling due within the next 12 months, with medium term requirements to invest in property and equipment and research and development. The Company’s principal sources of liquidity to settle its financial liabilities are cash, cash equivalents and, collection of accounts and accrued receivables relating to research collaboration and license agreements and additional government grant funding as required. The Company believes that these principal sources of liquidity are sufficient to fund its operations for at least the next 12 months.

Counterparty risk

A significant portion of revenue was recognized from three customers representing 47%,15%, 12%, respectively (2018—one customer—61%).

16. Contingencies:

From time to time, the Company may become involved in routine litigation arising in the ordinary course of business. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company does not have contingency reserves established for any litigation liabilities and any the costs related to such legal proceedings are expensed as incurred.

The Company may enter into certain agreements with strategic partners in the ordinary course of operations that may include contractual milestone payments related to the achievement of pre-specified research, development, regulatory and commercialization events and indemnification provisions, which are common in such agreements. Pursuant to the agreements, the Company may be obligated to make research and development and regulatory milestone payments upon the occurrence of certain events and low single digit royalty payments based on net sales.

To date, the Company has not recognized any development, or commercial milestone payments, or royalty payments resulting from our arrangements with our strategic partners.

17. Related party transactions:

The Company utilizes its network of investors, directors, and advisors in executing business. As such, we have transactions with related parties including the following:

(a)

The Chief Commercial Officer of StemCell Technologies Inc. was a Director for the Company until September 11, 2019. StemCell provides reagents, tools and services for life science research. The Company incurred $29,998 (2018 - $6,206) of expenses from transactions with StemCell Technologies Inc. during the year. The amounts charged were subject to normal trade terms and recorded at the exchange amount.

(b)

The Chief Executive Officer (“CEO”) of the Company was the recipient of a personal loan of $1,539,527 (CAD $2,000,000) from the Company during the year ended December 31, 2019 for the purposes of financing the purchase of a residential property. The loan is interest bearing at an annual interest rate of 3.54% and has a term to maturity of the earlier of, and unless otherwise extended as mutually agreed with the Company:

a.	Five years from the date of the advance,

b.	Two years following the date the CEO ceases to be an employee of the Company,

c.	Sale of the residential property, or

d.	Upon a qualifying liquidation event, as defined in the agreement.

The accrued interest at December 31, 2019 was $40,874.

(c)

The General Counsel of the Company was the recipient of a loan of $200,000 during the year ended December 31, 2019. The loan is interest bearing at an annual interest rate of 3.95% and has a term to maturity of 3.33 years. The accrued interest at December 31, 2019 was $2,633.

18. Subsequent events:

The Company evaluated subsequent events through to October 2, 2020, the date on which those financial statements were issued. Subsequent events are as follows:

(a)

In August of 2019 the Company entered into a contribution agreement with Western Economic Diversification Canada wherein $3,846,154 (CAD $5,000,000) of a $9,237,164 (CAD $12,000,000) Business Scale up Project will be contributed to the Company as a non-interest bearing loan with repayments commencing in April 2023 over 60 months. Subsequent to year-end, the Company had obtained an initial contribution of $1,260,582 (CAD $1,637,622) for this loan.

(b)	Announced partnerships:

Subsequent to December 31, 2019, the Company announced a grant funded by Innovation, Science and Economic Development (“ISED”) Canada for a total of $125,600,000 (CAD $175,631,000) over the next five years.

Subsequent to December 31, 2019, the Company announced a new partnership with Eli Lilly. The partnership agreement is for the Company to perform discovery research for Eli Lilly to then pursue further along the drug development process to eventually bring to the market. The agreement resulted in an upfront fee received of $25,000,000.

In March 2020 the Company entered into an agreement with Alloy Therapeutics (Alloy) to use the ATX-Gx™ humanized mice platform to enable in vivo human antibody discovery for its partner programs. Under the terms of the agreement, AbCellera will offer its biotech and pharma partners access to ATX-Gx™, Alloy’s proprietary suite of immunocompetent transgenic mice, for use in any antibody discovery program and against any therapeutic target. AbCellera paid $15,000,000 for this license which will be paid over three years.

In June 2020 the Company acquired the OrthoMab bispecific platform from Dualogics, LLC for $4,000,000. Under the terms of the asset purchase agreement, AbCellera acquires full rights to the OrthoMab platform and Dualogics retains rights to develop existing internal assets and to complete existing partnership programs.

(c)

On March 23, 2020, the Company entered into an investment agreement for gross proceeds of $75,000,244 in exchange for 6,017,784 Series A2 Preferred Shares. The preferred shares are voting and convertible into common shares.

(d)

In March 2020, the Company retired its debt facility with Bank of Montreal and subsequently entered into a credit agreement with OrbiMed Royalty & Credit Opportunities III, LP, for an available principal amount of $30,000,000 of which $15,000,000 was drawn, and was subsequently repaid and retired in July 2020.

(e)

Subsequent to year end, the Company entered into a five year lease for office space, commencing in February 2020 with annual minimum lease payments of approximately $117,891, and another five year lease for laboratory and office space, commencing in October 2021 with annual minimum lease payments of approximately $1,552,684.

(f)	The CEO loan outstanding at December 31, 2019 was subsequently repaid in full during the second quarter of 2020.

AbCellera Biologics Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars except share data)

(Unaudited)

	Pro Forma June 30, 2020	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents		$113,137,278	$7,552,917
Accounts receivable		292,349	2,123,968
Accrued amounts receivable		11,940,724	1,152,558
Other current assets		3,330,503	1,810,894

Total current assets		128,700,854	12,640,337
Long-term assets
Property and equipment, net		11,616,090	8,479,940
Intangible and other long-term assets		14,688,737	584,776
Loans to related parties		209,875	1,783,019

Total long-term assets		26,514,702	10,847,735

Total assets		$155,215,556	$23,488,072

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		$9,831,751	$2,579,105
Deferred revenue		8,074,775	3,236,026
Current portion of long-term debt		362,170	2,079,730

Total current liabilities		18,268,696	7,894,861
Long-term liabilities:
Operating lease liability		2,995,306	2,641,719
Long-term debt		16,373,477	1,363,143
Deferred revenue and grant funding		22,504,001	1,336,199
Other long-term liabilities		4,181,580	—

Total long-term liabilities		46,054,364	5,341,061

Total liabilities		64,323,060	13,235,922

Contingencies (Note 16)
Shareholders’ equity
Common shares: no par value, unlimited authorized shares at June 30, 2020 and December 31, 2019: 15,251,642 and 15,168,143 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively		5,373,082	5,121,751
Convertible preferred shares unlimited authorized shares at June 30, 2020 and December 31, 2019: 8,123,048 and 2,105,264 issued and outstanding at June 30, 2020 and December 31, 2019, respectively		82,228,079	7,545,853
Additional paid-in capital		3,396,873	2,300,178
Accumulated deficit		(105,538)	(4,715,632)

Total shareholders’ equity	—	90,892,496	10,252,150

Total liabilities and shareholders’ equity	$—	$155,215,556	$23,488,072

Subsequent events (Note 18)

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. Dollars except share data)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Revenue:
Research fees	$12,885,391	$4,958,227
Milestone payments	3,000,000	—

Total revenue	15,885,391	4,958,227

Operating expenses:
Research and development	13,262,080	4,022,209
Sales and marketing	984,201	500,660
General and administrative	3,147,535	1,070,930
Depreciation and amortization	1,467,274	789,856

Total operating expenses	18,861,090	6,383,655

Income (loss) from operations	(2,975,699)	(1,425,428)
Other (income) expense
Interest income	(83,858)	(77,402)
Interest and other (income) expense	407,529	87,127
Foreign exchange (gain) loss	970,156	(9,494)
Grants and incentives	(8,879,620)	(819,893)

Total other (income) expense	(7,585,793)	(819,662)

Net earnings (loss) and comprehensive income (loss) for the period	$4,610,094	$(605,766)

Net earnings (loss) per share attributable to common shareholders
Basic	$0.22	$(0.04)
Diluted	$0.20	$(0.04)
Weighted-average common shares outstanding
Basic	15,209,158	15,103,637
Diluted	22,603,961	15,103,637
Pro forma net earnings (loss) per common share
Basic
Diluted
Pro forma weighted-average common shares outstanding
Basic
Diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars except share amounts)

(Unaudited)

	Series A1 Preferred Shares		Series A2 Preferred Shares		Common Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as at December 31, 2019	2,105,264	$7,545,853	—	$—	15,168,143	$5,121,751	$2,300,178	$(4,715,632)	$10,252,150
Issuance of Series A2 preferred shares	—	—	6,017,784	75,000,244	—	—	—	—	75,000,244
Share issued under stock option plan	—	—	—	—	83,499	251,331	—	—	251,331
Share-based compensation expense	—	—	—	—	—	—	1,096,695	—	1,096,695
Share issuance costs	—	—	—	(318,018)	—	—	—	—	(318,018)
Net earnings (loss)	—	—	—	—	—	—	—	4,610,094	4,610,094

Balances as at June 30, 2020	2,105,264	$7,545,853	6,017,784	$74,682,226	15,251,642	$5,373,082	$3,396,873	$(105,538)	$90,892,496

Balances as at December 31, 2018	2,105,264	$7,557,007			15,094,143	$5,073,692	$1,483,440	$(2,504,936)	$11,609,203
Share issued under stock option plan	—	—	—	—	—	(7)	—	—	(7)
Share-based compensation expense	—	—	—	—	—	—	316,066	—	316,066
Net earnings (loss)	—	—	—	—	—	—	—	(605,766)	(605,766)

Balances as at June 30, 2019	2,105,264	$7,557,007	—	$—	15,094,143	$5,073,685	$1,799,506	$(3,110,702)	$11,319,498

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

(Unaudited)

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$4,610,094	$(605,766)
Cash flows from operating activities:
Depreciation and amortization	1,467,275	789,856
Amortization of operating lease right-of-use-assets	259,299	266,956
Stock-based compensation	1,843,052	316,066
Accretion and other	(245,377)	452,816
Changes in operating assets and liabilities:
Accounts receivable	1,568,068	(482,526)
Accrued research fees receivable	(10,788,166)	758,132
Deferred revenue	26,479,025	(740,002)
Other operating assets and liabilities	19,377	2,284,393

Net cash provided by operating activities	25,212,647	3,039,925

Cash flows from investing activities:
Purchases of property and equipment	(4,285,885)	(3,352,881)
Purchase of intangible asset	(5,000,000)	—
Repayment (issuance) of loan to related parties	1,573,144	(1,541,111)

Net cash used in investing activities	(7,712,741)	(4,893,992)

Cash flows from financing activities:
Proceeds from long-term debt	15,509,223	238,888
Repayment of long-term debt	(1,971,072)	(340,323)
Short-term borrowings	(387,252)	—
Issuance of common shares pursuant to exercise of stock options	251,331	(7)
Proceeds from issuance of preferred shares—Series A2 Financing	74,682,225	—

Net cash (used in) provided by financing activities	88,084,455	(101,442)

Increase (decrease) in cash and cash equivalents	105,584,361	(1,955,509)
Cash and cash equivalents, beginning of the period	7,552,917	10,444,283

Cash and cash equivalents, end of the period	$113,137,278	$8,488,774

Supplemental disclosure of non-cash investing and financing activities
Purchase of intangible assets—see Note 8

The accompanying notes are an integral part of these condensed consolidated financial statements.

AbCellera Biologics Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars except share and per share amounts)

(Unaudited)

1. Nature of operations

AbCellera Biologics Inc. (“the Company”) was incorporated and commenced business activities on November 8, 2012 under the laws of the British Columbia Business Corporations Act. The Company is engaged in the business of utilizing a mix of complex technologies in its medical research and development to unearth antibody-based drugs more quickly, cheaply and effectively. Since its inception the Company has dedicated resources to research and development activities that support its current partner projects and future platform development efforts. The Company is headquartered in Vancouver, Canada.

2. Basis of presentation

The accompanying interim condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial information. Accordingly, these financial statements do not include all the information and footnotes required for complete financial statements and should be read in conjunction with the audited consolidated financial statements of the Company and the accompanying notes thereto for the year ended December 31, 2019.

These unaudited interim condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The results of operations for the six months ended June 30, 2020 and 2019 are not necessarily indicative of results that can be expected for a full year. These unaudited interim condensed consolidated financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of the Company for the year ended December 31, 2019, except for the new accounting guidance adopted during the period.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Lineage Biosciences Inc. and Channel Biologics Pty Ltd. All intercompany transactions and balances have been eliminated on consolidation.

The Company is seeking to complete an initial public offering (“IPO”) of its common shares. Upon the closing of a qualified public offering, on specified terms, all outstanding preferred shares of the Company will automatically convert into the Company’s common shares. In the event the Company does not complete an IPO, the Company expects that its existing cash will be sufficient to fund its operating expenses and capital expenditure requirements into the foreseeable future.

The future viability of the Company beyond that point is dependent on its ability to generate cash from operating activities and to raise additional capital and draw on government funding programs, as required, to finance its operations. If the Company is unable to obtain further funding, the Company may be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. In addition, the COVID-19 outbreak was declared a pandemic by the World Health Organization in early 2020. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the Company’s business are not known at this time.

3. Significant accounting policies

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas of significant estimates include, but are not limited to, revenue recognition including estimated timing of completion of performance obligations and determining whether an option for additional goods or services represents a material right, recoverability of investment tax credits receivable, and the fair value of equity awards and related share-based compensation. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could significantly differ from those estimates.

The full extent to which the COVID-19 pandemic may directly or indirectly impact the Company’s business, results of operations and financial condition, including revenues, expenses, clinical trials, research and development costs and employee-related amounts, will depend on future developments that are evolving and highly uncertain, such as the duration and severity of the outbreak, including potential future waves or cycles, and the effectiveness of actions taken to contain and treat COVID-19. The Company considered the potential impact of COVID-19 when making certain estimates and judgments relating to the preparation of these interim condensed consolidated financial statements. While there was no material impact to the Company’s interim condensed consolidated financial statements as of and for the six months ended June 30, 2020, the Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in a material impact to the Company’s interim condensed consolidated financial statements in future reporting periods.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of June 30, 2020 has been prepared to give effect, upon the closing of an IPO, to all outstanding preferred shares of the Company converted into the Company’s common shares, as if the proposed IPO had occurred on June 30, 2020 It does not reflect any assumed proceeds from or costs related to the IPO.

In the accompanying consolidated statements of income (loss) and comprehensive income (loss), the unaudited pro forma basic and diluted net earnings per share attributable to common shareholders for the six-month period ended June 30, 2020 has been prepared to solely give effect, upon the closing of a IPO, as if all outstanding preferred shares of the Company converted into the Company’s common shares, as if the proposed IPO had occurred on the later of January 1, 2019 or the issuance date of the preferred shares.

4. Changes in significant accounting policies

On January 1, 2020, the Company adopted the new Accounting Standards Update (“ASU”) 2016-13, issued by the Financial Accounting Standards Board (“FASB”), and all related amendments under FASB Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments—Credit Losses.

Adoption of this new accounting standard did not have a significant impact on the Company’s interim condensed consolidated financial statements.

Recent accounting pronouncements not yet adopted

The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to the business or that no material impact is expected in the consolidated financial statements as a result of future adoption.

5. Net earnings (loss) per share

Basic and diluted net earnings (loss) per share attributable to common shareholders was calculated as follows (in U.S. dollars, except share and per share amounts):

	Six Months Ended June 30,
	2020	2019
Basic earnings per share
Net earnings (loss)	$4,610,094	$(605,766)
Less: earnings allocated to Preferred Shareholders	(1,207,399)	—

Net earnings (loss) attributable to common shareholders—basic	$3,402,695	$(605,766)

Weighted-average common shares outstanding—basic	15,209,158	15,103,637

Net earnings (loss) per share attributable to common shareholders—basic	$0.22	$(0.04)

Diluted earnings per share
Net earnings (loss) attributable to common shareholders—diluted	$4,610,094	$(605,766)

Weighted-average common shares outstanding—basic	15,209,158	15,103,637
Convertible Preferred Shares	5,396,759	—
Effect of stock options	1,998,044	—

Weighted-average common shares outstanding—diluted	22,603,961	15,103,637

Net earnings (loss) per share attributable to common shareholders—diluted	$0.20	$(0.04)

The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net earnings (loss) per share attributable to common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	Six Months Ended June 30,
	2020	2019
Options to purchase common shares	—	2,374,400
Convertible preferred shares	—	2,105,264

Total potential common shares excluded	—	4,479,664

Unaudited Pro Forma Net Earnings per Share Attributable to Common Shareholders

The unaudited pro forma basic and diluted net earnings per share attributable to common shareholders for the six-month period ended June 30, 2020 has been prepared to solely give effect to solely give effect to the conversion of all outstanding preferred shares of the Company into the Company’s common shares on the later of January 1, 2019 or the issuance date of the preferred shares.

Unaudited pro forma basic and diluted net earnings per share attributable to common shareholders for the period ended June 30, 2020 was calculated as follows:

Pro forma earnings per share—basic
Net earnings (loss) attributable to common shareholders
Weighted-average common shares outstanding—basic
Pro forma adjustment to reflect subsequent conversion of all outstanding preferred shares, in each case upon the closing of the proposed IPO
Pro forma weighted-average common shares outstanding—basic
Pro forma net earnings (loss) per share attributable to common shareholders—basic
Pro forma earnings per share—diluted
Net earnings (loss) attributable to common shareholders
Pro forma weighted-average common shares outstanding—basic
Effect of stock options
Pro forma weighted-average common shares outstanding—diluted

6. Other current assets

Other current assets consisted of the following:

	June 30, 2020	December 31, 2019
Tax and Investment tax credit receivable	$2,288,946	$1,101,306
Prepaid expenses and other current assets	1,041,557	709,588

Total other current assets	$3,330,503	$1,810,894

7. Property and equipment, net

Property and equipment consisted of the following:

	June 30, 2020	December 31, 2019
Computers	$4,942,080	$3,829,768
Laboratory equipment	4,311,509	2,301,947
Furniture and fixtures	119,486	85,513
Leasehold improvements	3,079,804	2,728,825
Operating lease right-of-use asset	3,210,213	2,690,844

Property and equipment	15,663,092	11,636,897
Less: accumulated depreciation	(4,047,002)	(3,156,957)

Property and equipment, net	$11,616,090	$8,479,940

Depreciation expense on property and equipment for the six month periods ended June 30, 2020 and 2019 was $890,045 and $789,856, respectively.

8.	Intangible assets, net

In March 2020, the Company entered into an agreement with Alloy Therapeutics (Alloy) to use the ATX-Gx™ humanized mice platform to enable in vivo human antibody discovery for its partner programs. Under the terms of the agreement, the Company will offer its biotech and pharma partners access to ATX-Gx™, Alloy’s proprietary suite of immunocompetent transgenic mice, for use in any antibody discovery program and against any therapeutic target. The agreement provides for future alternative use to the Company and as such the corresponding value has been recorded as an intangible asset. The asset will be amortized on a straight-line basis over the 10-year term of the license agreement with Alloy.

The acquisition consists of an initial cash payment of $5,000,000, with two additional $5,000,000 installment payments paid in twelve and twenty-four months, respectively. The estimated fair value of the non-current portion of the financial obligation was determined by discounting future principal and interest amounts at estimated interest rates expected to be available to the Company with an interest rate of 10.98%.

Intangible assets related to this acquisition consisted of the following:

	June 30, 2020	December 31, 2019
Asset cost	$14,074,493	$—
Less: accumulated amortization	(500,000)	—

Intangible assets, net	$13,574,493	$—

9. Accounts payable and other liabilities

Accounts payable and other liabilities consist of the following:

	June 30, 2020	December 31, 2019
Accounts payable and accrued liabilities	$2,521,507	$1,643,367
Liability for in-licensing agreement	5,000,000	—
Bank indebtedness	—	387,252
Operating lease liability	437,177	419,139
Other liabilities	1,873,067	129,347

Total accounts payable and other liabilities	$9,831,751	$2,579,105

10. Long-term debt

Long-term debt consisted of the following:

	June 30, 2020	December 31, 2019
Long-term debt
Non-revolving BMO loan	$—	$2,009,340
WD Canada—WINN Loan A	239,442	289,356
WD Canada—WINN Loan B	1,124,820	1,144,177
WD Canada—BSP Loan	803,233	—
OrbiMed debt facility	14,568,152	—
Less: current portion of long-term debt	(362,170)	(2,079,730)

Total long-term debt	$16,373,477	$1,363,143

Non-revolving BMO loan

The non-revolving loan from Bank of Montreal (BMO), along with interest accrued, was paid off in full in March 2020.

OrbiMed Debt Facility

In March 2020, the Company entered into a senior secured credit agreement (the “Credit Agreement”) with OrbiMed Royalty & Credit Opportunities III, LP (“OrbiMed”), which provided for term debt in an aggregate amount of $30,000,000, which matures on March 23, 2025 (a 5 year term). As of June 30, 2020, the Company had $15,000,000 of borrowings outstanding under the Credit Agreement. Borrowings under the Credit Agreement bear interest at a rate per annum equal to an applicable margin of 6.00% plus the higher of (a) the London Inter-bank Offered Rate (LIBOR) for the applicable interest period and (b) 1.75%. Subsequent to June 30, 2020, the Company repaid funds borrowed under this facility and retired the Credit Agreement with OrbiMed.

The Company was in compliance with all covenants under the Credit Agreement as of June 30, 2020. In July 2020, the outstanding loan was repaid in full, the Credit Agreement retired, and all associated security with the Credit Agreement was released.

WD Canada—Business Scale Up and Productivity (BSP) Loan

The Company secured contribution-based, shared cost, non-interest-bearing funding from the Ministry of Western Economic Diversification under the BSP towards capital equipment and expenses for a project based in Vancouver, BC. This represents the third project for which we have received funding. The maximum amount of funding under the agreement is $3,846,154 subject to the following maximum annual amounts based on government funding years ending March 31: 2020—$750,000; 2021—$1,588,462; 2022—$1,507,692. The contribution is repayable to the Ministry by 59 monthly instalments of $64,102 starting April 1, 2023 and one final instalment of $64,118. At June 30, 2020 the Company has made draws amounting to $1,463,486.

The Western Economic Diversification (WD) Loans are subject to certain non-financial and restrictive covenants, including restrictions over the use of proceeds towards capital equipment and expenses and the sale of assets acquired related to the respective approved projects. At June 30, 2020, all eligible expenditures from proceeds received by the Company have been spent and the Company was in compliance with these covenants.

11.    Shareholders’ equity

Common shares

As of June 30, 2020, and December 31, 2019, the Company’s articles of the corporation, as amended and restated, authorized the Company to issue unlimited voting common shares, each with no par value per share. The voting, dividend, and liquidation rights of the holders of the Company’s common shares are subject to and qualified by the rights, powers and preferences of the holders of the Series A1 and Series A2 preferred shares set forth below.

As of each balance sheet date, common shares consisted of the following:

	June 30, 2020		December 31, 2019
	Shares authorized	Shares issued and outstanding	Shares authorized	Shares issued and outstanding
Common shares	Unlimited	15,251,642	Unlimited	15,168,143

Each voting common share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Common shareholders are entitled to receive dividends, if any, as may be declared by the board of directors, subject to the preferential dividend rights of the preferred shares. Through June 30, 2020, no cash dividends had been declared or paid by the Company.

Series A1 preferred shares

On August 3, 2018, the Company entered into an investment agreement with DCVC Bio, L.P. for gross proceeds of $7,702,380 (CAD $10,000,004) in exchange for 2,105,264 shares. Total proceeds received net of financing costs were $7,557,007.

The Series A1 preferred shares are voting and are convertible, at any time and from time to time at the option of its holder, into fully paid and non-assessable common shares at a 1:1 ratio, subject to appropriate adjustment for splits, dividends, other similar recapitalization and the like.

Conversion of preferred shares to common shares is mandatory in the event of a Qualified Initial Public Offering with proceeds of at least $70 million.

The holders of the Series A1 preferred shares are entitled to vote, together with the holders of common shares, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of common shares into which the Series A1 preferred shares could convert on the record date for determination of shareholders entitled to vote.

The holders of the Series A1 preferred shares are entitled to receive noncumulative dividends, as and if declared by the board of directors (the “Preferred Dividend”). The Company may not pay any dividends on common shares of the Company unless the holders of Preferred Shares then outstanding first receive, or simultaneously receive, the Preferred Dividend on each outstanding Series A1 preferred share and a dividend on each outstanding Series A1 preferred share in an amount at least equal to the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common shares. Through December 31, 2019, no cash dividends had been declared or paid by the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of Series A1 Preferred Shares then outstanding are entitled to a 1x non-participating liquidation preference. Due to the various rights and privileges within the existing Series A1 Preferred and Common shareholder agreements, the Company concluded triggering a deemed liquidation event is within the control of the Company, and therefore the Series A1 Preferred Shares are classified as permanent equity.

Series A2 preferred shares

On March 23, 2020, the Company entered into an investment agreement with certain shareholders for gross proceeds of $75,000,244 in exchange for 6,017,784 shares. Total proceeds received net of financing costs were $74,682,225.

The Series A2 preferred shares are voting and are convertible, at any time and from time to time at the option of its holder, into fully paid and non-assessable common shares at a 1:1 ratio, subject to appropriate adjustment for splits, dividends, other similar recapitalization and the like.

Conversion of preferred shares to common shares is mandatory in the event of a Qualified Initial Public Offering with proceeds of at least USD $70 million.

The holders of the Series A2 preferred shares are entitled to vote, together with the holders of common shares, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of common shares into which the Series A2 preferred shares could convert on the record date for determination of shareholders entitled to vote.

The holders of the Series A2 preferred shares are entitled to receive noncumulative dividends, as and if declared by the board of directors (the “Preferred Dividend”). The Company may not pay any dividends on common shares of the Company unless the holders of Preferred Shares then outstanding first receive, or simultaneously receive, the Preferred Dividend on each outstanding Series A2 preferred share and a dividend on each outstanding Series A2 preferred share in an amount at least equal to the product of the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common shares. Through June 30, 2020, no cash dividends had been declared or paid by the Company.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of Series A2 Preferred Shares then outstanding are entitled to a 1x non-participating liquidation preference. In addition, holders of the Series A2 Preferred Shares are eligible to demand redemption of their shares in the event of certain deemed liquidation events, as defined the agreement. Due to the various rights and privileges within the existing Series A2 Preferred and Common shareholder agreements, the Company concluded triggering a deemed liquidation event is within the control of the Company, and therefore the Series A2 Preferred Shares are classified as permanent equity.

As of each balance sheet date, preferred shares consisted of the following:

	June 30, 2020		December 31, 2019
	Shares authorized	Shares issued and outstanding	Shares authorized	Shares issued and outstanding
Series Al preferred shares	Unlimited	2,105,264	Unlimited	2,105,264
Series A2 preferred shares	Unlimited	6,017,784	n/a	—

Stock-based compensation

At June 30, 2020, there are 4,346,639 options authorized to be issued under the program.

Options granted under the Company’s stock option program are denominated in Canadian dollars and are translated into U.S dollars using the period end rate or the average foreign exchange rate for the period, as applicable, and have been noted for information purposes.

The following table summarizes the Company’s stock options granted in Canadian dollars since December 31, 2019:

	Number of Shares	Weighted-Average Exercise Price (CAD)	Weighted-Average Exercise Price (USD)
Outstanding as of December 31, 2019	3,735,900	$2.90	$2.23
Granted	423,000	5.82	4.29
Exercised	(83,500)	2.15	1.58
Forfeited	(14,500)	3.13	2.31

Outstanding as of June 30, 2020	4,060,900	3.17	2.34

Options exercisable as of June 30, 2020	2,183,547	$2.19	$1.61

Stock-based compensation expense was classified in the interim condensed consolidated statements of income (loss) and comprehensive income (loss) as follows:

	Six Months Ended June 30,
	2020	2019
Research and development expenses	$1,098,765	$222,106
General and administrative expenses	694,099	58,410
Sales and marketing expenses	50,188	35,550

Total stock-based compensation expense	$1,843,052	$316,066

The fair value of each option award is determined on the date of grant using the Black Scholes option pricing model. The weighted-average valuation assumptions for stock options granted in the period are as follows:

Six Months Ended June 30, 2020
Risk-free interest rate[1]	1.45%
Expected volatility[2]	97%
Expected term (years)[3]	6.25
Expected dividend yield[4]	0.00%
Weighted-average fair value of options granted[5]	4.2425

The weighted-average valuation assumptions for liability classified stock options outstanding at June 30, 2020 are as follows:

Six Months Ended June 30, 2020
Risk-free interest rate[1]	1.54%
Expected volatility[2]	99%
Expected term (years)[3]	6.25
Expected dividend yield[4]	0.00%
Weighted-average fair value of options[5]	3.6179

(1)	This rate is from federal government marketable bonds for each option grant during the year, having a term that most closely resembles the expected life of the option.
(2)	Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. As the Company does not yet have sufficient history of its own volatility, the Company has identified several public entities of similar complexity and stage of development and calculates historical volatility using the volatility of these companies.
(3)	This is the period of time that the options granted are expected to remain unexercised. Options granted have a maximum term of ten years. The Company uses the simplified method to calculate the average expected term, which represents the average of the vesting period and the contractual term.
(4)	No dividends have been paid by the company yet.
(5)	The Company granted stock options at exercise prices not less than the fair value of its common shares as determined by the Board, with input from management. Management estimated the fair value of its common shares based on a number of objective and subjective factors, including internal valuations, external market considerations affecting the biotechnology industry and the historic prices at which the Company sold common shares.

At June 30, 2020, there were 479,500 liability classified options outstanding (June 30, 2019 – nil) which are included in other liabilities.

12. Revenue

The disaggregated revenue categories are presented on the face of the statement of income (loss) and comprehensive income (loss).

Contract liabilities

Contract liabilities represent payments received for performance obligations not yet satisfied and relate to deferred revenue, and are presented as current or long-term in the accompanying balance sheets based on the expected timing of satisfaction of the underlying goods and/or services.

The following table summarizes the changes in deferred revenue:

	Six Months Ended June 30,
	2020	2019
Opening balance	$4,511,146	$4,517,624
Increase due to consideration received, net of revenue recognized during the year	40,164,393	4,218,225
Revenue recognized during the period	(15,885,391)	(4,958,227)

Closing balance	$28,790,148	$3,777,622

13. Government funding

In 2020 the Company received a funding commitment from the Government of Canada under Innovation, Science and Economic Development’s (ISED) Strategic Innovation Fund (SIF) for a total of $125,600,000 (CAD - $175,631,000) which is intended to support research and development efforts related to the discovery of antibodies for use drugs to treat COVID-19, and to build technology and manufacturing infrastructure for antibody therapies against future pandemic threats.

To June 30, 2020 the Company incurred $9,949,869 in expenditures in respect of the SIF grant funding. This amount relates primarily to spending under phase 1 of the agreement and such amounts are not repayable. An immaterial amount was received in respect of phase 2 of the funding commitment which includes a non-probable repayable condition that is not estimable at this time.

Of the total spend during the six months ended June 30, 2020, $7,912,154 relates to research and development expenditures and is reflected in other income. The remaining $2,037,715 is attributable to capital asset expenditures and is amortized into other income over the average asset life of five years. Unamortized amounts are included in other liabilities and other long-term liabilities.

14. Leases

The Company leases approximately 20,996 square feet for its head office, which represents both office and laboratory space, in Vancouver, British Columbia with terms expiring in 2027. The Company entered into the 10 year lease for its facility on January 1, 2018, including base rent and regular maintenance and cleaning fees. The Company’s three leased facilities are accounted for as operating leases with maintenance segregated as a non-lease component. The Company has not included the extension period in the determination of the right-of-use-asset or the lease liability for operating leases as the Company did not consider it reasonably certain that the Company would exercise any extension option.

During the first half of 2020 the Company entered two additional office lease spaces. The first is an additional office facility in Vancouver BC commencing February 1, 2020 with a term of 5 years 10 months and is approximately 4,900 square feet. This lease agreement does not include an extension option. The second is approximately 2,100 square feet and is an office and laboratory facility in Sydney Australia commencing January 1, 2020 with a one year initial lease term and a one year extension period. The Company has included the extension period in the determination of the right-of-use-asset and lease liability for operating leases.

The balance sheet classification of the Company’s lease liabilities was as follows:

	June 30, 2020	December 31, 2019
Operating lease liabilities
Current portion	$437,177	$419,139
Long-term portion	2,995,306	2,641,719

Total operating lease liabilities	$3,432,483	$3,060,858

At June 30, 2020, the future minimum lease payments of the Company’s operating lease liabilities were as follows:

Amount
2020	$313,920
2021	642,244
2022	553,501
2023	584,432
2024	584,432
Thereafter	1,601,834

As of June 30, 2020, the weighted-average remaining lease term is 6.96 years and the discount rate used to determine the operating lease liabilities was approximately 6.5%.

During the six months ended June 30, 2020, the Company incurred total operating lease expenses of $423,294 for the six months ended 2020 (2019—$319,199), which included fixed lease payments and non-lease components.

15. Financial instruments

The Company categorizes its financial assets and liabilities measured at fair value into a three-level hierarchy established by U.S. GAAP that prioritizes those inputs to valuation techniques used to measure fair value based on the degree to which they are observable. The three levels of the fair value hierarchy are as follows: Level 1 inputs are quoted prices in active markets for identical assets and liabilities; Level 2 inputs, other than quoted prices included within Level 1, are observable for the asset or liability either directly or indirectly; and Level 3 inputs are not observable in the market.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, loans to related parties, accounts payable and accrued liabilities, bank indebtedness, operating lease obligations, and long-term debt. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and bank indebtedness approximate their fair values due to the immediate and short-term maturity of these financial instruments. The fair value of loans to related party approximate the carrying value as the interest rates approximate the rates applicable for non-related party loans.

At June 30, 2020, the estimated fair value of long-term debt of $17,200,000 (December 31, 2019—$3,400,000) are classified as Level 2. The estimated fair value has been determined by discounting future principal and interest amounts at estimated interest rates expected to be available to the Company at period end.

16. Contingencies

From time to time, the Company may become involved in routine litigation arising in the ordinary course of business. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company does not have contingency reserves established for any litigation liabilities and any the costs related to such legal proceedings are expensed as incurred.

The Company may enter into certain agreements with strategic partners in the ordinary course of operations that may include contractual milestone payments related to the achievement of pre-specified research, development, regulatory and commercialization events and indemnification provisions, which are common in such agreements. Pursuant to the agreements, the Company may be obligated to make research and development and regulatory milestone payments upon the occurrence of certain events and low single digit royalty payments based on net sales.

To date, the Company has not recognized any development, or commercial milestone payments, or royalty payments resulting from our arrangements with our strategic partners.

17. Related party transactions

The Company utilizes its network of investors, directors, and advisors in executing business. As such, the Company had transactions with related parties including the following:

(a)

The Chief Commercial Officer of StemCell Technologies Inc. was a director for the Company until September 11, 2019. StemCell provides reagents, tools and services for life science research. The Company incurred $15,313 (2019 - $7,074) of expenses from transactions with StemCell Technologies Inc. during the six months ended June 30, 2020 and 2019. The amounts charged were subject to normal trade terms.

(b)	The personal loan to the Chief Executive Officer of the Company was repaid in full during the period ended June 30, 2020.

(c)

The General Counsel of the Company was the recipient of a loan of $200,000 during the year ended December 31, 2019. The loan is interest bearing at an annual interest rate of 3.95% and has a term to maturity of 3.33 years.

18. Subsequent events

The Company evaluated subsequent events through to October 2, 2020, the date on which these financial statements were issued.

(a)	In July 2020, the Company repaid and retired its debt facility with OrbiMed Royalty & Credit Opportunities III, LP.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the estimated underwriting discounts and commissions, to be paid by us in connection with the sale of common shares being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The Nasdaq Global Market initial listing fee.

Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market initial listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

We are governed by the Business Corporations Act (British Columbia), or BCBCA. Under the BCBCA, and our new articles that will be in effect upon the closing of this offering, we may (or must, in the case of our articles) indemnify all eligible parties against all eligible penalties to which such person is or may be liable, and we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director is deemed to have contracted with the Company on the terms of indemnity contained in our articles.

For the purposes of such an indemnification:

“eligible party,” in relation to the Company, means an individual who

•	is or was a director or officer of the Company;

•	is or was a director or officer of another corporation

•	at a time when the corporation is or was an affiliate of the Company, or

•	at the request of the Company; or

•

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity and includes the heirs and personal or other legal representatives of that individual;

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation:

•	is or may be joined as a party, or

•	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding; and

“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

In addition, under the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, provided that the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the restrictions noted below, the eligible party will repay the amounts advanced.

Notwithstanding the provisions of the Company’s articles noted above, the Company must not indemnify an eligible party or pay the expenses of an eligible party, if any of the following circumstances apply:

•

if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by its articles;

•

if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by its articles;

•

if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Company or the associated corporation, as the case may be; or

•

in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

In addition, if an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not do either of the following:

•	indemnify the eligible party in respect of the proceeding; or

•	pay the expenses of the eligible party in respect of the proceeding.

Notwithstanding any of the foregoing, and whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA or the articles of the Company, on the application of the Company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

•	order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

•	order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

•	order the enforcement of, or any payment under, an agreement of indemnification entered into by the Company;

•	order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section; or

•	make any other order the court considers appropriate.

The BCBCA and our articles that will be in effect upon the closing of this offering authorize us to purchase and maintain insurance for the benefit of an eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company, a current or former affiliate of the Company or a corporation, partnership, trust, joint venture or other unincorporated entity at the request of the Company.

In addition, we have entered, or intend to enter, into separate indemnity agreements with each of our directors and officers pursuant to which we agree to indemnify and hold harmless our directors and officers against any and all liability, loss, damage, cost or expense in accordance with the terms and conditions of the BCBCA and our articles.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding our common shares and our preferred shares issued, warrants issued and share options granted, by us within the past three years that were not registered under the Securities Act. Included is the consideration, if any, we received for such shares and options.

•

In March 2018 we sold an aggregate of 801,634 common shares at a purchase price of CAD $4.275 per share (USD $3.258 per share) for an aggregate purchase price of approximately CAD $3.4 million (USD $2.6 million).

•	In August 2018 we sold an aggregate of 2,105,264 convertible preferred shares at a purchase price of $3.66 for an aggregate purchase price of approximately $7.7 million.

•	In March 2020 we sold an aggregate of 6,017,784 convertible preferred shares at a purchase price of $12.4631 per share for an aggregate amount of approximately $75 million.

•

We granted options to purchase an aggregate of 4,685,937 common shares with a weighted-average exercise price of $3.52 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons.

•

We issued and sold an aggregate of 511,674 common shares with a weighted-average purchase price of $3.59 per share to employees, directors and consultants for aggregate proceeds to us of approximately $1,834,452 million upon the exercise of stock options.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit number	Exhibit table

1.1*	Form of Underwriting Agreement

3.1*	Notice of Articles of the Registrant as currently in effect

3.2*	Articles of the Registrant as currently in effect

3.3*	Form of Articles of the Registrant to be effective following the completion of this offering

4.1*	Amended and Restated Investors Rights Agreement among the Registrant and certain of its shareholders, dated March 23, 2020

4.2*	Form of Specimen Common Share Certificate

5.1*	Opinion of Blake, Cassels & Graydon LLP

10.1*	Lease between 0775021 BC Ltd. and the Registrant dated June 2, 2017

10.2*	Research Collaboration and License Agreement between the Registrant and Eli Lilly and Company, dated March 11, 2020

10.3*	License Agreement between the Board of Trustees of the Leland Stanford Junior University and Lineage Biosciences Inc., dated February 11, 2015

10.4*	Amendment No. 1 to License Agreement between the Board of Trustees of the Leland Stanford Junior University and Lineage Biosciences Inc., dated March 22, 2017

10.5*	License Agreement between the University of British Columbia and the Registrant dated December 16, 2013

10.6*#	Employment Agreement between the Registrant and Carl L. G. Hansen, Ph.D., dated September 1, 2020

10.7*#	Employment Agreement between the Registrant and Andrew Booth, dated April 12, 2019

10.8*#	Employment Agreement between the Registrant and Tryn Stimart, dated July 10, 2019

10.9*#	Employment Agreement between the Registrant and Véronique Lecault, Ph.D., dated January 1, 2019

10.10*#	Fifth Amended and Restated Share Option Plan, and forms of award agreements thereunder

10.11*#	2020 Share Option Plan and forms of award agreements thereunder

10.12*#	Senior Executive Cash Incentive Bonus Plan

10.13*#	2020 Employee Share Purchase Plan

10.14*#	Form of Officer Indemnification Agreement

10.15*#	Form of Director Indemnification Agreement

21.1*	Subsidiaries of the Registrant

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Blake, Cassels & Graydon LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page to this registration statement)

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Financial Statement Schedules.

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rules 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AbCellera Biologics Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on the          day of                 , 2020.

ABCELLERA BIOLOGICS INC.

By:
Carl L. G. Hansen, Ph.D.
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl L. G. Hansen, Ph.D. and Andrew Booth, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Carl L. G. Hansen, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	, 2020

Andrew Booth	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2020

Véronique Lecault, Ph.D.	Chief Operating Officer and Director	, 2020

Michael Hayden, Ph.D.	Director	, 2020

John Edward Hamer, Ph.D.	Director	, 2020

Tryn Stimart	Authorized Representative in the United States	, 2020